                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-31431
PROSPECTUS

                                2,000,000 UNITS
                                 NEWCOM, INC.

    EACH UNIT CONSISTING OF ONE SHARE OF COMMON STOCK AND ONE COMMON STOCK
                               PURCHASE WARRANT

                               ----------------

  Each Unit ("Unit") of NewCom, Inc., a Delaware corporation (the "Company"), consists of one share of Common Stock, $0.001 par value per share ("Common Share"), and one Common Stock Purchase Warrant ("Warrant"). All of the Units offered hereby (the "Offering") are being sold by the Company. Of the initial public offering price per Unit set forth below (the "Offering Price"), $.10 is the public offering price allocated to each Warrant. Upon completion of the Offering, the Common Shares and the Warrants will immediately trade separately. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $14.25 until September 15, 2002. The Warrants are redeemable at the option of the Company, at $.05 per Warrant, at any time on or after September 15, 1998, or such earlier date as may be determined by Joseph Charles & Associates, Inc., the representative (the "Representative") of the Underwriters, upon at least 30 days' notice, if the closing price of the Common Stock equals or exceeds $19.00 per share for 20 consecutive trading days ending within 30 days prior to the date notice of redemption is given, and at such time as there is a current effective registration statement covering the Common Shares underlying the Warrants. Upon 30 days written notice to all holders of the affected class of Warrants, the Company shall have the right to reduce the exercise price and/or extend the term of the Warrants. The Units, Common Shares and Warrants offered hereby are sometimes hereinafter collectively referred to as the "Securities."

  The Company is a majority-owned subsidiary of Aura Systems, Inc., a Delaware corporation ("Aura"). Upon completion of the Offering, Aura will own approximately 75% of the outstanding Common Stock of the Company
(approximately 72% if the Underwriters' Over-allotment Option is exercised in full) and will continue to control the Company. See "Principal Stockholders" and "Relationship with Aura and Certain Transactions."

  Prior to the Offering, there has been no public market for the Common Shares or Warrants of the Company and there can be no assurance that such a market will develop or be sustained after the Offering. See "Underwriting" for a discussion of the factors considered in determining the Offering Price and the terms of the Warrants. The Common Shares and Warrants have been approved for quotation on the Nasdaq National Market under the symbols NWCM and NWCMW, respectively.

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK
              FACTORS" BEGINNING ON PAGE 7 AND "DILUTION."

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                   UNDERWRITING
                                       PRICE TO   DISCOUNTS AND  PROCEEDS TO THE
                                        PUBLIC    COMMISSIONS(1)   COMPANY(2)
--------------------------------------------------------------------------------
Per Unit............................     $9.50         $.67           $8.83
--------------------------------------------------------------------------------
Total(3)............................  $19,000,000   $1,330,000     $17,670,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                         (see Notes, next page)

                               ----------------

  The Securities are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any offer to purchase in whole or in part. It is expected that delivery of the certificates representing the Securities will be made against payment therefor at the offices of Joseph Charles & Associates, Inc., 9701 Wilshire Boulevard, Ninth Floor, Beverly Hills, California 90212, or through the facilities of Depository Trust Company, on or about September 19, 1997.

                       JOSEPH CHARLES & ASSOCIATES, INC.

               The date of this Prospectus is September 15, 1997

                                     NOTES

(1) Does not include additional compensation to be received by the Representative in the form of (i) a 2.5% non-accountable expense allowance, of which $40,000 has previously been paid by the Company, and
    (ii) the sale to the Representative for $200 of an option (the "Representative's Option") to purchase 200,000 Units at a price of $13.78 per Unit, exercisable over a period of four years commencing September 15, 1998. The Company and Aura have also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated to be $1.1 million, including the Representative's non-accountable expense allowance.
(3) Aura and the Company have granted the Underwriters an option (the "Underwriters' Over-allotment Option"), exercisable within 45 days from the date of this Prospectus, to purchase up to 300,000 additional Units on the same terms as set forth above, solely for the purpose of covering over-allotments, if any. The Common Shares included in such additional Units will be offered by Aura and the Warrants included in such additional Units will be offered by the Company. If the Underwriters' Over-allotment Option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be $21,850,000, $1,332,100 and $17,700,000, respectively, and Aura will receive gross proceeds of $2,622,600 after payment of $197,400 of Underwriting Discounts and Commissions. See "Underwriting."

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OR WARRANTS, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE CONVERTING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                          FORWARD-LOOKING STATEMENTS

  When included in this Prospectus, the words "expects," "intends," "anticipates," "plans," "projects" and "estimates," and analogous or similar expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. For a discussion of certain of such risks, see "Risk Factors." These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                               ----------------

  As of the date of this Prospectus, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company intends to furnish its stockholders and the holders of Securities with annual reports containing audited financial statements and such other periodic reports as the Company deems appropriate or as may be required by law. The Company's fiscal year ends February 28 (February 29 during leap years).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus
(i) assumes no exercise of the Warrants, the Underwriters' Over-allotment Option or the Representative's Option, (ii) does not include a total of 1,008,000 shares of Common Stock (giving effect to the Stock Split described below) reserved for issuance upon exercise of options either outstanding or available for grant under the Company's 1997 Stock Incentive Plan (the "Stock Plan"), and (iii) has been adjusted to reflect a recapitalization of the Company (the "Recapitalization") to take effect immediately prior to the closing date of the Offering (the "Closing Date") pursuant to which (x) a 7,578.947-for-1.0 stock split of the outstanding shares of Common Stock and shares subject to the Stock Plan (the "Stock Split") will be effected as a result of which the outstanding shares of Common Stock of the Company immediately prior to the Closing Date will be 8,000,000, (y) the Certificate of Incorporation of the Company will be amended (the "Certificate Amendment") to increase the number of authorized shares of Common Stock to 50,000,000 and to create and authorize 5,000,000 shares of Preferred Stock, and (z) Aura will convert (the "Conversion") $4.0 million in intercompany debt from NewCom into 421,053 shares of Common Stock. See "Description of Securities" and "Underwriting." A glossary of certain capitalized terms used in this Prospectus begins on page 71.

                                  THE COMPANY

  NewCom, Inc. ("NewCom" or the "Company") designs, manufactures and markets high performance computer communication and multimedia products for the personal computer ("PC") market. NewCom's communication products include a line of high speed external and internal data/fax and voice modems, which link PCs through the worldwide web and through direct connections over telephone lines, and NewCom's WebPal, an Internet appliance enabling users to access the worldwide web and perform Internet-specific tasks through their existing television screens. NewCom's multimedia product line includes a broad range of add-in subsystems, upgrade kits and Internet access kits that incorporate CD-ROM drives, speakers, sound cards, modems, microphones and other telephony and sound solutions. The Company's multimedia products are targeted both to users that desire to convert their PCs into multimedia systems and to users desiring to upgrade their current multimedia systems with faster CD-ROM drives, higher quality sound and increased functionality.

  The Company believes that demand for PC communication and multimedia products is driven by a variety of factors including (i) the growing installed base of PCs, particularly those sold into the consumer and small office/home office ("SOHO") markets, (ii) continuing advances in technology leading to faster modems and CD-ROM drives and expanded multimedia functionality and (iii) the rapid growth of Internet content, bandwidth-intensive interactive software, on-line services and emerging PC applications such as digital video capture and playback, video conferencing, telephony, paperless faxing, advanced desktop publishing, voicemail, high resolution three-dimensional ("3D") games, and interactive movies and other entertainment media, which increasingly demonstrates to consumers the need for PC communications and multimedia products.

  NewCom had gross revenues of $73.1 million and $16.1 million, and net revenues of $50.6 million and $15.4 million, during its fiscal year ended February 28, 1997 ("Fiscal 1997") and the three months ended May 31, 1997 (the "first quarter of Fiscal 1998"), respectively. The Company's sales channels include a broad network of national and regional independent distributors and leading retail and mass merchant chains and catalogues and, to a lesser extent, original equipment manufacturers and value added resellers ("OEMs/VARs"). NewCom's distributor customers, which accounted for 57% of the Company's gross revenues and 47% of net revenues during Fiscal 1997, include Dinorall Corporation (dba Dinexim Corp.), MicroInformatica Corporation and Southern Electronic Distributors, Inc. The Company's retail and mass merchant customers, which accounted for 36% of gross revenues and 46% of net revenues during the same period, include Circuit City Stores, Inc., Best Buy Company, Inc. and Fry's Electronics.

  NewCom does not employ an internal research and development staff. Rather, the Company strives to identify key emerging technologies in the PC communication and multimedia industries and to innovatively combine these technologies into its products using manufacturing techniques that enable the Company to rapidly bring to market high-quality products at competitive prices. New products currently being designed by NewCom and anticipated to be introduced within the next year include a line of Integrated Services Digital Network ("ISDN") modems, a 33,600 bps modem with video conferencing capability, and multimedia kits featuring Digital Video Disc-Read Only Memory ("DVD-ROM"), Compact Disk Recordable ("CDR"), and CDR MPEG (video encoding and decoding) drives, as well as a 3D graphics card and a deluxe version of the WebPal Internet appliance. Using integral compression, NewCom's ISDN modems are being designed to support data rates of up to 512 Kbps. Moreover, unlike most ISDN modems available today, NewCom's ISDN modems are being designed to function as both ISDN and standard POTS modems, making it possible for users who have upgraded their PCs to remain compatible with those who have not. In addition, the Company is exploring opportunities to design new families of communications and multimedia products utilizing emerging technologies in the industry such as cable modem and Asymmetric Digital Subscriber Line ("ADSL") modem technology.

  The Company was incorporated under the laws of Delaware in June 1994. The Company's executive offices are located at 31166 Via Colinas, Westlake Village, California 91362 and its telephone number is (818) 597-3200.

  The NewCom logo is a trademark of the Company. NEWCOM(R) is a registered trademark of the Company. NavPal, NetTalk, NetFax, NewPal, NewTalk and WebPal are trademarks of the Company for which trademark applications are pending. This Prospectus includes product names, trade names and marks of companies other than the Company. All other company or product names are trademarks, registered trademarks, trade names or marks of their respective owners and are not the property of the Company.

                                  THE OFFERING

Securities Offered................ 2,000,000 Units(1)
Common Stock Outstanding prior to
 the Offering..................... 8,000,000 Shares
Common Stock to be Outstanding     10,000,000 Shares(2)
 after the Offering...............
Use of Proceeds................... Proceeds from sale of the Units will be used for the acquisition of products and
                                   product components, repayment of existing
                                   commercial indebtedness, marketing and
                                   sales and working capital and other general
                                   corporate purposes. The Company will not
                                   receive the proceeds (if any) from the sale
                                   of Common Shares underlying any Units sold
                                   upon exercise of the Underwriters' Over-
                                   allotment Option. See "Use of Proceeds."
Risk Factors...................... The Securities offered hereby involve a high degree of risk and immediate
                                   substantial dilution. See "Risk Factors"
                                   and "Dilution."
Nasdaq National Market symbols.... Common Shares--"NWCM"
                                   Warrants--"NWCMW"

--------
(1) Until completion of the Offering, the Units may only be purchased on the basis of one Common Share and one Warrant per Unit. Upon completion of the Offering, the Common Shares and the Warrants will be immediately detachable and separately transferable. Each Warrant entitles the holder to purchase one Common Share at $14.25 per share until September 15, 2002. The Warrants are redeemable at the option of the Company, at $.05 per Warrant, at any time after September 15, 1998, or such earlier date as may be consented to in writing by the Representative, upon 30 days prior written notice, if the closing price of the Common Shares, as reported by the principal exchange on which the Common Shares are quoted, equals or exceeds $19.00 for 20 consecutive trading days within the 30 day period preceding the date of the notice of redemption and at such time as there is a current effective registration statement covering the Common Shares underlying the Warrants. Upon 30 days written notice to all holders of the Warrants, the Company shall have the right to reduce the exercise price and/or extend the term of the Warrants. See "Description of Securities."
(2) Excludes (i) 2,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants, (ii) 300,000 shares of Common Stock included in the Underwriters' Over-allotment Option, (iii) 300,000 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' Over-allotment Option, (iv) 200,000 shares of Common Stock issuable upon exercise of the Representative's Option, (v) 200,000 shares of Common Stock issuable upon exercise of the Warrants included in the Representative's Option, and (vi) 548,375 shares of Common Stock issuable upon the exercise of options outstanding as of June 30, 1997. See "Description of Securities," "Underwriting" and "Management--Stock Incentive Plan."

                         SUMMARY FINANCIAL INFORMATION

                          NINE MONTHS                                     THREE MONTHS ENDED
                             ENDED                        YEAR ENDED            MAY 31,
                          FEBRUARY 28,    YEAR ENDED     FEBRUARY 28, ---------------------------
                              1995     FEBRUARY 29, 1996     1997         1996          1997
                          ------------ ----------------- ------------ ------------ --------------
STATEMENT OF OPERATIONS
 DATA:
Gross revenues..........   $2,128,361     $33,312,587    $73,120,781   $7,465,720   $16,081,392
Net revenues............    2,103,438      31,197,429     50,631,690    7,441,383    15,429,677
Gross profit............       43,893       1,066,184     17,012,606    2,586,871     5,031,794
Income (loss) from oper-
 ations.................     (383,927)     (3,905,880)     5,163,947      955,173     2,296,067
Net income (loss).......     (380,217)     (5,185,331)     3,337,271      614,412     1,066,482
Net income (loss) per
 share(1)...............        $(.05)          $(.68)          $.44         $.08          $.14
Number of shares used in
 computing per share
 amounts(1).............    7,578,947       7,578,947      7,578,947    7,578,947     7,578,947
Pro forma net income per
 share(2)...............                                        $.42                       $.13
Number of shares used in
 computing pro forma net
 income per share(2)....                                   8,000,000                  8,000,000
                                                                       MAY 31, 1997
                                                         ----------------------------------------
                                                                                     PRO FORMA
                                       FEBRUARY 28, 1997    ACTUAL    PRO FORMA(2) AS ADJUSTED(3)
                                       ----------------- ------------ ------------ --------------
BALANCE SHEET DATA:
Total current assets.................     $44,329,127    $52,476,020  $52,476,020   $65,588,520
Working capital......................      21,916,553     31,565,837   31,565,837    48,178,337
Total assets.........................      47,435,171     55,272,094   55,272,094    68,384,594
Total current liabilities............      22,412,574     20,910,183   20,910,183    17,410,183
Due to Aura(4).......................      17,249,874     25,522,706   21,522,706    21,522,706
Stockholders' equity.................       7,772,723      8,839,205   12,839,205    29,451,705

--------
(1) See Note 1 of Notes to Financial Statements for information regarding calculation of net income (loss) per share.
(2) Gives effect to the Conversion. Assuming the Conversion was effected June 1, 1996, pro forma net income would be approximately $3,981,000 or $.50 per share, for the twelve months ended May 31, 1997.
(3) Adjusted to reflect the sale by the Company of 2,000,000 Units offered hereby at the Offering Price of $9.50 per Unit and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(4) Represents long-term loans made by Aura to the Company to cover working capital expenses. At June 30, 1997, the aggregate amount due by the Company to Aura was approximately $17.0 million.

                                 RISK FACTORS

  An investment in the Securities offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors in addition to the other information presented in this Prospectus, before purchasing the Securities offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

                     RISK FACTORS RELATING TO THE COMPANY

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS

  The Company's future operating results may vary significantly from period to period as a result of a number of factors, many of which are beyond the Company's control. These factors include the timing and volume of orders received during the period, the impact of price competition on the Company's average selling prices, the availability and pricing of components for the Company's products, market acceptance of new product introductions by the Company and its competitors, the ability of the Company to timely collect outstanding accounts receivable, changes in product or distribution channel mix, the timing of expenditures in anticipation of future sales, product returns or price protection charges from customers, the inventory levels and financial health of the Company's customers, the overall state of the PC industry and economic conditions generally. The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis and, accordingly, the Company has historically operated with a relatively small backlog. Moreover, as often occurs in the PC industry, a disproportionate percentage of the Company's net sales in any quarter may be generated in the last month of the quarter. As a result, a shortfall in sales in any quarter as compared to expectations may not be identifiable until the end of the quarter. Notwithstanding its relatively small backlog and the difficulty in forecasting future sales, the Company generally must plan production, order components and undertake its development, sales and marketing activities and other commitments months in advance. Accordingly, any shortfall in revenues in a given quarter may impact the Company's operating results due to an inability to adjust expenses or inventory during the quarter to match the level of revenues for the quarter. Although the Company, through its use of "Just-in-Time" purchasing, whereby components and supplies are purchased just before they are needed in the manufacturing cycle, and other manufacturing strategies, has generally been able to avoid problems associated with excess inventory, there can be no assurance that the market factors described above will not cause the Company to possess excess inventory in one or more future quarters, which could result in cash flow difficulties as well as expenses associated with inventory writeoffs.

  The Company's gross margins have been and will continue to be subject to quarterly fluctuations, due to the market factors described above and changes in the Company's mix of products sold and in the mix of its distribution channels. The Company's multimedia products typically have higher gross margins than its communications products. The Company's efforts to increase its sales of communication products as a percentage of total revenues in future periods will result in a reduction in its overall gross margins. Currently the Company is attempting to increase sales to OEMs/VARs, which traditionally have had lower gross margins, and to significantly increase its sales to the retail/mass merchant channel, which typically provides higher gross margins than OEM/VAR sales but requires higher sales and marketing expenses. In addition, the Company's anticipated new product introductions, which typically have higher initial development, production and marketing expenses, may further negatively impact the Company's future operating results. Moreover, the Company's industry is characterized by intense competition and declining average selling prices. As a result of the foregoing trends and competitive pricing pressures, the Company's margins and results of operations may decline in the future from the levels experienced to date.

  The Company believes that, due to industry seasonality, demand for the Company's products is strongest during the fourth calendar quarter of the year, as a result of year-end business purchases and holiday sales. This seasonality may become more pronounced in the future to the extent that a greater proportion of the Company's sales consist of sales into the retail/mass merchant channel.

LIMITED HISTORY OF INDEPENDENT OPERATIONS

  While the Company has experienced substantial growth in total revenues since its inception in 1994, the Company incurred net losses of approximately $380,000 and $5.2 million, respectively, for the nine months ended February 28, 1995 ("Fiscal 1995") and the fiscal year ended February 29, 1996 ("Fiscal 1996"). The Company commenced operations in September 1994 and, at all times prior to the Offering, has operated as a majority owned subsidiary of Aura. As such, prior to the Offering, the Company benefitted from the financial, administrative and other resources of Aura. In addition, prior to the Offering, Aura exerted significant influence over the Company's Board of Directors and thus the Company's business. Aura and NewCom have entered into several intercompany agreements designed to permit the Company to operate, following the Offering, to a greater extent as an independent business. Accordingly, the Company's future prospects must be evaluated in light of the risks, expenses and difficulties it encounters as an independent business. There can be no assurance the Company will succeed in its efforts to operate profitably at a greater level of independence from Aura. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF EXPANSION

  Since March 1, 1996, the Company has experienced a significant expansion in its overall level of business and operations, including product design, marketing, technical support and sales and distribution. The Company's full-time employee base has grown from 38 at March 1, 1996, to 76 at June 30, 1997. This expansion in the scope of the Company's business and operations resulted in a need for significant investment in infrastructure and systems. While growth of the Company's business has generated significant accounts receivable, much of the Company's available cash has been required to finance the Company's capital expenditures and operations, particularly in the first quarter of Fiscal 1998. Due to the increases in the Company's overhead and operating expenses resulting from this expansion, the Company's operating results, and opportunities for future growth, may be adversely affected if its revenues remain flat or do not increase to the extent anticipated by the Company. The Company's accounts receivable have recently increased significantly due to greater revenues and also due to its receivables being outstanding for a longer period. This longer collection period resulted, in part, from the Company's revenue growth increasing beyond the capacity of its credit and collections personnel. Of the Company's accounts receivable net at May 31, 1997 of $32.8 million, $20.4 million was over 90 days old (including $3.7 million which was due from C'More, Inc., a company controlled by Alexander Remington, a director of the Company) and $9.8 million remained outstanding as of September 5, 1997 (none of which was due from C'More, Inc. or any other affiliated entities). In response, the Company has increased the size of its credit and collections staff and intends to add additional staff in the future. The inability of the Company to collect significant portions of its accounts receivable on a timely basis or to obtain adequate financing, in addition to the proceeds of this Offering, to meet its cash requirements could limit the Company's future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  In addition, the Company's growth has placed significant demands on the Company's management and on its financial and internal infrastructure. The Company's future operating results depend on its ability to successfully implement operating, manufacturing and financial procedures and infrastructure, to improve coordination among different operating functions, to strengthen management information systems and telecommunications systems, and to continue to hire additional personnel, particularly in its customer service, accounts receivable, engineering and technical support organizations. Although management has taken actions intended to improve these areas and will execute the Services Agreement with Aura on the closing of this Offering, there can be no assurance that the Company will be able to manage these activities and implement these additional procedures, systems and infrastructure successfully, and any failure to do so would have a material adverse effect upon the Company's operating results. There can be no assurance that the Company's management team and other new personnel can successfully manage the Company's rapidly evolving business, and failure to do so would have a material adverse effect upon the Company's operating results.

FUTURE CAPITAL REQUIREMENTS; FUNDING BY AURA; UNCERTAINTY OF ADDITIONAL
FUNDING

  The Company incurred a net loss of $5.2 million in Fiscal 1996. Although the Company achieved profitability on an annual basis in Fiscal 1997 and the first quarter of Fiscal 1998, there can be no assurance that revenue growth or profitability will continue on a quarterly or annual basis in the future. The Company operates in a capital-intensive industry. Since its formation, the Company has financed it operations and capital requirements primarily with revenues generated from sales, inter-company loans received from Aura and a secured commercial line of credit. At June 30, 1997, the Company's outstanding indebtedness to Aura and under the credit line was approximately $17.0 million and $3.6 million, respectively. Immediately prior to the Closing Date, the Company intends to discharge $4.0 million of the amount due to Aura by effecting the Conversion. While the Company's current cash projections do not contemplate the need to borrow additional funds from Aura following the completion of this Offering, there can be no assurance that future events will not cause the Company to look to Aura for funding. While Aura has indicated that it will not provide working capital to the Company on a basis consistent with past practices, the Company has not received any indication from Aura that it would not provide term funding to the Company in the case of unforeseen circumstances. While the Company intends to partially repay the amount owing under its commercial line of credit with a portion of the net proceeds of this Offering, management's internal cash projections estimate future borrowings under such facility or any replacement thereof to finance operations in an amount equal to or in excess of such repaid amount within the 12-month period following the completion of this Offering. As a result, the Company will not significantly benefit from any reduction in interest expense as a result of such debt repayment.

  The Company believes that current and future available capital resources, including the net proceeds from the Offering, cash flow from operations, and other existing sources of liquidity, will be adequate to fund its operations for the 12-month period following the date of this Prospectus including, but not limited to, funding of the Company's $8.25 million firm commitment to purchase WebPal units manufactured for the Company (see Note 13 of Notes to Financial Statements). However, there can be no assurance that sufficient funds will be available following the completion of the Offering or that future events will not cause the Company to seek additional capital sooner including, but not limited to, the failure by the Company to timely collect outstanding accounts receivable. To the extent the Company is in need of any additional financing, there can be no assurance that it will be available to the Company from Aura or any other source on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its product design, manufacturing and marketing programs or to obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. Accordingly, the inability to obtain adequate financing could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RAPID TECHNOLOGICAL CHANGE; SHORT PRODUCT LIFE CYCLES

  The market for the Company's products is characterized by rapid technological change, frequent new product introductions, evolving industry requirements and short product life cycles. The Company believes that these trends will continue into the foreseeable future. The Company believes that its future success will depend in large part upon its ability to enhance its existing products and to successfully bring to market new products that meet customer requirements and gain market acceptance. There can be no assurance that the Company will be successful in designing product enhancements or new products on a timely basis, if at all, or that the Company will be able to successfully market these enhancements and new products once designed. Since the Company does not develop internally the software or hardware technology used in its products, the Company is dependent on its ability to acquire on commercially reasonable terms the proprietary technology of others. The Company must monitor industry trends and make choices in selecting new technologies and features to incorporate into its products. Each new product cycle presents new opportunities for current or prospective competitors of the Company to gain market share. If the Company does not successfully introduce new products within a given product cycle, the Company's sales will be adversely affected for that cycle and possibly subsequent cycles. Any such failure could also impair the Company's brand name and ability to command retail shelf space in future periods. Moreover, because of the short product life cycles coupled with long lead times for many components used in the Company's products, the Company may not be able to quickly reduce its production or inventory levels in response to unexpected shortfalls in sales or, conversely, to increase production in response to unexpected demand.

  Sales of individual products and product lines are typically characterized by substantial declines in sales, pricing and margins toward the end of the respective product's life cycle, the precise timing of which may be difficult to predict. As new products are planned and introduced, the Company attempts to monitor the inventory of older products and to phase out their manufacture in a controlled manner. Nevertheless, the Company could experience unexpected reductions in sales of older generation products as customers anticipate new products. These reductions could give rise to additional charges for obsolete or excess inventory, returns of older generation products by distributors and mass merchant customers, or substantial price protection charges. See "-- Product Return Risks." To the extent that the Company is unsuccessful in managing product transitions, its business and operating results could be materially adversely affected.

  The Company's multimedia products are individual add-in subsystems which function with PCs to provide additional multimedia functionality. Historically, as a given functionality becomes technologically stable and widely accepted by PC users, the cost of providing the functionality is typically reduced by means of large scale integration into semiconductor chips which are then incorporated onto PC motherboards. The Company expects that such migration will, in fact, occur with respect to the functionality provided by the Company's current products. The Company's success is largely dependent on its ability to continue to design products which incorporate new and rapidly evolving technologies that system manufacturers have not yet fully incorporated into PC motherboards. In addition, many OEMs/VARs are increasingly incorporating sound cards, CD-ROM drives, speakers and other components of multimedia upgrade kits in their PCs on a pre-installed basis. The Company anticipates that this trend will result in a reduction in demand for multimedia upgrade kits based upon such components in the future. While the Company believes that a market will continue to exist for add-in subsystems that provide advanced functionalities and offer flexibility in systems configuration, there can be no assurance that incorporation of new functionalities onto PC motherboards will not adversely affect the market for the Company's products or that the Company will continue to design and successfully introduce new types of multimedia upgrade kits.

COMPONENT SHORTAGES; RELIANCE ON LIMITED SOURCE SUPPLIERS AND THIRD-PARTY ASSEMBLERS

  The Company produces its products using components or subassemblies purchased from third-party manufacturers and suppliers. Certain of these components, particularly modem chipsets and application specific integrated circuit ("ASIC") chipsets which provide multimedia functionality, are available only from a single source or limited sources. These components are generally in short supply and frequently subject to allocation by semiconductor manufacturers. In particular, in Fiscal 1996 the Company experienced substantial constraints in the availability of modem chipsets from Rockwell International, its primary supplier at the time, which sharply impacted the Company's production and sale of its communication products. Although the Company has since increased its efforts to obtain required supplies of components, including working closely with component manufacturers and vendors and qualifying alternative components for inclusion in the Company's products, component shortages may again become acute and there can be no assurances that the Company can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. Currently, the Company depends to a substantial degree upon Cirrus Logic as the Company's primary supplier of chips. In addition, since the Company does not develop internally the software or hardware technology used in its products, the Company depends on acquiring rights to use the proprietary technology of others. In February 1997 the Company entered into an $8.25 million fixed-price firm commitment to purchase WebPal units and during the first quarter of Fiscal 1998 made a $3.6 million deposit against initial purchases. Although the Company believes that other sources of supply are available for delivery of WebPal units, the Company is and will continue to be dependent upon the ability of the seller to deliver the WebPal units in a timely manner and in accordance with Company specifications. Additionally, there can be no assurance that the Company could recover all or any portion of its deposit in the event of a dispute with or a deterioration in the financial condition of the seller. Other than the aforementioned fixed-price commitment, the Company has no guaranteed supply arrangements with any of its sole or limited source suppliers, including its chip suppliers. Moreover, the Company does not maintain an extensive inventory of components and customarily purchases sole or limited source components pursuant to purchase orders placed from time to time in the ordinary course of business. The Company's suppliers may, from time to time, experience production shortfalls or interruptions which impair the supply of components to the Company. Component shortages are likely to continue, and there can be no assurance that such shortages will not adversely affect future operating results.

  The Company uses contract assemblers, primarily located in the Peoples Republic of China, Taiwan and Mexico, to assemble its products. The Company's relationships with its Chinese, Taiwanese and Mexican contract assemblers are subject to greater political, legal, economic and other uncertainties than with its contract assemblers located in the United States. In addition, the Company typically uses only one contract assembler for a given design. Products approved for sale in certain foreign countries require the use of a manufacturing facility that has been approved by the applicable foreign regulatory authority, which limits the number of facilities available to assemble products for those countries. The failure of a contract assembler to provide acceptable quality and timely service, or an interruption of supplies from an assembler as a result of a fire, natural calamity, strike, political unrest, increased import/export restrictions or other significant events, could materially and adversely affect the Company's results of operations. See "Business--Manufacturing."

COMPETITION

  The markets for the Company's products are highly competitive. The Company competes directly against a large number of suppliers of communication products and multimedia add-in subsystems, and indirectly against OEMs to the extent they manufacture their own products and add-in subsystems. Such competitors may develop superior products or products of similar quality for sale at the same or lower prices. Other competitors may have better access than the Company to emerging technologies for use in their products, either through their use of in-house research and development personnel or through their relationships with third-party semiconductor manufacturers. In addition, the multimedia market is expected to become increasingly competitive as functionalities continue to converge and companies that previously supplied products providing functionalities not currently addressed by the Company emerge as competitors. Many of the Company's current and potential competitors have significantly greater market presence, name recognition and financial and technical resources than the Company, and many have longstanding market positions and established brand names in their respective markets. While the Company believes that its semiconductor vendor flexibility enables it to select from among the most advanced components available, the captive semiconductor supplies of certain of the Company's current and potential competitors can provide to them greater control over component design, availability and cost. The Company believes that certain of the Company's current and potential competitors compete in their markets largely on the basis of price, which may result in significant price competition, lower margins for the Company's products or otherwise affect the market for the Company's products. There can be no assurance that the Company will be able to continue to compete successfully in its markets, or to compete successful against current and new competitors, as the Company's markets continue to evolve. See "Business--Competition."

  Substantially all of the Company's sales to date have consisted of sales of PC communication and multimedia products. Sales of communication products and multimedia products accounted for approximately 19% and 81%, respectively, of the Company's net revenues in Fiscal 1996 and 36% and 64%, respectively, in Fiscal 1997 and are expected to continue to account for substantially all of the Company's sales in the near term. A decline in demand or average selling prices for these products, whether as a result of new product introductions or price competition from competitors, technological change, incorporation of the products' functionality onto PC motherboards or otherwise, would have a material adverse effect on the Company's sales and operating results. In addition, the PC communication and multimedia industries have been marked by consolidations in recent periods, with a number of firms suffering significant operating losses and, in certain cases, cessation of business. Given the Company's concentration in these markets, there can be no assurance that the volatility and competition pressure of the market will not have a material adverse effect on the Company's operations in the future.

DISTRIBUTION RISKS; DIVERSIFICATION OF SALES CHANNELS

  The Company sells its products primarily to independent regional and national distributors and retailers/mass merchants and, to a significantly lesser extent, to OEMs/VARs. The Company's success is dependent on the continued viability and financial stability of its customer base. The PC distribution and retail/mass merchant industries have been historically characterized by rapid change, including periods of widespread consolidations and the emergence of alternative distribution channels. Such change has periodically subjected the PC distribution and retail/mass merchant industries to financial difficulties. The loss of, or reduction in sales to, the Company's key customers could have a material adverse effect on the Company's operating results.

  In Fiscal 1997, sales to independent regional and national distributors accounted for approximately 57% of the Company's gross revenues and 47% of net revenues. In the first quarter of Fiscal 1998, sales to distributors decreased to approximatley 39% of gross revenues and 38% of net revenues. These independent distributors are not contractually committed to future purchases of the Company's products, are subject to only limited control by the Company, and often carry competitors' products. As a result, the Company's distributors could discontinue carrying the Company's products at any time.

  During the first quarter of Fiscal 1998, sales to retailers/mass merchants accounted for approximately 60% of the Company's gross revenues (increasing from approximately 36% of gross revenues during Fiscal 1997) and 61% of the Company's net revenues (increasing from 46% of net revenues during Fiscal
1997). The retail/mass merchant channel is substantially different from the distributor and OEM/VAR channels. Due to competition for limited shelf space, retailers are in a strong position to negotiate favorable terms of sale, including price discounts and product return policies. See "--Product Return Risks." There can be no assurance that the Company will be able to maintain or increase its sales to retailers/mass merchants on favorable terms, if at all.

  The Company's sales to OEMs/VARs accounted for approximately 7% of gross revenues and 7% of net revenues during Fiscal 1997, as compared to 1% of gross revenues and 1% of net revenues during the first quarter of Fiscal 1998. The decrease in sales to OEMs/VARs for the first quarter of Fiscal 1998 was primarily due to the Company's focus of its limited sales and marketing resources on its other more substantial distribution channels. The Company currently is expanding its sales and marketing efforts in an attempt to increase the volume of its sales to OEMs. OEMs generally have significantly different requirements from retailers/mass merchants and distributors, and often have more stringent quality standards. OEMs generally also require special distribution arrangements and product pricing. There can be no assurance the Company will be successful in its efforts to increase sales to OEMs. The inability of the Company to successfully penetrate the OEM channel could have a material adverse effect on its future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Distribution" and "--Technical Support and Customer Service."

PRODUCT RETURN RISKS

  The Company is exposed to the risk of product returns from its retailer/mass merchant and distributor customers as a result of several factors, including returns from their customers, contractual stock rotation privileges and returns of defective products or product components. In addition, the Company generally accepts returns of unsold product from customers with whom the Company has severed its customer relationship. Overstocking by the Company's customers could lead to higher than normal returns, which could have a material adverse effect on the Company's results of operations. Returned unused products generally are tested by the Company and, if undamaged, are repackaged and put back into inventory to be resold. Returned used products are tested, repaired and used as warranty replacements. Products returned to the Company due to faulty work by Company subcontractors are returned to the subcontractors for credit against future purchase orders. The Company also has a policy of offering price protection to its customers for some or all of their inventory, whereby when the Company reduces its prices for a product, the customer receives a credit for the difference between the original purchase price of the product and the Company's reduced price for the product. As a result of this policy, significant reductions in prices have had, and may in the future have, a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Returns and allowances for the first quarter of Fiscal 1998 were $621,000 (or 3.9% of gross revenues), and were $22.4 million (or 30.6% of gross revenues) in Fiscal 1997 and $2.0 million (or 6.0% of gross revenues) in Fiscal 1996. Of these returns in Fiscal 1997, approximately $19.0 million were attributed to sales made by regional and national distributors and $3.4 million were attributed to sales made by retailers/mass merchants. The disproportionately large increase in returns in Fiscal 1997 was partially due to a problem encountered in the middle of the year with a chip used in the Company's DSVD modems that was manufactured for the Company by Phylon Communications, Inc. ("Phylon"). Due to a defect in the chip's software design, which the Company believes was caused by Phylon, the chip vendor was unable to satisfy the Company's specifications for DSVD performance. As a result, the Company agreed to accept its customers' return of the modems, which it thereafter repackaged and resold as a non-DSVD modem product. Since the modem was so repackaged and sold at a profit, the Company did not seek further satisfaction from Phylon. The Company has discontinued using Phylon as a chip vendor. To reduce the likelihood of a similar problem occurring in the future, the Company has instituted a program of additional beta testing of its products and product components, sometimes in conjunction with its larger mass merchant customers. Aggregate returns relating to the defective chips were approximately $10.1 million, or 44.9% of total returns in Fiscal 1997. In addition, in Fiscal 1997 the Company's efforts to upgrade the quality and average size of its customer base and its resulting cessation of business with several smaller customers resulted in a higher than normal incidence of product returns from such customers. Aggregate returns in Fiscal 1997 from customers with which the Company discontinued business (which may have included returns due to the aforementioned defective chips) were approximately $10.2 million, or 45.5% of total returns in Fiscal 1997. While the Company believes that returns associated with the aforementioned chip defect should not be material in future periods, it is expected that returns will continue from smaller customers disenfranchised as a result of the Company's upgrading of its customer base, possibly at significant levels. There can be no assurance this factor, as well as the other factors described above, will not continue to result in significant levels of product returns and allowances in future periods, which may have a material adverse effect on the Company's operations.

DEPENDENCE ON FUTURE GROWTH OF INTERNET AND INTERNET INFRASTRUCTURE

  The growth of the markets for PC communication and multimedia products has been driven in part by the rapid technological change in those markets and increased use of the Internet. There can be no assurance that such rapid technological change will continue or that the telecommunications infrastructure will be developed to support the high-volume adoption of these technologies. Moreover, the Company's future success is in significant respects dependent upon continued growth in the use of and interest in the Internet. Such growth is a recent phenomenon and there can be no assurance that the current rate of growth will be sustained in future periods. To the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased governmental regulation. Any of these factors could materially adversely affect the market for PC communication and multimedia products and the Company's results of operations. See "Business--Industry Overview."

RELIANCE ON KEY EMPLOYEES

  The Company's success will depend in large part on the continued services of its President, Chief Executive Officer and Director, Sultan W. Khan, its Executive Vice President and Director, Asif M. Khan, and other key management employees. The Company does not maintain "key person" insurance on the lives of any of these individuals. The loss of one or more key management employees or the failure to attract and retain additional personnel could have a material adverse effect on the Company.

PROPRIETARY RIGHTS

  The Company does not employ an internal research and development staff and acquires virtually all of the software and hardware technology used in its PC communication and multimedia products by licensing such technology from third-party manufacturers and suppliers. The Company establishes and protects its proprietary rights in and to its product design, manufacturing, testing, marketing and customer support methods primarily through a combination of trade secret and copyright protections. There can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's trade secrets, proprietary information or technology. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. As is typical in its industry, the Company from time to time may be subject to legal claims asserting that the Company has violated intellectual property rights of third parties. In the event a third party were to sustain a valid claim against the Company and in the event any required license were not available on commercially reasonable terms, the Company's operating results could be materially and adversely affected. Litigation, which could result in substantial cost to and diversion of resources of the Company, may also be necessary to enforce intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. See "Business--Commitment to Emerging Technologies."

                     RISK FACTORS RELATING TO THE OFFERING

CONTROL OF COMPANY BY AURA

  Based upon the 10,000,000 shares of Common Stock which will be outstanding upon completion of the Offering, Aura will beneficially own and control 75% of the Company's outstanding Common Stock (or approximately 72% if the Underwriters' Over-allotment Option is exercised in full). In addition, cumulative voting (which provides that a stockholder can cast votes in the election of directors equal to the number of shares owned by such stockholder multiplied by the number of directors to be elected to a single candidate or among the candidates as the stockholder wishes) is not permitted with respect to the Company's Common Stock. Accordingly, Aura will have sufficient voting power to control the outcome of all corporate matters submitted to the vote of stockholders. Such matters could include the election of directors, changes in the size and composition of the Board of Directors, proxy contests, mergers involving the Company, tender offers, open-market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. In addition, the concentration of ownership in Aura could have the effect of delaying or preventing a change in control of the Company and may affect the market price of the Securities. See "Management," "Relationship with Aura and Certain Transactions," "Principal Stockholders" and "Description of Securities."

POTENTIAL CONFLICTS OF INTEREST; CERTAIN CHARTER PROVISIONS LIMITING LIABILITY

  Various conflicts of interest between the Company and Aura could arise following the completion of the Offering, and persons serving as directors, officers and employees of both the Company and Aura may have conflicting duties to each. Currently, Steven C. Veen, the Company's acting Chief Financial Officer, also serves as Chief Financial Officer of Aura, Michael I. Froch, the Company's Secretary and a Director, also serves as an employee of Aura, and Gerald S. Papazian, a Director of the Company, also serves as President and Chief Operating Officer of Aura. Although the Company currently is searching for a new Chief Financial Officer to replace Mr. Veen, there can be no assurance the Company will be successful in hiring such replacement position in the foreseeable future or at all. Ownership interests of NewCom's Directors or officers in the common stock of Aura could also create or appear to create potential conflicts of interest when such directors and officers are faced with decisions that could have different implications for the Company and for Aura. See "Principal Stockholders--Ownership of Aura Stock."

  The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") includes provisions relating to competition by Aura with the Company, allocations of corporate opportunities, transaction with interested parties and intercompany agreements and provisions limiting the liability of certain persons. See "Description of Securities--Certain Certificate of Incorporation and Bylaw Provisions." The enforceability under Delaware corporate law of such provisions which eliminate certain rights that might have been available to stockholders under Delaware law had such provisions not been included has not been established and thus counsel to the Company is not able to render an opinion regarding the enforceability of such provisions. The Company's Restated Certificate provides that any person purchasing or acquiring an interest in shares of capital stock of the Company, including the Underwriters, shall be deemed to have consented to the provisions in the Restated Certificate relating to competition by Aura with the Company, conflicts of interest, corporate opportunities and intercompany agreements, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions. The existence of these terms and restrictions described above do not limit, impair or waive any rights conferred by or under the federal securities laws. The Company intends to disclose the existence of such provisions in its Annual Reports on Form 10-K as well as in certain other filings with the Commission. The corporate charter of Aura does not include compatible provisions and, as a result, persons who are directors and/or officers of the Company and who are also directors and/or officers of Aura may choose to take action in reliance on such provisions rather than act in a manner that might be favorable to the Company but adverse to Aura. See "Description of Securities--Certain Certificate of Incorporation and Bylaw Provisions."

  Under the Restated Certificate, the personal monetary liability of the directors of the Company for breach of their fiduciary duty of care, including actions involving gross negligence, are eliminated to the fullest extent permitted under Delaware law. See "Description of Securities--Certain Certificate of Incorporation and Bylaw Provisions--Limitations on Directors' Liability."

INTERCOMPANY AGREEMENTS NOT SUBJECT TO ARM'S-LENGTH NEGOTIATIONS

  On or before the Closing Date, Aura and the Company will have entered into certain intercompany agreements, including (i) a tax sharing agreement pursuant to which, for the period prior to the date of deconsolidation of the Company and Aura for tax purposes, Aura will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company, to file federal, state and local returns on behalf of the Company and to calculate the amount of the Company's tax liability, however, any tax liability owed by the Company to Aura for the period from June 1, 1997 through the Deconsolidation Date will be recorded by the Company as an additional capital contribution by Aura effective as of the Deconsolidation Date. See "Relationship with Aura and Certain Transactions--Arrangements and Transactions with Aura Systems, Inc.--Tax Sharing Agreement", (ii) a noncompetition agreement with terms described below (the "Noncompetition Agreement"), (iii) an agreement pursuant to which Aura will continue to provide various corporate services, as more fully described below, to the Company on an interim basis following the Closing Date that may be material to the conduct of the Company's business (the "Corporate Services Agreement"),
(iv) a redemption agreement pursuant to which Aura will have the option to require the Company to apply up to 70% of the net proceeds the Company receives from the exercise of the Warrants to redeem shares of Common Stock held by Aura at the Warrant exercise price (the "Redemption Option Agreement"), and (v) a registration rights agreement, pursuant to which Aura can require the Company to register, at the Company's expense, all of the Common Stock held by Aura, with 3.0 million shares subject to such rights commencing one year from the date of this Prospectus and the balance of such shares registrable one year thereafter (the "Aura Rights Agreement"). Because the Company is currently a majority-owned subsidiary of Aura, none of the intercompany agreements resulted from arm's-length negotiations. These agreements may include terms and conditions that may be more or less favorable to the Company than terms contained in similar agreements negotiated with third parties.

  Pursuant to the Underwriting Agreement to be executed by and between the Representative, as representative of the several Underwriters, Aura and the Company, the Company and Aura have granted the Underwriters the Underwriters' Over-allotment Option to purchase up to 300,000 additional Units on the same terms set forth herein, solely for the purpose of covering over-allotments, if any. The Common Shares included in such additional Units will be offered by Aura and the Warrants included in such additional Units will be offered by the Company.

  With respect to matters covered by the Corporate Services Agreement, the relationship between Aura and the Company is intended to continue on an interim basis for six months following completion of the Offering, in a manner generally consistent with past practices. The Corporate Services Agreement is terminable by either party upon 60 days prior written notice. In the event that Aura elects to terminate the agreement, there can be no assurance that the Company would be able to secure alternative sources for such services within 60 days or that such services could be obtained for costs comparable to costs charged by Aura within such period. Pursuant to the Noncompetition Agreement, Aura has covenanted, for a period of three years from the Closing Date, not to compete with the Company in the design, manufacture, sale or marketing of PC modem and certain multimedia products and to provide the Company with an exclusive, fully paid, royalty free, worldwide license, irrevocable during such three-year period, to make, use and sell any such competitive products developed or offered by Aura. Except as set forth in the Noncompetition Agreement, Aura is not restricted from competing with the Company and there can be no assurance that Aura, following the expiration or prior termination of the Noncompetition Agreement, will not expand, through development of new lines of products or businesses, acquisitions or otherwise, its operations in a way that might compete with the Company's business. See "Relationship with Aura and Certain Transactions."

WARRANTS SUBJECT TO REDEMPTION

  Each Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $14.25 until September 15, 2002. The Warrants are redeemable by the Company for $.05 per Warrant at any time after September 15, 1998 (which period may be reduced or waived by the Representative in its sole discretion) upon at least 30 days' prior written notice provided the closing price of the Common Stock for 20 consecutive trading days within the 30 day period preceding the date of the notice of redemption equals or exceeds $19.00 per share. A Warrant holder's right to exercise the Warrants will terminate upon the redemption date, thereby depriving the Warrants of any value except the right to receive the redemption price. In the event the Company exercises the right to redeem the Warrants, a holder would be required either to exercise the Warrants within the period of the notice of redemption (which could occur at a time when it may be disadvantageous to do so), to sell the Warrants at the then current market price when the holder might otherwise wish to hold them, or to accept the redemption. The Company presently expects to call all of the Warrants for redemption as soon as permitted provided that a current prospectus relating to the Common Stock underlying such Warrants is then in effect. See "Description of Securities--Warrants." There can be no assurance that a Warrant holder would be able to sell the shares of Common Stock received by it upon exercise of the Warrants at the then-current market price or at a price which is in excess of the exercise price of such Warrants. Further, as described in detail below, the Company may not be able to issue shares of Common Stock to Warrant holders wishing to exercise their Warrants in response to the Company's notice of redemption. See "--Current Prospectus and State Blue Sky Registration Requirements to Exercise Warrants" and "Description of Securities."

CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIREMENTS TO EXERCISE WARRANTS

  The Company will be able to issue shares of Common Stock upon the exercise of the Warrants and the Representative's Option only if (i) there is a current prospectus relating to such Common Stock under an effective registration statement (including audited financial statements for any companies acquired) filed with the Commission, and (ii) such Common Stock is then qualified for sale or exempt therefrom under the applicable state securities laws of the jurisdictions in which the various holders of Warrants reside. The Company has agreed with the Representative in the Underwriting Agreement to use its best efforts to have a registration statement effective at any time that the exercise price of the Warrants is less than the market price of the Common Stock (i.e., when the Warrants are "in the money"). After a registration statement becomes effective, it may require updating by the filing of a post-effective amendment. There can be no assurance, however, that the Company will be successful in maintaining a current registration statement. Also, it is possible that the Company may be unable, for unforeseen reasons, to cause a registration statement covering the shares underlying the Warrants to be in effect when the Warrants are exercisable. In that event, the Warrants may expire unless extended by the Company as permitted by the Warrant.

  Because the Warrants and Common Shares included in the Units being offered hereby will be immediately detachable and separately transferable, it is possible that the Warrants may be acquired by persons residing in states where the Company has not registered, or is not exempt from registration, such that the shares of Common Stock underlying the Warrants may not be sold or transferred upon exercise of the Warrants. Warrant holders residing in those states would have no choice but to attempt to sell their Warrants or to let them expire unexercised. Holders of Warrants should, therefore, contact their own legal advisor or broker at such time as they may wish to exercise any Warrants held by them to ascertain whether or not the Company is then qualified to issue Common Stock under the state securities laws in the state in which such holder resides. Accordingly, the market for the Warrants may be limited because of the Company's obligation to fulfill the foregoing requirements. See "Description of Securities--Warrants."

EFFECT OF ANTI-TAKEOVER PROVISIONS

  Upon completion of the Offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares, without any further vote or action by the Company's stockholders. Such charter provisions could have the effect of delaying, deferring or preventing a change of control of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Restated Certificate and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Securities--Preferred Stock" and "--Delaware Anti-takeover Law and Certain Charter Provisions." The Company is subject to the anti-takeover provisions of section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of section 203 could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Company's Restated Certificate or Bylaws may have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Securities."

LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF SECURITIES' PRICE

  Prior to the Offering, there has been no public market for the Company's Common Shares or Warrants and there can be no assurance that an active trading market will develop or be sustained after the Offering. The Offering Price was determined through negotiations among the Company and the Representative based on several factors and may not be indicative of the market price of the Common Shares or Warrants after the Offering. See "--Arbitrary Determination of Offering Price." The market price of the Securities is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's results of operations, announcements of technological innovations, introduction of new products by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the computer and other technology industries or the market for add-in subsystems, changes in or failure by the Company to meet securities analysts' expectations, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may adversely affect the market price of the Securities. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."

NO DIVIDENDS ON COMMON STOCK

  The Company has not previously paid any cash or other dividends on its Common Stock and does not anticipate payment of any dividends for the foreseeable future, it being anticipated that any earnings would be retained by the Company to finance its operations and future growth and expansion. See "Dividend Policy."

ARBITRARY DETERMINATION OF OFFERING PRICE

  The Offering Price for the Securities was determined by negotiations between the Company and the Representative and does will not necessarily bear any relationship to the assets, performance, book value or net worth of the Company or any other recognized criteria of value. Among the factors considered in determining such price were the business experience of the Company's management, the prospects for the industry in which the Company operates, growth prospects of the Company and prevailing market conditions generally. The Offering Price should not be considered to be an indication of the actual value of the Company. See "Dilution" and "Underwriting."

CONTRACTUAL OBLIGATIONS TO REPRESENTATIVE

  The Underwriting Agreement with the Representative provides for the Company's continuing involvement with the Representative after the Offering, including (i) the Company's agreement to retain the Representative as a consultant for two years from the date of this Prospectus for a fee of $3,000 per month, (ii) the Company's agreement to allow the Representative to nominate two directors or to designate a consultant to the Board of Directors for a period of four years from the date of this Prospectus and Aura's agreement to vote all shares of the Company's Common Stock owned by Aura for said nominees, (iii) the Company's agreement to appoint the Representative as Warrant solicitation agent and to pay a fee for such services equal to 3% of the exercise price of Warrant exercises solicited by the Representative, (iv) the grant to the Representative of an option to purchase 200,000 Units at an exercise price of $13.78 per Unit, or 145% of the Offering Price, and (v) the right of the Representative to allow the Company to redeem the Warrants at a date earlier than September 15, 1998 provided the other conditions for redemption have been satisfied. The ongoing fees to be paid to the Representative will reduce the amount of working capital available for other purposes. See "Underwriting." In addition, pursuant to a registration rights agreement between the Company and the Representative, the holders of the Representative's Option have the right to require the registration under the Securities Act, at the Company's expense, of the Common Shares, and Warrants issuable upon exercise of the Representative's Option and of the shares of Common Stock issuable upon exercise of the Warrants included therein, as well as certain "piggyback" registration rights. The cost to the Company of effecting a demand registration may be substantial. See "Description of Securities--Registration Rights."

  To the extent the Representative elects to effect transactions in the Company's Common Shares and Warrants, the Representative may exert a dominating influence on the market for such Common Shares and Warrants. Such market making activity may be discontinued at any time. In the event the Representative elects or is forced to discontinue such activity following the completion of the Offering, the price and liquidity of the Common Shares and Warrants may be materially adversely affected. Further, as a result of the Representative's role as Warrant solicitation agent, unless granted an exemption by the Commission from Rule 10b-6, the Representative may be prohibited from engaging in any market making activities with regard to the Company's Securities for the period from two to nine business days prior to any solicitation by the Representative of the exercise of the Warrants until the later of (i) the termination of such solicitation activity, or (ii) the termination, by waiver or otherwise, of any right that the Representative may have to receive a fee for the exercise of the Warrants following the solicitation. As a result, the Representative may be unable to continue to provide a market for the Company's Securities under certain periods while the Warrants are exercisable. See "Underwriting."

FUTURE ISSUANCES OF STOCK BY THE COMPANY WITHOUT STOCKHOLDER APPROVAL

  Following the sale of the Securities offered hereby, the Company will have outstanding 10,000,000 shares of Common Stock out of a total of 50,000,000 shares of Common Stock authorized, not including up to

(i) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants,
(ii) 200,000 shares of Common Stock issuable upon exercise of the Representative's Option, (iii) 200,000 shares of Common Stock issuable upon exercise of the Warrants included in the Representative's Option,
(iv) 300,000 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' Over-allotment Option, and (v) 1,008,000 shares reserved for issuance under the Company's Stock Plan. If the maximum number of shares of Common Stock are issued as a result of the exercise of each of the foregoing, a total of 13,708,000 shares of Common Stock will be issued and outstanding. The remaining 36,292,000 shares of Common Stock and 5,000,000 shares of Preferred stock authorized but not issued may be issued without any action or approval of the Company's stockholders. Although there are no present plans, agreements or undertakings involving the issuance of such shares, except as disclosed in this Prospectus, any such issuance could be used as a method of discouraging, delaying or preventing a change in control of the Company or could significantly dilute the public ownership of the Company, which could adversely affect the market. There can be no assurance that the Company will not undertake to issue such shares if it deems it appropriate to do so.

  The holders of the Warrants, Representative's Option and any other options, warrants and other securities convertible into shares of Common Stock have the opportunity to profit from a rise in the market price of the Common Stock, if any, without assuming the risk of ownership, with a resulting dilution in the interest of other stockholders. The existence of the aforementioned options and warrants and any other options or warrants that may be granted in the further may prove to be a hinderance to future equity financing by the Company. Further, the holders of such warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "Dilution," "Description of Securities," and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  An investor in the Offering will experience immediate and substantial dilution of $6.55, or 69%, per share between the adjusted pro forma net tangible book value per share after the Offering and the Offering Price of $9.50 per Unit. To the extent that any Warrants, options or other securities convertible into shares of Common Stock currently outstanding or subsequently granted to purchase the Common Stock are exercisable at a price less than the net tangible book value per share following the Offering, there will be further dilution upon the exercise of such securities. See "Dilution" and "Description of Securities."

POSSIBLE ADVERSE EFFECTS DUE TO SHARES ELIGIBLE FOR FUTURE SALE

  Sales in the public market after the Offering of substantial amounts of previously issued and currently outstanding shares of Common Stock could adversely affect the prevailing market price of the Company's Common Stock. Including the 2,000,000 Common Shares offered hereby, and based upon shares outstanding after giving effect to the Recapitalization, there will be approximately 10,000,000 shares of Common Stock outstanding as of the Closing Date, all of which existing shares are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). As a result of the expiration of certain lock-up agreements between certain stockholders and the Representative, 8,000,000 shares will become available for sale to the public market beginning one year after the date of this Prospectus, pursuant to Rule 144 promulgated under the Securities Act, all of which will be subject to the volume and other restrictions of Rule 144. The Representative may in its discretion and without notice to the public waive these lock-up agreements and permit Aura and other holders otherwise agreeing to lock-up their shares to sell any or all of their shares, the effect of which could be a substantial decline in the trading price of the Company's Common Stock or Warrants. In addition, an aggregate of 137,093 shares issuable upon the exercise of stock options will first become eligible for sale in the public market one year following the date of this Prospectus and the expiration of such lock-up agreements, all of which will be subject to the volume and other restrictions of Rule 144. See "Shares Eligible for Future Sale." In addition, shares of Common Stock held by Aura are subject to the Redemption Option Agreement and the Aura Rights Agreement. See "Relationship With Aura and Certain Transactions."

                                  THE COMPANY

  The Company was incorporated in Delaware in June 1994. The Company's executive offices are located at 31166 Via Colinas, Westlake Village, California 91362 and its telephone number is (818) 597-3200.

ACQUISITION OF NUVO ASSETS FROM AURA

  Prior to September 1994, the Company had no material assets and no operations. As part of the Company's initial capitalization, in September 1994 Aura contributed to the Company certain assets that Aura had previously purchased out of the Chapter 7 bankruptcy proceedings of Nuvo Corporation of America ("Nuvo"). Prior to its bankruptcy, Nuvo had been in the business of developing, manufacturing and supporting data communication for fax, modem and memory products and laser printer accessories. The assets acquired from Nuvo by Aura consisted of inventory, certain furniture, fixtures and equipment and production drives and tooling equipment relating to Nuvo's modem business. Aura acquired the Nuvo assets in consideration for issuing 133,333 shares of Aura common stock valued at $1.0 million. Immediately after the acquisition, the Nuvo assets were transferred to the Company. Upon the assets being contributed to the Company, the Company evaluated the assets acquired and made an allocation of purchase price under APB 16. The Company determined that the inventory and fixed assets had an aggregate fair value of approximately $277,000. The remaining purchase price of approximately $723,000 was allocated to intangible assets consisting of the engineering designs and drawings (including tooling) that were estimated to have a fair value during purchase negotiations in excess of that amount. These intangible assets were assigned a five year amortization period, and currently (approximately 33 months later) are still utilized by the Company. In addition to purchasing the Nuvo assets, Aura in late May 1994 hired four former employees of Nuvo including Sultan W. Khan, Nuvo's former president, and Asif M. Khan, Nuvo's former vice president. The hiring of the Nuvo employees was not part of the Nuvo asset purchase transaction or the bankruptcy proceedings, but was negotiated separately between Aura and each employee. In September 1994, Sultan W. Khan and Asif M. Khan became the Company's President and Executive Vice President, respectively.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 Units offered hereby are estimated to be approximately $16.6 million, after deducting underwriting discounts and commissions of approximately $1.3 million and other expenses of the Offering estimated to be approximately $1.1 million (which includes the Representative's non-accountable expense allowance). The Company expects to use the proceeds substantially as follows:

                                                                  APPROXIMATE
                                                    APPROXIMATE  PERCENTAGE OF
               APPLICATION OF PROCEEDS             DOLLAR AMOUNT NET PROCEEDS
               -----------------------             ------------- -------------
   Products/Components Acquisition(1)............. $ 4.4 million       27%
   Repayment of Commercial Line of Credit(2) .....   3.6 million       22
   Marketing and Sales............................   2.3 million       13
   Working Capital and Other General Corporate
    Purposes......................................   6.3 million       38
                                                   -------------      ---
                                                   $16.6 million      100%
                                                   =============      ===

--------
(1) The products and components to be purchased are expected to include those contained in the computer communication and multimedia products currently offered and under development by the Company; the Company is unable to specifically identify the products or components or the quantities thereof that will be so purchased. Purchases may include products and components from Micro Equipment Corporation, a company which Alexander Remington, a director of the Company, founded and of which he currently acts as Chief Executive Officer, and from Aura. Such purchases will only be made if they are approved by a majority of the Company's disinterested independent directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company. See "Certain Transactions."

(2) The Company's existing commercial line of credit bears interest at the lending bank's prime rate plus 1.25% (the interest rate was 9.75% at June 30, 1997); at June 30, 1997 the outstanding principal balance of the credit line was $3.6 million. (See Note 9 of Notes to Financial Statements.)

  The Board of Directors has broad discretion in determining how the net proceeds of the Offering (other than with respect to the debt repayment obligations described above) will be applied. In addition to the uses described above, proceeds may also be used to acquire businesses, technology or products that complement the business of the Company. No such transactions are being negotiated as of the date of this Prospectus. Pending use of the proceeds from the Offering as set forth above, the Company intends to invest all or a portion of such proceeds in short-term bank certificates of deposit, U.S. Government obligations, money market investments and short-term investment grade securities.

  The Common Shares comprising any and all Units purchased pursuant to exercise of the Underwriters' Over-allotment Option will be sold by Aura and the Company will not receive any of the proceeds from the sale of such Common Shares. The Company will receive the proceeds from the Warrants comprising all Units purchased pursuant to exercise of the Underwriters' Over-allotment Option, or $.10 per Unit thus purchased. In addition, pursuant to the Redemption Option Agreement between the Company and Aura, Aura has the right, exercisable at its option, to require the Company to apply up to 70% of the net proceeds received by the Company from the sale of shares of Common Stock pursuant to exercise of the Warrants (including any Warrants sold pursuant to the Underwriters' Over-allotment Option and the Representative's Option), subject to certain limitations, to redeem outstanding shares of Common Stock currently held by Aura at the Warrant exercise price. Accordingly, the Company will not retain or use for its benefit any of the proceeds from the sale of Common Stock as to which Aura exercises its option under the Redemption Agreement.

                                DIVIDEND POLICY

  The Company has never declared or paid dividends on its capital stock. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Accordingly, the Company does not intend to pay cash dividends in the foreseeable future on its Common Stock. Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The payment of dividends, therefore, is within the discretion of the Company's Board of Directors. Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as and if declared by the Board of Directors of the Company, based upon the Board's assessment of the financial condition of the Company, its earnings, need for funds, capital requirements and other factors, including any applicable laws. In addition, any financing which the Company may obtain in the future may contain provisions restricting the Company's ability to pay dividends. The Company is not currently a party to any agreement restricting the payment of dividends.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of May 31, 1997:

                                                    MAY 31, 1997
                                       -----------------------------------------
                                                                    PRO FORMA
                                         ACTUAL     PRO FORMA(1)  AS ADJUSTED(2)
                                       -----------  ------------  --------------
Short-term debt(3).................... $ 5,740,236  $ 5,740,236    $ 2,240,236
                                       ===========  ===========    ===========
Due to Aura(4)........................ $25,522,706  $21,522,706    $21,522,706
                                       -----------  -----------    -----------
Stockholders' equity:
 Preferred Stock, $.001 par value;
  5,000,000 shares authorized(5); no
  outstanding shares actual, pro forma
  or pro forma as adjusted............         --           --             --
 Common Stock, $.001 par value,
  50,000,000 shares authorized(5);
  7,578,947 shares outstanding,
  actual; 8,000,000 shares
  outstanding, pro forma; 10,000,000
  shares outstanding, pro forma as
  adjusted(6).........................       7,579        8,000         10,000
 Additional paid-in capital...........   9,993,421   13,993,000     30,603,500
 Accumulated deficit..................  (1,161,795)  (1,161,795)    (1,161,795)
                                       -----------  -----------    -----------
  Total stockholders' equity..........   8,839,205   12,839,205     29,451,705
                                       -----------  -----------    -----------
    Total capitalization.............. $34,361,911  $34,361,911    $50,974,411
                                       ===========  ===========    ===========

--------
(1) Gives effect to the Conversion.
(2) Adjusted to reflect the sale by the Company of 2,000,000 Units offered hereby and the application of the estimated net proceeds therefrom. Of the $9.50 Offering Price, $9.40 is attributed to one Common Share and $.10 is attributed to one Warrant. See "Use of Proceeds."
(3) See Note 9 of Notes to Financial Statements.
(4) Represents long-term loans made by Aura to the Company to cover working capital expenses. At June 30, 1997, the aggregate amount due by the Company to Aura was approximately $17.0 million.
(5) Gives effect to the Certificate Amendment.
(6) Excludes (i) 2,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants, (ii) 300,000 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' Over-allotment Option if exercised in full, (iii) 200,000 shares of Common Stock issuable upon exercise of the Representative's Option, (iv) 200,000 shares of Common Stock issuable upon exercise of the Warrants included in the Representative's Option, and (v) 1,008,000 shares of Common Stock issuable upon the exercise of options issued or issuable as of June 30, 1997. See "Description of Securities," "Underwriting" and "Management--Stock Incentive Plan."

                                   DILUTION

  As of May 31, 1997, after giving effect to the Conversion, the Company had a pro forma net tangible book value of approximately $12.8 million or $1.60 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,000,000 Units offered by the Company hereby (and assuming no part of the Offering Price is allocated to the Warrants), and after deduction of estimated underwriting discounts and commissions and Offering expenses, the pro forma net tangible book value of the Company at May 31, 1997 would have been approximately $29.45 million or $2.95 per share. This represents an immediate increase in such pro forma net tangible book value of $1.35 per share to existing stockholders and an immediate dilution of $6.55 per share to new investors purchasing Units in the Offering, which dilution amounts to approximately 69% of the initial public offering price per share of Common Stock. The following table illustrates this per share dilution:

   Assumed public offering price of the Common Shares offered
    hereby(1).....................................................       $9.50
     Pro forma Net tangible book value before the offering........ $1.60
     Increase per share attributable to new investors.............  1.35
                                                                   -----
   Pro forma net tangible book value after the offering...........        2.95
                                                                         -----
   Dilution per share to new investors (2)........................       $6.55
                                                                         =====

--------
(1) Assumes no allocation of the Offering Price to the Warrants. Before deduction of underwriting discounts and commissions.
(2) Does not reflect the issuance of up to (i) 2,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants, (ii) 300,000 shares of Common Stock issuable if the Warrants included in the Underwriters' Over-allotment Option are exercised in full, (iii) 400,000 shares of Common Stock issuable if the Representative's Option and the Warrants included in the Representative's Option are exercised in full, and (iv) 1,008,000 shares of Common Stock issuable upon the exercise of options issued or issuable under the Company's Stock Plan, the exercise or issuance of any of which could have a substantial dilutive effect to new investors. See "Description of Securities," "Underwriting" and "Management--Stock Incentive Plan."

  The following table summarizes, on an unaudited pro forma basis as of May 31, 1997, after giving effect to the Recapitalization, the differences between existing stockholders and purchasers of Securities in the Offering with respect to the number of Common Shares purchased from the Company, the total consideration paid to the Company, and the average consideration paid per Unit (before deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company):

                          SHARES PURCHASED     TOTAL CONSIDERATION     AVERAGE
                         --------------------- ----------------------   PRICE
                           NUMBER      PERCENT   AMOUNT       PERCENT PER SHARE
                         ----------    ------- -----------    ------- ---------
Existing stockholders..   8,000,000      80.0% $14,001,000(1)   42.4%   $1.75
New investors..........   2,000,000      20.0   19,000,000      57.6    $9.50(2)
                         ----------     -----  -----------     -----
  Total................  10,000,000(3)  100.0% $33,001,000     100.0%
                         ==========     =====  ===========     =====

--------
(1) Includes (i) $1,000 contributed to acquire capital stock of the Company effective June 1994, (ii) $1.0 million in assets contributed by Aura as additional paid-in capital effective September 1994, (iii) $9.0 million contributed by Aura as additional paid-in capital effective March 1996, and (iv) $4.0 million contributed by Aura to acquire capital stock pursuant to the Conversion, in each case as adjusted to reflect the Stock Split and Certificate Amendment.
(2) Of the $9.50 Offering Price, $9.40 is attributed to one Common Share and $.10 is attributed to one Warrant.
(3) Does not reflect the issuance of up to (i) 2,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants,
    (ii) 300,000 shares of Common Stock issuable if the Warrants included in the Underwriters' Over-allotment Option are exercised in full,
    (iii) 400,000 shares of Common Stock issuable if the Representative's Option and the Warrants included in the Representative's Option are exercised in full, and (iv) 1,008,000 shares of Common Stock issuable upon the exercise of options issued or issuable under the Company's Stock Plan, the exercise or issuance of any of which could have a substantial dilutive effect to new investors. See "Description of Securities," "Underwriting" and "Management--Stock Incentive Plan."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial and operating data of the Company for the periods indicated and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and the Notes related thereto included elsewhere in this Prospectus. The Company was incorporated in June 1994 and commenced operations in September 1994. Accordingly, prior to September 1994, the Company had no operations and had no assets other than $1,000 in cash representing Aura's initial purchase of Common Stock. The selected financial data at February 28, 1995, February 29, 1996 and February 28, 1997 and for the nine months ended February 28, 1995 and each of the two years in the period ended February 28, 1997, respectively, have been derived from the financial statements of the Company that have been audited by Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, Los Angeles, California, included herein. The statement of operations data for the three months ended May 31, 1996 and 1997, and the balance sheet data at May 31, 1997 are derived from the Company's unaudited financial statements included elsewhere in this Prospectus and include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position at that date and results of operations for those periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          NINE MONTHS
                              ENDED     YEAR ENDED    YEAR ENDED  THREE MONTHS ENDED MAY 31,
                          FEBRUARY 28, FEBRUARY 29,  FEBRUARY 28, -----------------------------
                              1995         1996          1997         1996          1997
                          ------------ ------------  ------------ ------------ ----------------
STATEMENT OF OPERATIONS
 DATA:
Gross revenues..........   $2,128,361  $33,312,587   $73,120,781  $  7,465,720 $  16,081,392
 Less discounts given...       24,923      128,400        89,117        24,337        30,678
 Less returns and
  allowances............          --     1,986,758    22,399,974           --        621,037
                           ----------  -----------   -----------  ------------ -------------
Net revenues............    2,103,438   31,197,429    50,631,690     7,441,383    15,429,677
 Cost of goods sold.....    2,059,545   30,131,245    33,619,084     4,854,512    10,397,883
                           ----------  -----------   -----------  ------------ -------------
Gross profit............       43,893    1,066,184    17,012,606     2,586,871     5,031,794
                           ----------  -----------   -----------  ------------ -------------
Expenses:
 Research and
  development...........        4,201          --          7,708           --          6,870
 Selling, general and
  administrative........      423,619    4,972,064    11,840,951     1,631,698     2,728,857
                           ----------  -----------   -----------  ------------ -------------
   Total expenses.......      427,820    4,972,064    11,848,659     1,631,698     2,735,727
                           ----------  -----------   -----------  ------------ -------------
Income (loss) from
 operations.............     (383,927)  (3,905,880)    5,163,947       955,173     2,296,067
Other (income) expense,
 net....................       (3,710)   1,279,451     1,393,676       232,761       518,585
Provision for income
 taxes..................          --           --        433,000       108,000       711,000
                           ----------  -----------   -----------  ------------ -------------
Net income (loss).......   $ (380,217) $(5,185,331)  $ 3,337,271  $    614,412 $   1,066,482
                           ==========  ===========   ===========  ============ =============
Net income (loss) per
 share(1)...............        $(.05)       $(.68)         $.44          $.08          $.14
Number of shares used in
 computing per share
 amounts................    7,578,947    7,578,947     7,578,947     7,578,947     7,578,947
                                                                         MAY 31, 1997
                          FEBRUARY 28, FEBRUARY 29,  FEBRUARY 28, -----------------------------
                              1995         1996          1997        ACTUAL     PRO FORMA(2)
                          ------------ ------------  ------------ ------------ ----------------
BALANCE SHEET DATA;
Total current assets....    1,631,696   24,471,238    44,329,127    52,476,020    52,476,020
Working capital.........      988,840   14,744,627    21,916,553    31,565,837    31,565,837
Total assets............    2,501,993   25,348,346    47,435,171    55,272,094    55,272,094
Total current
 liabilities............      642,856    9,726,611    22,412,574    20,910,183    20,910,183
Due to Aura(3)..........    1,238,354   20,186,283    17,249,874    25,522,706    21,522,706
Stockholders' equity
 (deficit)..............      620,783   (4,564,548)    7,772,723     8,839,205    12,839,205

-------
(1) See Note 1 of Notes to Financial Statements for information regarding calculation of net income (loss) per share.
(2) Gives effect to the Conversion.
(3) Represents long-term loans made by Aura to the Company to cover working capital expenses. At June 30, 1997, the aggregate amount due by the Company to Aura was approximately $17.0 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. See "Forward-Looking Statements." The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company's Statement of Operations includes revenue and costs directly attributable to the Company, as well as certain allocations from Aura of indirect costs. Such allocations generally are based upon the proportionate labor costs of the Company and the rest of Aura. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of the Company by centralized staff groups within Aura; (ii) Aura's general corporate expenses; (iii) pension and other retirement benefit costs; and (iv) cost of capital. Current and deferred income taxes and related tax expense have been allocated to the Company as if it were a separate taxpayer. The allocations and estimates in the financial statements are based on assumptions which the Company's management believes are, under the circumstances, a reasonable approximation of the Company's results of operations on a "stand-alone" basis.

  The Company does not employ an internal research and development staff, but instead focuses on identifying and innovatively incorporating into its products software and hardware technologies acquired from third-party manufacturers and suppliers. Accordingly, the Company's research and development expenses during the periods discussed have been insignificant.

  Substantially all of the Company's current products are, and have been throughout the Company's operating history, IBM compatible. For each of Fiscal 1995, Fiscal 1996, Fiscal 1997 and the first quarter of Fiscal 1998 over 99% of the Company's gross revenues and net revenues were derived from the sale of IBM compatible products.

  In order to provide its distributors with a measure of price protection, the Company has adopted a price protection policy which requires it to credit its distributors with an amount equal to the full amount of any price decrease for any products purchased during the 30-day period preceding the Company's notice of change in its prices, or products remaining in the distributors' inventory at the effective date of the price change. In the event of product "close-outs" or "price-outs," the price protection policy extends only to inventory on hand at the time the close-out or price-out was announced.

  The Company's product return policy permits its distributors to return for credit, less any prior credits or price adjustments, all products purchased within the previous 60 days that the Company discontinues or removes from its published price list. Returns of multimedia kits, however, are treated by the Company as warranties or exchanges and no credit is issued.

RESULTS OF OPERATIONS

  The following table sets forth, for the years indicated, certain financial data as a percentage of net revenues:

                                      PERCENTAGE OF NET REVENUES
                         -----------------------------------------------------
                         NINE MONTHS                            THREE MONTHS
                            ENDED      YEAR ENDED   YEAR ENDED  ENDED MAY 31,
                         FEBRUARY 28, FEBRUARY 29, FEBRUARY 28, --------------
                             1995         1996         1997      1996    1997
                         ------------ ------------ ------------ ------  ------
Net revenues............    100.0%       100.0%       100.0%     100.0%  100.0%
Cost of goods sold......     97.9         96.6         66.4       65.2    67.4
Gross profit............      2.1          3.4         33.6       34.8    32.6
Expenses
  Research and
   development..........      0.2          0.0          0.0        0.0     0.0
  Selling, general and
   administrative.......     20.1         15.9         23.4       21.9    17.7
    Total expenses......     20.3         15.9         23.4       21.9    17.7
Income (loss) from
 operations.............    (18.3)       (12.5)        10.2       12.9    14.9
Other (income) and
 expenses
  Miscellaneous income..     (0.2)        (0.1)        (0.2)      (0.0)   (0.1)
  Interest expense......      0.0          4.2          3.0        3.2     3.5
Provision for income
 taxes..................      0.0          0.0          0.8        0.0     4.6
Net income (loss).......    (18.1)       (16.6)         6.6        9.7     6.9

THREE MONTHS ENDED MAY 31, 1997 AS COMPARED TO THREE MONTHS ENDED MAY 31, 1996

  Revenues. Gross revenues in the first quarter of Fiscal 1998 increased by $8.6 million to $16.1 million from $7.5 million in the first quarter of Fiscal 1997. Net revenues, representing gross revenues net of discounts and returns and allowances, for the first quarter of Fiscal 1998 were $15.4 million as compared to $7.4 million for the corresponding prior fiscal period, an increase of 107.3%. The increase in revenues was primarily a result of the Company's increased volume of sales to major mass merchandisers such as Circuit City Stores, Inc. and Best Buy Company, Inc., which began in the second half of Fiscal 1997. Revenues for the first quarter of Fiscal 1998 were positively affected by improved volume of sales of multimedia products which represented approximately 59.2% of net revenues, which in turn were driven by the increased volume of sales of the NewCom 12X drive kit and multimedia kits, NewCom 16X drive kit and multimedia kits and NewCom 16X Audiophile multimedia kit, and offset by decreased volume of sales of the NewCom 8X drive kit and multimedia kits. Sales of communication products for the first quarter of Fiscal 1998 which represented approximately 40.8% of net revenues, were positively affected by the increased volume of sales of the NewCom 33,600 ifx, efx and efx-m fax modems, NewTalk 33,600 ifx, vifx and spifx modems and NewCom 56,000 ifx and fax modems, and offset by decreased sales of the NewTalk 2000 DSVD ifx modem. Revenues from sales of multimedia products for the first quarter of Fiscal 1997 which represented approximately 57.7% of net revenues, were positively affected by the increased volume of sales of the newly introduced NewCom 6X drive kit and multimedia kits and NewCom 8X drive kit and multimedia kits. Revenues from sales of communication products in the first quarter of Fiscal 1997 which represented approximately 42.3% of net revenues were driven by the increased volume of sales of the NewCom 14,400 ifx, efx and efx-m fax modems and NewCom 28,800 ifx, efx and efx-m modems.

  Discounts given for the first quarter of Fiscal 1998 were approximately $31,000 on $16.1 million of gross revenue or 0.2%. Such discounts were comparable to approximately $24,000 on $7.5 million or 0.3% in the corresponding prior fiscal period.

  Returns and allowances in the first quarter of Fiscal 1998 were $621,037, compared to none in the corresponding prior fiscal period. In the first quarter of Fiscal 1998, the returns and allowances were primarily due to rotation of stock by customers and products returned for exchange by consumers. Returns and allowances in the first quarter of Fiscal 1998 related primarily to returns associated with the NewCom 33,600 ifx, efx and ifx-m fax modems, NewCom 8X drive kit and multimedia kits and NewCom 12X drive kit and multimedia kits. Such returns and allowances may vary substantially from quarter to quarter depending on the customer base and general market conditions.

  Cost of Goods Sold. Cost of goods sold increased to $10.4 million or 67.4% of net revenues from $4.9 million or 65.2% in the first quarter of Fiscal 1998 of net revenues in the corresponding prior fiscal period. The increase in the percentage cost of goods sold resulted from a shifting in the mix of products sold, with a larger portion of the product being modems, which carry a lower margin than the multimedia kits.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2.7 million or 17.7% of net revenues in the first quarter of Fiscal 1998 as compared to $1.6 million or 21.9% of net revenues in the corresponding prior fiscal period. The decrease as a percentage of net revenues was due to the fact that expenses required to establish the infrastructure necessary to achieve higher sales had been incurred in prior periods.

  Interest Expense. Interest expense in the first quarter of Fiscal 1998 has increased to $535,735 from $240,171 in the corresponding prior fiscal period. The increase is a result of higher levels of borrowing from commercial sources during the current year quarter along with higher levels of advances from Aura. While the Company intends to partially repay the amount owing under its commercial line of credit with a portion of the net proceeds of this Offering, management's internal cash projections estimate future borrowings under such facility or any replacement thereof to finance operations in an amount equal to or in excess of such repaid amount within the 12 month period following the completion of this Offering. As a result, the Company will not significantly benefit from any reduction in interest expense as a result of such debt repayment.

  Income Taxes. The Company incurred a $711,000 provision for income taxes in the first quarter of Fiscal 1998 compared to $108,000 in the corresponding prior fiscal period. The Company and Aura have agreed, pursuant to the Tax Sharing Agreement (as that term is defined herein), that any tax liability owed by the Company to Aura for the period from June 1, 1997 through that date on which Aura owns less than 80% of the Company's outstanding Common Stock (the "Deconsolidation Date") will be recorded by the Company as an additional capital contribution by Aura effective as of the Deconsolidation Date. See "Relationship with Aura and Certain Transactions--Arrangements and Transactions with Aura Systems, Inc.--Tax Sharing Agreement."

  Net Income. Net income for the first quarter of Fiscal 1998 was $1.1 million as compared to net income of $614,000 for the corresponding prior fiscal period. Net income for the three months ended May 31, 1996 was positively affected by the utilization of the Company's net operating loss carry forward.

FISCAL 1997 AS COMPARED TO FISCAL 1996

  Revenues. Gross revenues in Fiscal 1997 increased to $73.1 million from $33.3 million in Fiscal 1996. Net revenues for Fiscal 1997 were $50.6 million as compared to $31.2 million in Fiscal 1996, an increase of 62.2%. The increase resulted from an increase in the volume of product sales during the second half of the year to major mass merchandisers such as Best Buy Company, Inc. and Circuit City Stores, Inc. Revenues for Fiscal 1997 were positively affected by the improved volume of sales of multimedia products, which represented approximately 64.1% of net revenues, which in turn was driven by the increased volume of sales of the NewCom 8X drive kit and multimedia kits and the NewCom 12X drive kit and multimedia kits introduced in April and August 1996, respectively, and offset by the decreased volume of sales of NewCom 4X drive kit and multimedia kits no longer offered by the Company. Revenues from communication products, which represented approximately 35.9% of net revenues, were positively affected by the increased volume of sales of the NewCom 33,600 ifx, efx and efx-m fax modems and the NewTalk 2,000 DSVD ifx modem, introduced in May and June 1996, respectively, and were offset by the decreased volume of sales of the Company's 28,800 ifx, efx and efx-m fax modems no longer offered by the Company. Revenues for Fiscal 1996 increased primarily due to the increased volume of sales of multimedia products, which represented approximately 80.5% of net revenues, primarily the NewCom 4X drive kit and multimedia kits and the NewCom HiFi 16i sound board introduced in the first quarter of Fiscal 1996. Revenues from communication products, which represented approximately 19.5% of net revenues, were driven by the increased volume of sales of the NewCom 14,400 ifx, efx and efx-m fax modems and the 28,800 ifx, efx and efx-m fax modems (no longer offered by the Company), offset by the decreased volume of sales of the Company's discontinued 96424 ifx, efx and efx-m fax modems.

  Discounts given during Fiscal 1997 were approximately $89,000 on $73.1 million of gross revenues or 0.1%, as compared to approximately $128,000 on $33.3 million or 0.4% in Fiscal 1996. The Company was required to give higher discounts in Fiscal 1996 due to a heightened level of price competition for CD-ROM drives included in the Company's multimedia kits.

  Returns and allowances in Fiscal 1997 were $22.4 million (or 30.6% of gross revenues), as compared to $2.0 million (or 6.0% of gross revenues) in Fiscal 1996. The disproportionately large increase in returns in Fiscal 1997 was partially due to a problem encountered in the middle of the year with a chip used in the Company's DSVD modems that was manufactured for the Company by Phylon. Due to a defect in the chip's software design which the Company believes was caused by Phylon, the chip vendor was unable to satisfy the Company's specifications for DSVD performance. As a result, the Company agreed to accept its customers' return of the modems, which it thereafter repackaged and resold as a non-DSVD modem product. Since the modem was so repackaged and sold at a profit, the Company did not seek further satisfaction from Phylon. The Company has discontinued using Phylon as a chip vendor. To reduce the likelihood of a similar problem occurring in the future, the Company has instituted a program of additional beta testing, sometimes in conjunction with its larger mass merchant customers. Aggregate returns relating to the defective chips were approximately $10.1 million, or 44.9% of total returns in Fiscal 1997. Also, in Fiscal 1997 the Company's efforts to upgrade the quality and average size of its customer base and its resulting cessation of business with several smaller customers resulted in a higher than normal incidence of product returns from such customers. Aggregate returns in Fiscal 1997 from customers with which the Company discontinued business (which may have included returns due to the aforementioned defective chips) were approximately $10.2 million, or 45.5% of total returns in Fiscal 1997. While the Company believes that returns associated with the aforementioned chip defect should not be material in future periods, it is expected that returns will continue from smaller customers disenfranchised as a result of the Company's upgrading of its customer base, possibly at significant levels. Returns and allowances for Fiscal 1997 related primarily to returns associated with the NewCom 33,600 ifx, efx and ifx-m fax modems, NewCom 8X drive kit and multimedia kits and NewCom 4X drive kit and multimedia kits. Returns and allowances for Fiscal 1996 related primarily to returns associated with NewCom 2X drive kit and multimedia kits introduced and discontinued in Fiscal 1996, NewCom 4X drive kit and multimedia kits, NewCom 14,400 ifx, efx and efx-m fax modems and the Company's discontinued 28,800 ifx, efx and efx-m fax modems.

  Cost of Goods Sold. Cost of goods sold increased from approximately $30.1 million in Fiscal 1996 to $33.6 million in Fiscal 1997 but, as a percentage of net revenues, decreased to 66.4% from 96.6%. The decrease as a percentage of net revenues was due to the fact the Company was able to buy components used in its products at more favorable prices during Fiscal 1997 because of the larger volume of its purchases and a decrease in the cost of such components. The Company was able to take advantage of such cost decreases because of its use of "Just in Time" inventory acquisition whereby the Company delays its purchases until just before the components are needed in the manufacturing cycle rather than pre-purchasing and warehousing inventory.

  Gross Profit. Gross profit for Fiscal 1997 was 33.6% compared to 3.4% for Fiscal 1996. The increase in gross profit resulted from a decrease in the cost of goods sold as a percentage of net revenues.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to approximately $11.8 million in Fiscal 1997 from $5.0 million in Fiscal 1996. The increase was a result of the rapid expansion in infrastructure needed to sustain the growth in sales as well as an increase in advertising from approximately $4.0 million in Fiscal 1997 as compared to $1.5 million in Fiscal 1996.

  Interest Expense. Interest expense for Fiscal 1997 was $1.5 million as compared to $1.3 million for Fiscal 1996. The increase was due primarily to the increase in borrowings against lines of credit and from Aura.

  Income Taxes. The Company incurred $433,000 in income taxes for Fiscal 1997 compared to none in Fiscal 1996; no income taxes were due in Fiscal 1996 because of the Company's net loss.

  Net Income. Net income for Fiscal 1997 was $3.3 million as compared to a net loss of $5.2 million for Fiscal 1996. Net income for Fiscal 1997 was positively affected by the utilization of the Company's net operating loss carry forward.

FISCAL 1996 AS COMPARED TO NINE MONTHS ENDED FEBRUARY 28, 1995

  Revenues. Gross revenues for Fiscal 1996 increased to $33.3 million from $2.1 million for Fiscal 1995. Net revenues for Fiscal 1996 were $31.2 million as compared to $2.1 million in Fiscal 1995. The increase in revenues was due to the establishment of the channels of distribution that the Company began setting up in September 1994, when the Company first began shipping product. Revenues for Fiscal 1996 increased primarily due to the increased volume of sales of multimedia products, which represented approximately 80.5% of net revenues, primarily the NewCom 4X drive kit and multimedia kits and the NewCom Hi-Fi 16i sound board introduced in the first quarter of Fiscal 1996. Revenues from communication products which represented approximately 19.5% of net revenues, were driven by the increased volume of sales of the NewCom 14,400 ifx, efx and efx-m fax modems and the NewCom 28,800 ifx, efx and efx-m fax modems (no longer offered by the Company), offset by the decreased volume of sales of the Company's discontinued 96424 ifx, efx and efx-m fax modems. Revenues for Fiscal 1995 consisted primarily of sales of communication products, which represented 100% of net revenues, which sales were primarily driven by the increased volume of sales of the 14,400 ifx, efx and efx-m fax modems no longer offered by the Company.

  Discounts given during Fiscal 1996 were approximately $128,000 on $33.3 million of gross revenues or 0.4% as compared to approximately $25,000 on $2.1 million of gross revenues or 1.2% in Fiscal 1995. The Company was required to give higher discounts in Fiscal 1996 due to a heightened level of price competition for CD-ROM drives included in the Company's multimedia kits.

  Returns and allowances for Fiscal 1996 were approximately $2.0 million as compared to none in Fiscal 1995. The returns and allowances in Fiscal 1996 were primarily due to rotation of stock by customers and products returned for exchange by consumers. Such returns and allowances were associated primarily with the Company's 2X drive kit and multimedia kits introduced and discontinued in Fiscal 1996, NewCom 4X drive kit and multimedia kits, NewCom 14,400 ifx, efx and efx-m fax modems and the discontinued 28,800 ifx, efx and efx-m fax modems.

  Cost of Goods Sold. Cost of goods sold increased to $30.1 million from $2.1 million in Fiscal 1995 in conjunction with the increase in sales. As a percentage of net revenues, cost of goods sold decreased to 96.6% from 97.9% in Fiscal 1995.

  Gross Profit. Gross profit for Fiscal 1996 was 3.4% as compared to 2.1% in Fiscal 1995. The improvement in Fiscal 1996 was largely due to the improvement in cost of goods sold as a percentage of net revenues.

  Selling, General and Administrative Expenses. General and administrative expenses for Fiscal 1996 increased to $5.0 million from $0.4 million in Fiscal 1995 as the Company set up its internal infrastructure.

  Interest Expense. Interest expense for Fiscal 1996 was $1.3 million compared to none in the prior year. The interest expense resulted from the establishment of a line of credit with a lending institution for the financing of the Company's accounts receivable, and to an interest charge by Aura on the loan balances due.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth results of operations for each of the Company's last 11 quarters. In the opinion of management, this information has been presented on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and includes all adjustments, consisting only of normal recurring adjustments and accruals, that the Company considers necessary for a fair presentation. The unaudited quarterly information should be read in conjunction with the audited financial statements of the Company and the notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                               FISCAL 1995                           FISCAL 1996
                          -----------------------  --------------------------------------------------
                            THIRD       FOURTH        FIRST       SECOND        THIRD       FOURTH
                          QUARTER(1)    QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
                          ----------  -----------  -----------  -----------  -----------  -----------
Net revenues............  $  839,910  $ 1,263,528  $ 2,271,047  $ 8,250,841  $11,073,123  $ 9,602,418
Cost of goods sold......     755,910    1,303,635    1,941,060    8,798,229    7,806,438   11,585,518
Gross profit............      84,000      (40,107)     329,987     (547,388)   3,266,685   (1,983,100)
Expenses:
Research and develop-
 ment...................         --         4,201          --           --           --           --
Selling, general and
 administrative.........     255,454      168,165      252,153      427,453      643,231    3,649,227
Total expenses..........     255,454      172,366      252,153      427,453      643,231    3,649,227
Income (loss) from
 operations.............    (171,454)    (212,473)      77,834     (974,841)   2,623,454   (5,632,327)
Interest expense........         --           --        13,322       76,300      111,063    1,102,055
Other (income) expense..         --        (3,710)      25,120       49,740      (76,759)     (21,390)
Income (loss) before
 income taxes...........    (171,454)    (208,763)      39,392   (1,100,881)   2,589,150   (6,712,992)
Provision for income
 taxes..................         --           --           --           --           --           --
Net income (loss).......    (171,454)    (208,763)      39,392   (1,100,881)   2,589,150   (6,712,992)
Net income (loss) per
 share..................        (.02)        (.03)         .01         (.15)         .34         (.89)
                                           FISCAL 1997                       FISCAL 1998
                          -------------------------------------------------  -----------
                            FIRST       SECOND        THIRD       FOURTH        FIRST
                            QUARTER     QUARTER      QUARTER      QUARTER      QUARTER
                          ----------  -----------  -----------  -----------  -----------
Net revenues............  $7,441,383  $11,041,216  $17,920,915  $14,228,176  $15,429,677
Cost of goods sold......   4,854,512    7,401,456   14,192,913    7,170,203   10,397,883
Gross profit............   2,586,871    3,639,760    3,728,002    7,057,973    5,031,794
Expenses:
Research and
 development............         --           --           --         7,708        6,870
Selling, general and
 administrative.........   1,631,698    2,769,972    2,327,698    5,111,583    2,728,857
Total expenses..........   1,631,698    2,769,972    2,327,698    5,119,291    2,735,727
Income from operations..     955,173      869,788    1,400,304    1,938,682    2,296,067
Interest expense........     240,171      436,572      382,625      456,998      535,735
Other income............      (7,410)      (7,230)      (4,321)    (103,729)     (17,150)
Income before income
 taxes..................     722,412      440,446    1,022,000    1,585,413    1,777,482
Provision for income
 taxes..................     108,000          --           --       325,000      711,000
Net income..............     614,412      440,446    1,022,000    1,260,413    1,066,482
Net income per share....         .08          .06          .13          .17          .14

-------
(1) During the second quarter of 1995, the Company had no operations other than charges payable to Aura for certain corporate services in the aggregate amount of $20,000.

  The Company's past operating results have been, and its future operating results will be, subject to quarterly and other fluctuations due to a variety of factors, including changes in pricing policies by the Company, its competitors or its suppliers, including anticipated and unanticipated decreases in unit average selling prices of the Company's products, availability and cost of products from the Company's suppliers, changes in the mix of products sold and in the mix of sales by distribution channels, the gain or loss of significant customers, new product introductions by the Company or its competitors, market acceptance of new or enhanced versions of the Company's products, seasonal customer demand, and the timing of significant orders. Operating results could also be adversely affected by general economic and other conditions affecting the timing of customer orders and capital spending, a downturn in the market for PCs, and order cancellations or rescheduling. The Company's customers may change delivery schedules or cancel orders without significant penalty. The Company anticipates that operating results will fluctuate on a quarterly basis as a result of a number of factors, including the factors discussed above. See "Risk Factors--Potential Fluctuations in Future Operating Results."

  The Company believes that, due to industry seasonality, demand for the Company's products is strongest during the third quarter of its fiscal year (the fourth calendar quarter of the year), as a result of year-end business purchases and holiday sales. This seasonality may become more pronounced in the future to the extent that a greater proportion of the Company's sales consist of sales into the retail/mass merchant channel.

  Selling, general and administrative expenses are typically higher in the fourth quarter of the Company's fiscal year primarily as a result of higher advertising costs for the holiday season. In the fourth quarter of Fiscal 1996, the Company incurred approximately $1.4 million for the production and airing of a television commercial during the Super Bowl. In the fourth quarter of Fiscal 1997, advertising expense incurred during the holiday season totalled approximately $2.2 million.

  Through the first quarter of Fiscal 1996, the Company experienced no merchandise returns on revenues of $4.4 million. During the quarter ended August 31, 1995, the Company had returns of approximately $400,000 on gross revenues of $8.6 million, and no returns during the quarter ended November 30, 1995 on revenues of $11.1 million. Due to the limited amount of returns from inception through November 30, 1995, the Company at the time concluded that no reserve for future returns was necessary in order to make a fair presentation of its operating results. Commencing with the fourth quarter of Fiscal 1996, the Company experienced returns of $1.6 million on sales of $11.2 million and, at that time, determined that a reserve for future returns was required. Accordingly, a reserve of $122,000 was recorded as of February 28, 1996. Such reserve amount was reviewed at the end of the first three quarters of Fiscal 1997, and was determined to be adequate at each respective quarter end. Gross revenues for the first three quarters of Fiscal 1997 were $7.5 million, $14.8 million and $19.3 million, respectively. Actual returns were $0, $3.8 million and $1.3 million, respectively. Returns were larger in the second quarter of Fiscal 1997 due primarily to returns from a single customer with which the Company ceased doing business. For the fourth quarter of Fiscal 1997, gross revenues were $31.5 million, and actual returns were $17.3 million. The larger volume of returns in the fourth quarter of Fiscal 1997 was due primarily to the DVSD chip problem and the upgrading of the Company's customer base which resulted in the disenfranchisement of several smaller customers. At February 28, 1997, the reserve for returns was increased to $922,000 as a result of increased revenues in that quarter.

  For the first quarter of Fiscal 1998, gross revenues were $16.1 million and actual returns were approximately $600,000. The Company concluded that the reserve for returns of $922,000 at the end of Fiscal 1997 was adequate as of May 31, 1997, and therefore did not adjust the reserve for returns as of that date.

  Management is of the opinion that its historical return experience is in line with industry averages.

LIQUIDITY AND CAPITAL RESOURCES

  At May 31, 1997 the Company had a cash overdraft of $23,507, which has been reclassified to accounts payable, compared to the February 28, 1997 cash balance of $2.8 million, due primarily to the reduction in debt owing to commercial lenders. Accounts receivable were $32.8 million at May 31, 1997 as compared to $30.0 million at February 28, 1997. Inventories were $15.5 million at May 31, 1997 as compared to $11.5 at

February 28, 1997 and $3.6 million at February 29, 1996. These increases were due to the Company's increased sales volume. While the Company attempts to purchase higher cost inventory items on a Just-in-Time basis, a large amount of lower cost, longer lead-time items are required to be held in stock to support the increasing sales volume. The inventory at February 28, 1997 represents approximately 110% of the cost of sales for the first quarter of Fiscal 1998. Other current assets increased by $4.1 million at May 31, 1997 compared to February 28, 1997, primarily as a result of prepayments to vendors to initiate manufacturing of the Company's WebPal product. Net cash used by operating activities increased to $7.9 million at May 31, 1997 from $3.4 million at February 28, 1997 due to the larger increases in accounts receivable, the increased level of inventories necessary to support anticipated future sales and a $3.6 million deposit made in connection with the Company's $8.25 million firm commitment to purchase WebPal units manufactured for the Company, offset partially by an increase in accounts payable in the current year quarter as compared to a decrease in accounts payable in the prior year quarter. See Note 13 of Notes to Financial Statements.

  Since inception, the Company has financed its operations through loans from Aura. The outstanding balances payable to Aura at Fiscal 1995, 1996 and 1997 year-end and at May 31, 1997 were $1.2 million, $20.2 million, $17.2 million and $25.5 million, respectively. Intercompany interest expense, included in the outstanding balance at Fiscal 1996 and Fiscal 1997 year-end was $1.2 million and $1.1 million, respectively, and was charged at the rate of 9% and 8%, respectively, per annum. No interest was charged to the Company on intercompany indebtedness during Fiscal 1995. Effective March 1, 1996, Aura contributed $9.0 million of the Company's indebtedness to Aura as additional paid-in capital, thereby reducing the amount reflected in "Due to Aura." In addition, subsequent to Fiscal 1997, the Company notified its commercial lender that it was replacing the facility with a different lender. As a result, the commercial lender discontinued advancing funds under the line and Aura agreed to finance the Company's working capital requirements until the replacement commercial line was put in place. Between March 1, 1997 and May 31, 1997, Aura advanced $8.3 million to the Company; this amount was repaid in June 1997 when the new commercial line of credit was put into effect with borrowings under the new line and cash on hand. Immediately prior to the Closing Date, Aura will effectuate the Conversion whereby $4.0 million in intercompany indebtedness will be converted into 421,053 Shares of Common Stock. All remaining intercompany debt will be evidenced by an unsecured promissory note from the Company to Aura due and payable in full in September 1998. The promissory note will bear interest at the rate of 9% per annum and will have no prepayment penalty.

  Since March 1, 1996, the Company has experienced a significant expansion in its overall level of business and operations, including product design, marketing, technical support and sales and distribution. The Company's full-time employee base has grown from 38 at March 1, 1996, to 76 at June 30, 1997. This expansion in the scope of the Company's business and operations resulted in a need for significant investment in infrastructure and systems. Growth of the Company's business has generated significant accounts receivable; $32.8 million of accounts receivable net were outstanding at May 31, 1997. The stated payment terms of the Company's sales are typically 30 days from the date of shipment. The Company's accounts receivable have also recently increased significantly due to its receivables being outstanding for a longer period. While the aging of the Company's accounts receivable generally is affected by the fact that a substantial portion of the Company's sales occur in the final three weeks of the fiscal quarter, of the $32.8 million of accounts receivable net outstanding at May 31, 1997, $20.4 million was over 90 days old ($3.7 million of which was due from C'More, Inc. a company controlled by Alexander Remington, a director of the Company). Total receivables as of September 5, 1997 were $33.8 million, of which approximately $9.8 million consisted of amounts remaining from the May 31, 1997 balance (none of which was due from C'More, Inc. or any other affiliated entities). Of this $9.8 million, the Company expects that approximately $2.4 million will be offset against amounts owed to two major customers (Brysis, Inc. and Korea Data Systems); approximately $3.8 million is due from large national retail and mass merchant customers that typically pay slowly; approximately $550,000 is subject either to pending collection litigation or litigation to be filed by the Company within 60 days; and approximately $300,000 is payable pending proof of delivery. The remaining amount (approximately $2.8 million) represents amounts due from small customers that are making periodic payments and have agreed to pay the remaining balances. Management believes that any potential uncollectible amounts in this $9.8 million remaining from the May 31, 1997 balance is provided for by the Company's allowance for doubtful accounts.

  This longer accounts receivable collection period resulted, in part, from the Company's revenue growth increasing beyond the capacity of its credit and collections personnel. In response, the Company has increased the size of its credit and collections staff and intends to add additional staff in the future. The inability of the Company to collect significant portions of its accounts receivable on a timely basis or to obtain adequate financing, in addition to the proceeds of this Offering, to meet its cash requirements could limit the Company's future growth. See "Risk Factors--Management of Expansion."

  Aura also provided certain support services to the Company during these periods including financial, legal, tax, audit, benefits administration and personal property insurance. The costs for providing these support services were allocated by Aura to the Company based upon formulae that in management's opinion reasonably approximated the actual costs incurred by Aura in providing these services. The expenses recorded by the Company for these allocations were $80,000, $120,000 and $120,000 for Fiscal 1995, 1996 and 1997 year-end, respectively. The amounts allocated by Aura are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an unaffiliated entity. The Company intends to continue using the support services of Aura on an interim basis with rates negotiated in accordance with the Corporate Services Agreement for up to six months from the Offering.

  In Fiscal 1996 and 1997, the Company had available a line of credit with a commercial lending institution that permitted borrowings of up to the lesser of $9.0 million or 80% of eligible accounts receivable, as defined in the financing agreement with the lender. The line of credit had an interest rate equal to the institution's prime rate plus 1/2%. The interest rate was 9.75% at February 29, 1996 and 9.5% at February 28, 1997. The line of credit was collateralized by accounts receivable and required the Company to maintain certain financial ratios. The Company used this facility for funding its operations during Fiscal 1996 and 1997. At February 29, 1996 and February 28, 1997, the outstanding balance under this line of credit was $2.4 million and $8.8 million, respectively, with a maximum permitted balance of $2.5 million and $9.0 million, respectively. In May 1997, the Company replaced this line with another line of credit with another lending institution that permits borrowings of up to the lesser of $7.0 million or 60% of eligible accounts receivable, plus up to $2.0 million of inventory flooring. Eligible accounts receivable consist of all receivables except those greater than 90 days past due; receivables where more than 50% of the account balance is greater than 90 days past due; accounts originated under non-standard terms and/or which allow for payment to be made more than 30 days from date of sale; receivables from customers who are also vendors; receivables from non-domestic customers; accounts for which the obligor is an officer, director, shareholder, parent, employee, subsidiary or affiliate of the Company; accounts for which payment is or may be conditional; accounts for which the obligor is not a commercial or institutional entity or not a resident of the United States or Canada; accounts evidenced by judgments or promissory notes; accounts which represent goods purchased for personal purposes; accounts which represent goods used for demonstration purposes; accounts which are progress payment, barter or contra accounts, and any other account which the lender deems to be ineligible. This new line of credit has an interest rate equal to the institution's prime rate plus 1.25%. The interest rate was 9.75% at June 30, 1997. The new line of credit is secured by substantially all of the operating assets of the Company. In addition, the Company agreed to issue in favor of the lender irrevocable letters of credit equal to $750,000. The stated interest rate on the new financing agreement is higher by 0.75% than the former arrangement. However, the former arrangement provided for additional lender's fees which in the aggregate resulted in a substantially higher cost of funds overall.

  Pursuant to the terms of the new line of credit, the Company must adhere to the following financial covenants: (i) combined tangible net worth and subordinated debt of not less than $10.0 million; (ii) a ratio of debt (not including subordinated debt) to tangible net worth and subordinated debt of not more than three to one; (iii) a ratio of current tangible assets to current liabilities of not less than one and one-half to one; and (iv) net income (before taxes and after extraordinary items and adjustments) of $100,000 for each fiscal quarter beginning September 1, 1996 or, in the event the Company fails to achieve net income of $100,000 in any fiscal quarter, a net income of $100,000 for that portion of the Company's fiscal year that runs through the end of such fiscal quarter. The Company believes it is currently in compliance with the aforementioned financial covenants. At June 30, 1997, the outstanding balance under the new line of credit was approximately $3.6 million.

  Net cash used by operating activities for Fiscal 1995, 1996 and 1997 was $778,530, $19.3 million and $9.7 million, respectively. The Company's net cash flow used by investing activities for Fiscal 1995, 1996 and 1997 was $125,118, $224,639 and $2.1 million, respectively. Cash flows from financing activities for Fiscal 1995, 1996 and 1997 were $1.2 million, $21.3 million and $12.5 million, respectively. During September 1994, Aura contributed assets to the Company in the amount of $1.0 million. The contributed assets consisted of inventory valued at $216,297 and property and equipment valued at $61,144 and engineering designs and drawings valued at $722,559. Effective March 1, 1996, Aura contributed $9.0 million of the Company's indebtedness to Aura as additional paid-in capital, thereby reducing the amount reflected in "Due to Aura."

  During Fiscal 1995, 1996 and 1997, the Company capitalized costs of $120,571, $55,235 and $1.7 million, respectively, on special tools and equipment, which have been designed for the manufacturing and development of electronic products. The capitalized amounts, included in machinery and equipment, include allocated costs of direct labor and overhead.

  To date, inflation has not had a material effect on the Company's financial results. There can be no assurance, however, that inflation may not adversely affect the Company's financial results in the future.

  The Company believes that current and future available capital resources, including the net proceeds from the Offering, cash flow from operations, and other existing sources of liquidity, will be adequate to fund its operations for the 12-month period following the date of this Prospectus, including but not limited to funding of the Company's $8.25 million firm commitment to purchase WebPal units manufactured for the Company (see Note 13 of Notes to Financial Statements). As of August 19, 1997, the Company had a cash balance of $810,000, available borrowings under its commercial credit line of approximately $3.1 million and current receivables of approximately $19.3 million. However, there can be no assurance that sufficient funds will be available following the completion of this Offering or that future events will not cause the Company to seek additional capital sooner including, but not limited to, the failure by the Company to timely collect outstanding accounts receivable. While the Company's current cash projections do not contemplate the need to borrow additional funds from Aura following the completion of this Offering, there can be no assurance that future events will not cause the Company to look to Aura for funding. While Aura has indicated that it will not provide working capital to the Company on a basis consistent with past practices, the Company has not received any indication from Aura that it would not provide term funding to the Company in the case of unforeseen circumstances. To the extent the Company is in need of any additional financing, there can be no assurance that it will be available to the Company from Aura or any other source on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its product development, manufacturing and marketing programs or to obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. Accordingly, the inability to obtain adequate financing could have a material adverse affect on the Company's business, financial condition and results of operations. See "Risk Factors--Future Capital Requirements; Funding by Aura; Uncertainty of Additional Funding."

  Although there are no present understandings, commitments or agreements with respect to any acquisitions of other businesses, products or technologies, the Company from time to time evaluates potential acquisitions of other businesses, products and technologies and may in the future require additional equity or debt financings to consummate such potential acquisitions.

                                   BUSINESS

  The following discussion contains forward-looking statements which involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in the Prospectus or incorporated herein by reference. See "Forward-Looking Statements."

COMPANY

  NewCom, Inc. ("NewCom" or the "Company") designs, manufactures and markets high performance computer communication and multimedia products for the personal computer ("PC") market. NewCom's line of communication products includes a line of high speed external and internal data/fax and voice modems, which link PCs through the worldwide web and through direct connections over telephone lines, and NewCom's WebPal, an Internet appliance enabling users to access the worldwide web and perform Internet specific tasks through their existing television screens. NewCom's multimedia product line includes a broad range of add-in subsystems, upgrade kits and Internet access kits that incorporate CD-ROM drives, speakers, sound cards, modems, microphones and other telephony and sound solutions. The Company's multimedia products are targeted both to users that desire to convert their PCs into multimedia systems and to users desiring to upgrade their current multimedia systems with faster CD-ROM drives, higher quality sound and increased functionality.

INDUSTRY OVERVIEW

  The Company believes that demand for PC communication and multimedia products is driven by a variety of factors including (i) the growing installed base of PCs, particularly those sold into the consumer and small office/home office ("SOHO") markets, (ii) continuing advances in technology, leading to faster modems and CD drives and expanded multimedia functionality and (iii) the rapid growth of Internet content, bandwidth-intense interactive software, on-line services and emerging PC applications such as digital video capture and playback, video conferencing, telephony, paperless faxing, advanced desktop publishing, voicemail, high resolution 3D games, and interactive movies and other entertainment media, which increasingly demonstrates to consumers the need for PC communications and multimedia products.

  Growth in PC Use. Many of NewCom's multimedia and communication products are purchased for use in home PCs. According to data published by International Data Corporation ("IDC"), the United States leads the world in the percentage of households with PCs at 35%. According to a December 1996 IDC survey, as the rate of growth in the number of U.S. homes with PCs tapers, growth will continue to be fueled by increases in the number of households acquiring multiple PCs. IDC projects that by the end of this decade, one in three PC households will have more than one PC, compared to one in five households in 1996. IDC also reported that in 1996 64.6% of PC households used the PC at least once per day, up from 55.2% in 1993. Increased usage of modems was also reported in the survey; 39% of PC households with modems subscribed to an online service in 1996, up from 26% in 1994. In 1996, 24% of those accessing the Internet did so on a daily basis, with another 60% surfing on the Internet at least once a week. IDC has projected that in 1997 PC spending worldwide will grow by 15.5% to $182.5 billion.

  The December 1996 IDC survey also showed that PCs have not achieved significant penetration into lower and middle income U.S. households, in part due to the relatively high purchase price of a complete PC system. Industry sources indicate that Internet access, cost and ease of use are among the main factors in families' choosing to purchase home systems. NewCom's WebPal has been designed to address these factors by providing the consumer with an easy to use, relatively inexpensive means to access the Internet.

  Advances in Technology. PC users have consistently demonstrated a desire to upgrade to higher speed modems, faster CD-ROM drives and higher quality soundcards. Consumers have in the past replaced first 9,600 bps modems, then 14,400 bps, and now 28,800 bps modems with faster modems as they have became available at an affordable price. A May 1996 industry study found that the number of PC power users accessing the Internet at 28,800 bps had increased to 39% from 27% six months earlier. The Company believes the speed advantage offered by today's emerging new 56,000 bps standard and future standards (utilizing emerging ADSL and cable modem technologies) of more than 100 Kbps, will once again push many PC users tired of slow content download and Internet response times to upgrade to the newer, faster standards. Multimedia products, as well, have benefited from significant and continuing improvements in speed, sound quality and functionality. New 16 speed and higher CD-ROM drives, which can transfer data 16 times or more faster than the once-standard single speed drives, now enable users to play many more high speed video files directly off of the CD-ROM drive (without requiring any off load to a fixed hard disk drive), thus saving the user valuable time and hard disk space.

  Expansion of Internet and Other PC Applications. In addition to improvements in technology, the rapid growth and increased quality of Internet content, on-line services and other PC applications have contributed to the increasing number of new uses for PC communication products such as those offered by NewCom. While recent estimates of the number of Internet users in the United States range from 15 million to 35 million (depending on how Internet use is identified), industry sources indicate that the Internet and the use of modems to access the Internet continue to grow rapidly. IDC has estimated that the number of Internet users worldwide will be approximately 200 million by the end of 1999, an increase from approximately 56 million at the end of 1995. A recent study by Hambrecht & Quist estimates that an industry providing Internet-related technologies (including equipment, network services, software, enabling services and Internet expertise) could become a $13 billion industry by the year 2000.

  Adding to the variety of uses for the Internet is the growing number of software makers that offer new or upgraded software on-line. Hardware vendors, as well, now almost routinely allow users to download the latest driver updates off of the vendors' Internet sites. Downloads of large files are time consuming and inconvenient with slower older modems, making newer faster modems increasingly more attractive. Fax modem technology, which allows users to send and receive faxes electronically via their computers without the need for paper output, is gaining widespread acceptance among PC users. Computer telephony also promises to increase the usefulness of PC communication products. Internet phone technology allows users to make long distance phone calls for the much lower cost of calling the local Internet provider. IDC estimated that the number of Internet telephony users had grown to 500,000 active users by the end of 1995, and forecasts that such number will grow to 16 million by the end of 1999.

  Using computer multimedia and communication technology, desktop videoconferencing (DVC), audio/visual collaboration via the PC will allow users to see as well as hear people in other locations while conferencing. IDC projects that worldwide Desktop Videoconferencing will grow from $604 million in 1996 to $1.29 billion in 2001.

  The widening array of PC applications has also increased the market for other multimedia products. The multimedia market has been fueled by the increased volume of software that requires CD-ROM drives, soundcards and high bandwidth delivery systems. Microsoft, Novell and other large vendors now ship much of their software on compact discs. Popular games such as Lucas Art's Rebel Assault and Dark Forces can only be played with a CD-ROM drive. Most multimedia encyclopedias, as well as learning and game software, now incorporate quality sound as an integral part of their software programs.

STRATEGY

  NewCom's objective is to become a leading supplier of innovative, high performance communication and multimedia products for the PC market. To achieve this objective, the Company is pursuing the following strategies:

  . Capitalize on Engineering Expertise: The Company strives to identify and innovatively incorporate into its products key emerging technologies in the PC communication and multimedia industries.

     NewCom's engineers maintain a close working relationship with their counterparts at the major chip manufacturers to ensure the Company is kept apprised of the latest in chip technology and design.

  . Promote Manufacturing Advantages: Management believes NewCom's success in reaching a particular product niche and gaining market share stems from its ability to produce products rapidly, cost effectively and with a high level of reliability. NewCom's manufacturing strategy is supported by its use of Just-in-Time manufacturing, whereby supplies and components are purchased just before they are needed during the manufacturing cycle, its design focus on utilizing interchangeable circuit boards and other product components, and its relationships with its primary manufacturing partners in China, Taiwan, Mexico and the United States.

  . Pursue Proven Markets: NewCom will continue to introduce to its existing markets products with improved performance, additional features and better pricing. NewCom's use of DSP technology allows software upgrades to meet evolving standards and add enhancements, while "value engineering" enables the Company to design and manufacture new generations of existing products at reduced costs.

  . Target Newly Forming Markets: NewCom seeks to identify newly forming markets and emerging technologies and to capitalize on its ability to deliver superior products with a favorable price/performance ratio. Newly forming markets for 56,000 bps modems, CDR and CDR/MPEG drives and Internet appliances such as WebPal offer the Company significant opportunities for growth, allowing NewCom to gain access to valuable shelf space, achieve higher margins and establish a larger presence in strategic market segments.

  . Maintain High Attention to Customer Satisfaction: The Company seeks to differentiate itself through the quality and level of its technical support and customer service. The Company performs extensive testing and preshipping inspection of its products, ships products with installation discs and user-friendly manuals, and maintains a skilled, full-time technical support team to respond to customer inquiries.

CURRENT PRODUCTS

  NewCom strives to design products that are technologically advanced, multifunctional, reliable, easy to use and affordable. Below is a description of NewCom's most current products, substantially all of which are IBM compatible.

  COMMUNICATION PRODUCTS

  NewCom WebPal. Introduced in June 1997, WebPal is a communication appliance designed specifically for the non-computer user. Similar in size and cost to a VCR, WebPal allows users to access the Internet and the World Wide Web through their existing television screens. WebPal incorporates a World Wide Web browser and an E-mail service, and uses the television screen to display information. WebPal connects to the Internet through a telephone line and a modem included in the box, and requires a standard NTSC or PAL television set or VGA monitor. A remote control unit is included with WebPal and an optional remote keyboard is available. WebPal allows any consumer with a television set and a standard wall telephone jack to surf the Internet and gain access to the large number of interactive Internet text, graphic and audio pages and web sites. WebPal is equipped with parallel port, which allows the user to print output to a printer and to complete future parallel port upgrades such as adding a hard disk drive. Both the browser/E-mail and the operating system are stored in flash memory and are upgradable via Internet access. Also, WebPal does not require the user to use a specific Internet Service Provider (ISP). This allows many users with existing ISP accounts to continue using these same accounts with the WebPal appliance, thus avoiding additional ISP monthly access charges and the inconvenience of changing e-mail addresses. WebPal's operating environment allows for easy user setup, provides seamless ISP configuration and access, and supports a variety of add-on peripherals.

  Additional specifications and features: 32-bit RISC Multimedia Processor, standard 16-bit ISA bus for modem, ISDN adaptor or network card, built-in ports for S-video and composite video for NTSC and PAL, VGA output, standard PS/2 style keyboard and mouse ports, infrared receiver for remote control unit and remote keyboard, parallel printer port, stereo audio output, and Smartcard socket.

  NewCom 56,000 bps Data/Fax Modem. This high speed internal modem, introduced by NewCom in May 1997, is a send/receive fax and data modem all in one computer card. The modem uses X2(R)-compatible technology, currently the most widely supported 56,000 bps system. The internal version permits installation using either Plug and Play or ISA Bus Direct. Enhanced models of these modems include voicemail features or speakerphone and answering machine features. Since these products are able to be used over standard analog POTS phone lines, management expects that consumer demand will increase once the 56,000 bps standard for analog modems is fully established in the industry. Although this product currently has an optimal data download rate of 56,000 bps, noise and other analog phone line limitations will limit the actual speed of this modem to lower rates. Management plans to introduce the external versions of this product in Fall 1997.

  Additional specifications and features: built-in enhanced 16550 compatible UART (with larger buffer), CCITT V.42/MNP 2-4 error correction for reliable communications, V.42 bis/MNP 5 data compression, auto dial and auto answer capability, auto redial of busy numbers, tone or pulse dialing, call waiting support, remote message retrieval, password protected mailboxes, and fax on demand.

  NewTalk 2000 DSVD Data/Fax Voice Modem. This product consists of an internal DSVD send/receive fax and data modem card, full duplex speakerphone and voicemail system all in one computer card. The Company's DSVD technology allows PC users to have both a voice phone connection and a computer data connection sharing a single standard POTS phone line. The data modem operates at 33,600 bps transmission rate with a throughput of up to 134,400 bps using data compression. In fax mode, it operates as a 14,400 class 1 group 3 send/receive facsimile. The product is shipped complete with a microphone, headset, 3-inch desktop multimedia speakers, a modular null phone cable, a user manual and DOS and Windows fax software and communications software.

  Additional specifications and features: built in enhanced 16550 compatible UART (with larger buffer), error correction for reliable communications, V.42 bis/MNP 5 data compression, auto dial and auto answer capability, auto redial of busy numbers, tone or pulse dialing, call waiting support, remote message retrieval, password protected mailboxes, and fax on demand.

  NewTalk 33,600 bps Speakerphone System. The NewTalk 33,600 bps Speakerphone System is a full duplex speakerphone, voicemail system, send/receive fax and data modem all in one computer card. The computer card fits inside a DOS, Windows 3.x or Windows 95 PC and attaches to the computer using the PC's standard ISA bus interface slot. As a data modem, the system operates at 33,600 bps transmission rate, with a throughput of up to 134,400 bps using data compression. In fax mode it operates as a 14,400 bps class 1 group 3 send/receive facsimile. The user can install this product using either Plug and Play or ISA Bus Direct. This modem product line possesses the same data modem and fax transmission rates as found in the NewTalk Data/Fax Voice Modem described above. It is shipped complete with a microphone, headset, 3-inch desktop multimedia speakers, a modular null phone cable, a user manual, and DOS and Windows fax software and communications software.

  Additional specifications and features: built in enhanced 16550 compatible UART (with larger buffer), CCITT V.34, V.34+ error correction for reliable communications, V.42 bis/MNP 5 data compression, auto dial and auto answer capability, auto redial of busy numbers, tone or pulse dialing, call waiting support, remote message retrieval, password protected mailboxes, and fax on demand.

  NewTalk 33,600 bps Data/Fax Voice Modem. This internal data/fax voice modem is a voicemail system, send/receive fax and data modem all in one computer card. The card goes inside a DOS, Windows 3.x or Windows 95 PC and attaches to the computer using the PC's standard ISA bus interface slot. This product operates using the fastest established analog modem industry standards currently on the market. As a data modem, it operates at a 33,600 bps transmission rate with a throughput of up to 134,400 bps using data compression. In fax mode, it operates as a 14,400 class 1 group 3 send/receive facsimile. The user can install this product using either Plug and Play or ISA Bus Director. It is shipped complete with a modular RJ11 phone cable and a user manual as well as DOS and Windows fax software and communications software.

  Additional specifications features: built in enhanced 16550 compatible UART (with larger buffer), CCITT V.34, V.34+ error correction for reliable communications, V.42 bis/MNP 5 data compression, auto dial and auto answer capability, auto redial of busy numbers, tone or pulse dialing, call waiting support, remote message retrieval, password protected mailboxes, and fax on demand.

  33,600 bps External Data/Fax Modem. This external data/fax modem hooks up to the PC from the outside via a cable to the PC's serial port. One model is designed to work with DOS, Windows 3.1x, or Windows95 PCs and another model is designed to work with the Apple Macintosh. As a data modem, it operates at a 33,600 bps transmission rate with a throughput of up to 134,400 bps using data compression. In fax mode, it operates as a 14,400 class 1 group 3 send/receive facsimile. It is shipped with fax software and communications software, a power supply, a modular RJ11 phone cable and a user manual.

  Additional specifications and features: CCITT, V.34, V.34+ error correction,
V.42 bis/MNP 5 data compression, auto dial and auto answer capability, auto redial of busy numbers, and tone or pulse dialing.

  33,600 bps Internal DOS/Windows Data/Fax Modem. This internal data/fax modem is a card that fits inside a DOS, Windows 3.x or Windows 95 PC and attaches to the computer using the PC's standard ISA bus interface slot. As a data modem, it operates at a 33,600 bps transmission rate with a throughput of up to 134,400 bps using data compression. In fax mode, it operates as a 14,400 class 1 group 3 send/receive facsimile. The user can install this product using either Plug and Play or ISA Bus Direct. It is also shipped with DOS and Windows fax software and communications software, a modular RJ11 phone cable and a user manual.

  Additional specifications and features: built in enhanced 16550 compatible UART (with larger buffer), CCITT V.34, V.34+ error correction, V.42 bis/MNP 5 data compression, auto dial and auto answer capability, auto redial of busy numbers, and tone or pulse dialing.

  COMMUNICATION PRODUCTS WITH DATE OF INITIAL SHIPMENT


        PRODUCT                            DESCRIPTION                        DATE
---------------------------------------------------------------------------------------
  NewCom 14,400 ifx,    14,400 bps data and 14,400 bps send/receive fax   November 1994
   efx & efx-m           modem. Product line includes internal
                         Windows/DOS PC, external Windows/DOS PC, and
                         external Apple Macintosh PC versions.
---------------------------------------------------------------------------------------
  NewCom 33,600 ifx,    33,600 bps data and 14,400 bps send/receive fax   May 1996
   efx & efx-m           modem. Product line includes internal
                         Windows/DOS PC, external Windows/DOS PC, and
                         external Apple Macintosh PC versions.
---------------------------------------------------------------------------------------
  New Talk 33,600 ifx,  33,600 bps data and 14,400 bps send/receive fax   June 1997
   Vifx & SPifx          modem. This product is a Windows/DOS PC internal
                         card. DSP allows for future software upgrades.
                         Vifx model includes Voicemail feature. SPifx
                         model includes speakerphone and answering
                         machine.
---------------------------------------------------------------------------------------
  NewTalk 2000          Digital simultaneous voice data modem,            June 1996
   DSVD ifx              speakerphone, answering machine, 33,600 bps
                         data, 14,400 bps send/receive fax modem. This
                         product is a Windows/DOS PC internal card.
---------------------------------------------------------------------------------------
  NewCom 56,000 ifx     56,000 bps data and 14,400 bps send/receive fax   May 1997
                         modem X2-compatible technology. Product line
                         currently limited to internal Windows/DOS PC
                         versions.
---------------------------------------------------------------------------------------
  NewCom WebPal         Internet box with 4 meg of RAM and 1 meg of Flash June 1997 memory, including 33,600 bps data modem, 14,400
                         bps send/receive fax modem, web browser and E
                         mail service.
---------------------------------------------------------------------------------------
  NewCom WebPal         Internet box with 8 meg of RAM and 2 meg of Flash July 1997
   Deluxe                memory, including 56,000 bps data modem, 14,400
                         bps send/receive fax modem, web browser and E
                         mail service.
---------------------------------------------------------------------------------------

  MULTIMEDIA PRODUCTS

  As used in this Prospectus, "multimedia" refers to the transformation of the PC from a task oriented device used for such things as word processing to a user friendly multi-purpose device used for research, education, games, entertainment and communication, in addition to traditional PC tasks. Currently, in its basic form, a PC multimedia system is defined as any PC equipped with a CD-ROM drive and high quality sound capability.

  NewCom Multimedia Upgrade Kits. The Company's DOS, Windows 3.x or Windows 95 PC multimedia upgrade kit consists of a high-speed CD-ROM drive bundled with desktop speakers and a sound card. The CD-ROM drives are compatible with audio CDs, karaoke CDs and photo CDs, as well as game and reference CDs. NewCom's multimedia upgrade kits are sold with a large number of included multimedia CD-ROM software titles that allow the user to immediately utilize the product. Drive kits without speakers and sound cards are also offered by the Company.

  Another NewCom multimedia upgrade kit now being offered is the Audiophile Multimedia Kit which features a high speed CD-ROM drive, a NewCom 32PnP Wavetable Sound Card and NC100 speakers in sound enhancing wood based enclosures. The Audiophile Multimedia Kit incorporates Aura's Neo-radial speaker technology ("NRT") to provide cutting edge sound quality.

  NewCom Multimedia Internet Kits. The Company's multimedia Internet kits typically contain each of the components and features of its multimedia upgrade kits, and also come equipped with a 33,600 bps modem and microphone to provide full interactive connectivity to the Internet.

  NewTalk High Fidelity 16i Sound Card. NewCom's internal 16 bit stereo record/playback sound card is a core component of each of the Company's multimedia upgrade and multimedia Internet kits. The sound card fits inside a DOS, Windows 3.x or Windows 95 PC and attaches to the computer using the PC's standard ISA bus interface slot. Once the sound card is installed, a PC can play sounds from games, computer encyclopedias, Windows 3.x, Windows 95, and many other software products. Additionally, the sound card can play standard audio CDs using the PC's CD-ROM drive. The card has a built-in ATAPI/IDE internal interface that supports compliant CD-ROM drives and multiple audio internal interfaces that allow most popular brands of current CD-ROM drives to hook up directly to it. External interfaces are provided for speakers, line out, line in, microphone and game port. The sound card has been designed to be compatible with SoundBlaster(TM), SoundBlaster Pro(TM), Adlib(TM), and Windows Sound System(TM). The Company offers different enhanced versions of its NewTalk sound card. One version includes a Wave Table. Another includes both a Wave Table and SRS 3D(TM), a "surround sound" technology which attempts to duplicate three-dimensional sound using only two speakers.

  NewCom CDR Drive and CDR Multimedia Kits. Whereas conventional CD-ROM technology only allows the user to retrieve, or "read," information from a factory-prerecorded compact disc, the CDR drive allows the user to record information directly onto the compact disc. This drive will utilize "read many times/write once" technology, that is, once information is recorded onto the CD it cannot be erased or recorded over again. However, data can be appended onto the compact disc multiple times until all of the storage space is utilized. The CDR multimedia kit includes a 2X Write/6X Read Drive, a Windows/DOS PC SCSI board with high quality audio capture and playback, and a Windows/DOS PC sound card. The Company also has developed and intends to market an upgrade kit containing only the NewCom CDR Drive.

  NewCom NC Speaker Series. These Audiophile-quality multimedia speakers incorporate NRT within specially shaped wood enclosures. Many multimedia speakers offered in the market today are enclosed in plastic. The wood cabinets used in the NewCom NC speakers minimize resonance and produce sounds that are cleaner and crisper than what would be produced if plastic were used. In addition to yielding high quality sound, these NRT speakers emit low amounts of magnetic leakage so that they can be placed near computer monitors without adverse effect. A variety of different NC speaker systems are currently being shipped. The NC100, with 20 W total amplifier power (10 W/channel) and 5 W/(rms) per channel with sound equalization, has one 3-inch driver in each speaker. The NC 200 has similar specifications to the NC 100 but has the added feature of Polymide tweeters. The NC300, with 30 W total amplifier power (15 W/channel) and 7.5 W/(rms) per channel with sound equalization, has two 3-inch drivers and one tweeter in each speaker. The NC400 subwoofer, with 30 W total amplifier power (15 W/channel) and 7.5 W/(rms) per channel with sound equalization, has one 5.25-inch driver in each speaker.

  MULTIMEDIA PRODUCTS WITH DATE OF INITIAL SHIPMENT

          PRODUCT                              DESCRIPTION                         DATE
-------------------------------------------------------------------------------------------
  NewCom Hi-Fi 16i          Windows/DOS PC Internal 16 bit stereo sound board April 1995
   sound board               with built in CD ROM IDE connector. Compatible
                             with SoundBlaster, SoundBlaster Pro.
-------------------------------------------------------------------------------------------
  NewCom 6X Drive Kit,      Windows/DOS PC Internal six speed CD-ROM drive    January 1996
   Multimedia Kit and        with audio cable and IDE cable. Multimedia Kit
   Multimedia Internet Kit   also has Hi Fi 16i sound board, Titles, cables
                             and speakers. Multimedia Internet Kit also has
                             28,800 ifx modem and microphone.
-------------------------------------------------------------------------------------------
  NewCom 8X Drive Kit,      Windows/DOS PC Internal eight speed CD-ROM drive  April 1996
   Multimedia Kit and        with audio cable and IDE cable. Multimedia Kit
   Multimedia Internet Kit   also has Hi-Fi 16i sound board, Titles, cables
                             and speakers. Multimedia Internet Kit also has
                             28,800 ifx or 33,600 ifx modem and microphone.
-------------------------------------------------------------------------------------------
  NewCom 10X Drive Kit,     Windows/DOS PC Internal ten speed CD-ROM drive    August 1996
   Multimedia Kit and        with audio cable and IDE cable. Multimedia Kit
   Multimedia Internet Kit   also has Hi-Fi 16i sound board, Titles, cables
                             and speakers. Multimedia Internet Kit also has
                             33,600 ifx modem and microphone.
-------------------------------------------------------------------------------------------
  NewCom 12X Drive Kit and  Windows/DOS PC Internal twelve speed CD-ROM drive August 1996
   Multimedia Kit            with audio cable and IDE cable. Multimedia Kit
                             also has Windows/DOS PC Internal twelve speed
                             CD-ROM drive, Hi-Fi 16i sound board, Titles,
                             cables and speakers.
-------------------------------------------------------------------------------------------
  NewCom 12X Multimedia     Windows/DOS PC Internal twelve speed CD-ROM       November 1996
   Internet Kit              drive, Hi-Fi 16i sound board, 33,600 ifx modem,
                             Titles, cables, microphone and speakers.
-------------------------------------------------------------------------------------------
  NewCom 16X Drive Kit and  Windows/DOS PC Internal sixteen speed CD-ROM      February 1997
   Multimedia Kit            drive with audio cable and IDE cable. Multimedia
                             Kit also has Hi-Fi 16i sound board, Titles,
                             cables and speakers.
-------------------------------------------------------------------------------------------
  NewCom 16X Audiophile     Windows/DOS PC Internal sixteen speed CD-ROM      April 1997
   Multimedia Kit            drive, 32 PnP Wavetable Sound Card, speakers
                             using Aura Neo-radial speaker technology, sound
                             enhancing wood enclosures, Titles, cables and
                             microphone.
-------------------------------------------------------------------------------------------
  NewCom 20X Multimedia     Twenty speed IDE CD ROM drive bundled with 3-inch May 1997
   Upgrade Kit               desktop speakers and a sound card. CD-ROM drive
                             is compatible with audio, karaoke and photo CDs,
                             and game and reference CDs. Includes large
                             number of multimedia CD-ROM software titles that
                             allow the user to immediately use the product.
                             Drive kits without speakers and sound cards will
                             also be offered by the Company.
-------------------------------------------------------------------------------------------
  NewCom 24X Multimedia     Twenty-four speed IDE CD ROM drive bundled with   July 1997
   Upgrade Kit               3-inch desktop speakers and a sound card. CD-ROM
                             drive is compatible with audio, karaoke and
                             photo CDs, and game and reference CDs. Includes
                             large number of multimedia CD-ROM software
                             titles that allow the user to immediately use
                             the product. Drive kits without speakers and
                             sound cards will also be offered by the Company.

          PRODUCT                              DESCRIPTION                      DATE
---------------------------------------------------------------------------------------
  NewCom CDR                Two speed Write/six speed Read Drive, bundled     May 1997
   Multimedia Kit            with a Windows/DOS PC SCSI board with high
                             quality audio capture and playback, and a full
                             feature Windows/DOS PC sound card.
---------------------------------------------------------------------------------------
  NewCom NC Speaker Series  Speakers incorporating Aura neo-radial speaker    June 1997
                             technology housed in sound-enhancing wood
                             enclosures. Speakers offer between 10 to 15 W
                             total amplifier power, 5 to 7.5 W/(rms) per
                             channel with sound equalization and a
                             3-inch to 5.25-inch driver in each speaker.


PRODUCTS UNDER DEVELOPMENT

  The Company is in the process of designing the following new products and product enhancements that it intends to introduce to market and ship within the next twelve months:

  NewCom CDR MPEG Multimedia Kit. This multimedia kit will include a CDR drive with the features and functionality described above. In addition, the kit will optimize storing video to the CDR drive by including MPEG video encoding and decoding. The multimedia kit will include a 2X Write/4X Read Drive, MPEG 1 encoder/decoder (capture/playback), and a Windows/DOS PC SCSI controller card. Management plans to ship this product in Fall 1997.

  NewCom ISDN Modem. Basic ISDN service typically provides two 64,000bps channels and one 16,000 bps channel. By incorporating ISDN technology, the NewCom ISDN modem would allow for a potential data transmission rate of 128,000 bps, as compared to the 33,600 bps rate currently available with standard analog modems. ISDN service currently can be made available to the majority of U.S. homes by converting their current standard analog POTS phone lines to ISDN lines. To allow users of an ISDN modem to communicate with modems relying on non-ISDN services, the NewCom ISDN modem will be able to operate as a standard analog 33,600 bps modem. This product also supports throughput of speeds up to 921,000 bps using proprietary compression techniques. As ISDN technology gains acceptance, the Company intends to develop and market enhanced, faster versions of its ISDN modems. Management plans to ship its first ISDN modems in Fall 1997.

  NewTalk 2000 Modem with Video Conferencing. The Company anticipates that users of this product, utilizing the same standard phone line connection used to talk with the other party, will also be able to see a small video image of the person with whom they are talking if that person is also using the NewCom product. Management believes this product will offer a low cost solution for video conferencing based on a flexible, software-defined DSP architecture. The product will work with a color digital parallel camera and Audio Vision application software on a single line. It will have modem capability of 33,600 bps data transmission and 14,400 bps send/receive fax transmission, a speakerphone and voicemail. Management plans to ship this product in Fall 1997.

  NewCom 3D SVGA Graphics Accelerator Card. This 64-bit video card, which is still in early development stages, will have 2 megabytes of EDO RAM and will use the new Cirrus Logic video chip to produce high performance 3D graphics; this product will support Intel AGP (accelerated graphics port) and Microsoft Direct3D, enabling arcade level 3D game play on desktop computers. Resolutions ranging from 640 x 480 to 1600 x 1200 will be supported, with full 32 bit (16.8 million) colors being supported up to 1024 x 768 in Microsoft Windows 3.1x, Windows 95, and Windows NT. This video card will have a connector that will allow for future TV tuner or MPEG upgrades. Management plans to ship this product in Summer 1998.

  NewCom NetPro TV Tuner. The NetPro, which is still in early development stages, will consist of a cable-ready, 125 channel TV tuner that displays video in a scaleable window on top of any VGA or SVGA display. Management believes the NetPro TV tuner, which will contain a Windows/DOS PC internal board, will bring a state of the art TV solution to the VGA world with superb video and audio quality. Management plans to ship this product in Summer 1998.

  NewCom DVD Drive Kit & NewCom DVD Multimedia Kits. These kits, which are still in early development stages, will be similar to NewCom's other multimedia kits except that the CD ROM drive will be replaced by a higher capacity DVD drive. These DVD drives, while remaining backward compatible with current 680 megabyte CD ROM disc media, will also be able to read the new 4.7 gigabyte DVD disc media. The upcoming dual layer DVD disc media will hold even more data with a storage capacity of 8.5 gigabytes. Future DVD-Write Once and DVD-Rewritable drives may also be offered at a later date. Management plans to ship this product in Summer 1998.

  NewCom CD-RW Multimedia Kit. This multimedia kit will be similar to the CDR Multimedia Kit but will include a CD-RW (Compact Disc ReWriteable) drive instead of a CDR drive. CD-RW technology allows users to record and rerecord information onto a compact disc. The CD is sometimes referred to as having read-many write-many capabilities. Management plans to ship this product in Fall 1997.

COMMITMENT TO EMERGING TECHNOLOGIES

  The Company continues to review opportunities for the development and introduction of new products and product families that incorporate emerging technologies to meet changing end-user needs. Although the Company believes that to date it has been able to respond on a timely basis to technological innovations and market changes drawing upon its engineering expertise, there can be no assurance that the Company will be able to anticipate future market developments or develop products to meet those needs on a timely basis with price and performance characteristics which would permit those products to compete successfully. See "Risk Factors--Rapid Technological Change; Short Product Life Cycles" and "--Competition."

  Cable Modem and ADSL Modem Technology. Modems utilizing cable technology are projected to have an upstream speed of 54 Kbps to 500 Kbps and a downstream speed of 10 Mbps and will have the advantage of a continuous connection. The Yankee Group estimates that by the year 2000, there will be 7 million cable modem customers. Modems utilizing Asymmetric Digital Subscriber Lines are projected to have an upstream speed of 640 Kbps and a downstream speed of 2 Mbps to 6 Mbps. ADSL service can be made available to U.S. homes by converting usage of current standard analog POTS phone lines. According to industry forecasters such as Dataquest, ADSL modem technology is expected to strongly challenge cable modem technology for control of the high end high speed modem market. NewCom believes that both technologies currently have significant potential for growth in the modem market.

  Other Technology. NewCom is developing plans to incorporate into its future modem product lines emerging communications technologies in which the Company has proprietary rights. First, NewCom has licensed from Aura, on an exclusive basis with respect to PC applications, rights to two patents with respect to noise cancellation techniques and two patent applications in blind adaptive filtering (BAF). The Company believes that these technologies may enhance modem transmission speeds. Second, the Company has licensed from Aura, on an exclusive basis with respect to PC applications, rights to two patent applications with respect to a wavelet approach to spectral speech compression. The Company believes this approach may facilitate the sending and storage of speech using less bandwidth and drive space.

SALES AND DISTRIBUTION

  As a result of management's broad prior experience in sales and marketing, the Company has established a comprehensive sales, marketing and distribution network. The Company's sales and marketing strategy consists of a highly consumer-oriented approach to regional distributors and retailers/mass merchants, supplemented by a targeted entry into the OEM/VAR channels. Current sales of NewCom PC communication and multimedia products are summarized as follows:

  . Distributors--Approximately 57% of gross revenues and 47% of net revenues in Fiscal 1997 and 39% and 38%, respectively, in the first quarter of Fiscal 1998. Current national and regional customers include D & H, Southern Electronic Distributors, Inc. ("S.E.D."), Tech Data, Dinorall Corporation (dba DinExim) and MicroInformatica Corporation.

                                       FISCAL 1997              FIRST QUARTER OF FISCAL 1998
                            --------------------------------- --------------------------------
                                        PERCENTAGE PERCENTAGE            PERCENTAGE PERCENTAGE
                                         OF GROSS    OF NET               OF GROSS    OF NET
                                         REVENUES   REVENUES              REVENUES   REVENUES
                                        ---------- ----------            ---------- ----------
   MicroInformatica........ $ 3,697,853     5.1%       7.3%   $  693,461     4.3%       4.5%
   DinExim.................   3,449,550     4.7        6.8       452,300     2.8        2.9
   S.E.D...................   3,280,193     4.5        6.5       467,954     2.9        3.0
                            -----------    ----       ----    ----------    ----       ----
                            $10,427,596    14.3%      20.6%   $1,613,715    10.0%      10.4%
                            ===========    ====       ====    ==========    ====       ====

  . Retailers/Mass Merchants--Approximately 36% of gross revenues and 46% of net revenues in Fiscal 1997 and 60% and 61%, respectively, in the first quarter of Fiscal 1998. Current customers include Fry's Electronics, Circuit City Stores, Inc., CompUSA, Staples, Computer City, Sun TV, Electronic Boutique and Best Buy Company, Inc.

                                       FISCAL 1997              FIRST QUARTER OF FISCAL 1998
                            --------------------------------- --------------------------------
                                        PERCENTAGE PERCENTAGE            PERCENTAGE PERCENTAGE
                                         OF GROSS    OF NET               OF GROSS    OF NET
                                         REVENUES   REVENUES              REVENUES   REVENUES
                                        ---------- ----------            ---------- ----------
   Circuit City............ $ 8,913,474    12.2%      17.6%   $2,629,295    16.3%      17.0%
   Best Buy................   7,393,515    10.1       14.6     4,778,323    29.7       31.0
   Fry's Electronics.......   3,685,009     5.0        7.3       654,654     4.1        4.2
                            -----------    ----       ----    ----------    ----       ----
                            $19,991,998    27.3%      39.5%   $8,062,272    50.1%      52.2%
                            ===========    ====       ====    ==========    ====       ====

  . OEM/VARs--Approximately 7% of gross revenues and 7% of net revenues in Fiscal 1997 as compared to 1% and 1%, respectively, in the first quarter of Fiscal 1998. Customers include Powercom, Techmedia, and Data Storage Marketing ("D.S.M.").

                           FISCAL 1997            FIRST QUARTER OF FISCAL 1998
                 -------------------------------- -----------------------------
                            PERCENTAGE PERCENTAGE         PERCENTAGE PERCENTAGE
                             OF GROSS    OF NET            OF GROSS    OF NET
                             REVENUES   REVENUES           REVENUES   REVENUES
                            ---------- ----------         ---------- ----------
   Techmedia.... $2,195,104    3.0%       4.3%    $     0      0%         0%
   PowerCom.....  1,614,618    2.2        3.2           0      0          0
   D.S.M........    872,300    1.2        1.7      32,271     .2         .2
                 ----------    ---        ---     -------    ---        ---
                 $4,682,022    6.4%       9.2%    $32,271     .2%        .2%
                 ==========    ===        ===     =======    ===        ===

  The loss of major customers may have a material adverse effect on the Company.

  Other customers include Micromatix, Misco, Global Computers, Tiger Direct, Insight and Music Land. The majority of NewCom's sales are made and supported on a national basis by sales representatives.

  The Company reaches its various market segments by a concentrated telemarketing campaign and a direct marketing approach, utilizing the industry's top manufacturer's representatives. The Company believes the strength of its relationships with vendors lies in its personal relationships with key engineers and salespeople that have been cultivated through senior management's many years of experience in the industry, which serves to provide the Company with timely access to new technology and competitive pricing. In addition, management believes NewCom's reputation for offering high quality customer service and technical support has significantly enhanced its sales efforts.

  The Company's promotional strategy in both the distributor and mass merchant channels focuses on utilizing a variety of methods, including improved product packaging, national co-op advertising with distributors, national co-op advertising with mass merchants, controlled direct national advertising, incentive promotions, mass mailings, periodic press releases, and participation in trade shows.

  Management is taking steps to attempt to increase the Company's sales to OEM/VAR customers. The Company intends to use its new products and its heightened name recognition to pursue the OEM/VAR channel and make it a larger segment of NewCom's overall sales. There can be no assurance, however, that the Company will be successful in increasing its penetration of the OEM/VAR channel. See "Risk Factors--Distribution Risks; Diversification of Sales Channels."

  After first focusing on building name recognition in the United States, NewCom has begun to implement plans to market its products overseas. To date, distribution of the Company's products into foreign markets has been by sales to domestic distributors who thereupon resell such products to foreign customers. Accordingly, all of the Company's direct sales, including those subject to resale to foreign customers, are denominated in U.S. dollars. The Company has acquired modest market shares in South America and the Indian subcontinent, and it is now turning its attention toward other foreign markets.

PRODUCT DESIGN

  In order to maintain the interest of its customer base and a competitive advantage in its distribution channels, NewCom must regularly introduce new PC communication and multimedia products. NewCom must also constantly update the software drivers it incorporates into its products so that they stay current with the changing needs of the market. The Company does not employ an internal research and development staff and acquires virtually all the software and hardware technology used in its PC communication and multimedia products by licensing such technology from third-party manufacturers and suppliers. The Company's product design efforts focus on achieving three goals: First, NewCom performs "value engineering," which the Company defines as developing the means to manufacture new generations of its existing products more efficiently and with reduced costs. Second, the Company identifies and/or designs new features and better performing models within its existing product lines by acquiring and utilizing successively more innovative technologies. Third, the Company designs new products and product families based on emerging technologies in the industry. See "Risk Factors--Rapid Technological Change; Short Product Life Cycles," "--Component Shortages; Reliance on Limited Source Suppliers and Third-Party Assemblers" and "--Proprietary Rights."

  The Company believes that keeping current with changes in semiconductor chip designs is essential to increase the performance and reduce the overall size of each product. The Company presently maintains an in-house engineering staff that is knowledgeable in the design of communication and multimedia hardware and software drivers and utilities. In addition to its in-house engineers, NewCom relies on outside engineers and utilizes strategic alliances with industry standard telecommunication and multimedia chip vendors such as Rockwell International Corporation, Texas Instruments, Cirrus Logic, Opti Corporation, Yamaha Corporation and Analog Devices Incorporated. Working with these major chip manufacturers, the Company designs its hardware based upon the most current available technology. NewCom's engineering goal is to integrate the latest technology onto the smallest board footprint possible while maintaining a modular design that is easy for the PC user to upgrade and maintain. In addition, in order to keep NewCom's products competitively priced, the Company's engineering team has an ongoing mandate to continually examine methods to reduce product costs by using newer, lower priced methods and parts, without sacrificing quality or reliability.

  The Company attempts to utilize common chips in its different products in order to achieve cost effective procurement, improved compatibility, lower production costs and faster future product design and manufacturing cycles. NewCom's products are designed to be modular and the basic circuit board and other components used by the Company are common to various of its products. Product specific chips can then be purchased and installed as needed during the completion phase of production. The Company continually evaluates and licenses communication and multimedia software from established software developers. This software is bundled with the Company's hardware and improves the overall value of the product.

MANUFACTURING

  NewCom currently utilizes four primary independent contract manufacturers, located in each of the Peoples Republic of China, Taiwan, Mexico and the United States. In Fiscal 1997, the Chinese and Taiwanese contract manufacturers accounted for 31.6% and 23.3%, respectively, of the Company's manufacturing output; the North American contract manufacturers together accounted for the remaining 45.1% of such manufacturing output. The Company does not directly conduct any operations outside of the United States. In house at its California facility, NewCom integrates the chip sets on to the circuit boards, runs tests on 100% of the boards as part of its quality control program, installs value added software to the products and performs all of its own packaging, inspection and shipping. Products manufactured for the Company in foreign countries are invoiced and paid in U.S. dollars.

  For the Company to grow and achieve its business objectives, it is important to receive from its manufacturing partners a large part of its product requirements as finished goods in almost ready to ship condition. The Company must do this while also securing favorable open account terms. These manufacturing arrangements allow NewCom to reduce the time it takes to introduce new products to market. Management believes NewCom's ability to reach a particular niche and gain market share just as the market is gaining momentum is dependent upon the Company's ability to produce products quickly, cost effectively and with a high level of reliability. In forging these manufacturing relationships NewCom takes great care to insure that its manufacturing partners produce quality products.

  NewCom employs a Just-in-Time ("JIT") manufacturing strategy whereby supplies and components are purchased just before they are needed during the manufacturing cycle, rather than purchased at the beginning of the cycle and held in inventory. Management believes such a strategy has been successful in limiting the risk of inventory obsolescence and in containing the Company's investment in product inventory. To facilitate its JIT manufacturing strategy, the Company designs products with a focus on a commonality of parts. As a result, a growing number of NewCom's communications and multimedia products have interchangeable circuit boards.

  To reduce costs, NewCom has negotiated agreements with key component suppliers that allow its manufacturing partners to competitively buy material under blanket discount agreements.

  The Company has no backlog as initial orders are typically 90 days from the date of shipment.

TECHNICAL SUPPORT AND CUSTOMER SERVICE

  NewCom offers its end users multiple avenues to receive technical support and customer service.

  . Phone Support: Support staff can be called by end users with questions via NewCom's toll free 800 number. Currently a full time support staff in the California office handles calls by end users weekdays from 6:00 a.m. to 10:00 p.m. P.S.T. and weekends from 8:00 a.m. to 5:00 p.m. P.S.T. Each member of the support staff is equipped with a PC loaded with software enabling the member to better help the end user find a solution.

  . E-mail Support: For users with Internet access, NewCom's staff maintains a dedicated support e-mail address. E-mail is used to send end users the latest drivers and text help files.

  . On-line Support: NewCom offers 24 hour a day access to its on-line support solutions. For those with access to the Internet, NewCom's web page offers answers to frequently asked questions ("FAQ") and downloads of the most up to date software drivers and files. NewCom's web page can be found at "www.newcominc.com." For those with modems but who do not have Internet access, NewCom maintains a bulletin board site with an up-to-date list of FAQs and downloads similar to what is found on its Internet web page.

  . Fax Support: NewCom offers end users the ability to fax requests for support. Whenever possible, solutions will be faxed back to the end user which eliminates the need for further action by the end user and the support staff.

  The Company includes an installation disk with many NewCom products that detects and reports back to the user which interrupts, DMA channels and COM ports are available to the user when installing the product. Management believes this software reduces the number of potential installation problems and makes the Company's products more user friendly.

COMPETITION

  The Company has experienced a tremendous amount of competition in the PC communication and multimedia products industry. In the communication products market, the Company's direct U.S. competitors include Zoom Telephonic, Cardinal Technology, Boca Research, Best Data, Hayes Microcomputers, U.S Robotics and MicroCom. Potential overseas competitors in this market, such as Aski, GVC and WiseCom, are primarily from the Far East and generally do not compete in NewCom's retail market but instead focus on supplying large OEM's. In the multimedia products market, the Company's direct competitors include Creative Laboratory Ltd., Aztec Systems Ltd., Diamond Technology, Inc. and Pinnacle Micro.

  Many of the Company's current and potential competitors have a significantly greater market presence, name recognition and financial and technical resources than the Company, and many have long standing market positions and established brand names in their respective markets. While the Company believes that its semiconductor vendor flexibility enables it to select from among the most advanced components available, the captive semiconductor supplies of certain of the Company's current and potential competitors can provide them with greater control over component design, availability and cost. NewCom believes that certain of its current and potential competitors compete in their markets largely on the basis of price, which may result in significant price competition and lower margins for the Company's products or otherwise affect the market for the Company's products. In addition, the PC communication and multimedia industries have been marked by consolidations in recent periods, with a number of firms suffering significant operating losses and, in certain cases, cessation of business. Given the Company's concentration in these markets, there can be no assurance that the volatility and intense competitive pressure of the market will not adversely affect the Company's operations in the future. See "Risk Factors--Competition."

  The Company seeks to differentiate itself through the quality of its products and the level of its support and service. The Company designs its products for high reliability, good price value, compatibility with existing and emerging industry standards, and up to date product features and performance. NewCom has attempted to establish brand name recognition through periodic advertising on prime time television and through print advertising in major trade magazines and periodicals. To assure compatibility with multiple PC's, the Company performs extensive testing on its products.

  The market for the Company's products is characterized by rapidly changing technology, short product life cycles, and evolving industry standards. The Company believes that its future success will depend upon its ability to continually enhance its existing products and to introduce new products on a timely basis. Accordingly, the Company intends to continue to make investments in product and technological development.

PERSONNEL

  As of June 30, 1997, NewCom employed 76 full-time employees. From time to time, the Company also hires temporary employees. The Company's employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.

FACILITIES

  The Company's headquarters are located in a 33,000 square foot facility in Westlake Village, California, currently leased by Aura pursuant to an assignable lease expiring in May 2000. Aura has agreed to assign the lease for this facility to the Company. The landlord of the facility has orally approved the lease assignment on terms acceptable to the Company and management anticipates completing the assignment as soon as practicable following this Offering. The Company believes that its current facilities, together with certain additional warehouse and assembly facilities the Company intends to lease in Fall 1997, will be adequate for the next 12 months. Although management believes that such additional facilities will be available in the future as needed on commercially reasonable terms, the Company has not entered into any written or otherwise binding lease agreement regarding such additional facilities and there can be no assurance the Company will enter into any such agreements to lease additional facilities in the fall of 1997. The Company has not at this time definitely determined any specific properties it intends to lease as additional facilities. Except for its Westlake Village facility, the Company does not intend to lease or sublease any of its current or future facilities from an affiliate of the Company.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The directors, executive officers and key employees of the Company are as follows:

  NAME                      AGE                    POSITION
  ----                      ---                    --------
Sultan W. Khan.............  52 Chief Executive Officer, President and Director
Asif M. Khan(1)............  52 Executive Vice President and Director
Steven C. Veen(2)..........  41 Chief Financial Officer and Director
Michael I. Froch...........  35 Secretary and Director
David W. Harralson(3)......  56 Director of Engineering
Sonia Kiarashi(3)..........  38 Director of Marketing and Sales
Zane R. Alsabery(2)........  40 Director
James M. Curran(1)(2)......  47 Director
Gerald S. Papazian(1)......  42 Director
Alexander Remington(1).....  40 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Not an executive officer position.

  Sultan W. Khan has been President and Chief Executive Officer of NewCom since September 1994. From June to September 1994, Mr. Khan was employed by Aura to perform special projects. Prior to joining Aura, Mr. Khan was a founder and President of Nuvo Corporation of America, Inc ("Nuvo"), a developer, manufacturer and marketer of PC peripheral products. In addition, he founded Computer Peripherals, Inc. which under his leadership grew into a multi-million dollar sales company and an industry leader in modem communication products. Prior to Computer Peripherals, Mr. Khan was employed by Texas Instruments and, prior thereto, by Data Products, where he was responsible for developing a high speed band printer family of products. Mr. Khan received his B.S. in electrical engineering at Cal Polytechnic Institute, San Luis Obispo, and a M.B.A. at Cal Lutheran College.

  Asif M. Khan has been Executive Vice President of NewCom since September 1994. From June to September 1994, Mr. Khan was employed by Aura to perform special projects. Prior to joining Aura from April 1990 through May 1994, Mr. Khan served as Executive Vice President of Nuvo. Mr. Khan received his B.S. in electrical engineering at West Coast University, Los Angeles, his B.S. in physics and mathematics at Karachi University, Pakistan, and an M.B.A. at the University of California at Los Angeles.

  Steven C. Veen, a Certified Public Accountant, has been Chief Financial Officer since June 1997. He joined Aura as its Controller in December 1992 and became its Chief Financial Officer in March 1994, which position he currently holds. Prior to that, Mr. Veen practiced for over twelve years in varying capacities in the public accounting profession. In particular, Mr. Veen served from 1983 to December 1992 with Muller, King, Black, Mathys & Acker, Certified Public Accountants. He received a B.A. in accounting from Michigan State University in 1981.

  Michael I. Froch has been Secretary and a Director of NewCom, Inc. since June 1997. From July 1994 through February 1997, Mr. Froch served as Corporate Attorney at Aura, following which he was appointed as Aura's General Corporate Counsel and Secretary. From 1991 through 1994, Mr. Froch was engaged in private law practice in California. Mr. Froch is admitted to the California and District of Columbia bars. He received his Juris Doctor degree from Santa Clara University School of Law in 1989 and his A.B. Degree from the University of California, Berkeley in 1984.

  David W. Harralson has been the Director of Engineering for NewCom since January 1996. For the fifteen year period prior to his employment at NewCom, Mr. Harralson owned his own software design company, Mephistopheles Systems Design. Mr. Harralson has enjoyed a career of more than 30 years in military, aerospace, space, commercial and consulting activities. Mr. Harralson received his B.A. in mathematics from California State University at Northridge.

  Sonia Kiarashi has been the Director of Marketing and Sales for NewCom since August 1995 and, prior thereto, served as NewCom's National Sales, Marketing and Business Manager since September 1994. From June to September 1994, Ms. Kiarashi was employed by Aura to perform special projects. Prior to joining Aura, she was employed by Nuvo for several years in the capacity of Sales and Marketing Manager for North and South America. Prior to that, she held various management positions at I.C.C., C.P.I. and other companies. Ms. Kiarashi graduated from the California State University at Fullerton with a B.A. in business administration with an emphasis in international marketing.

  Zane R. Alsabery has been a Director of NewCom since June 1997. From September 1994 to June 1997, Mr. Alsabery served as the Company's Vice President of Special Projects. Prior to joining the Company, from June to September 1994, he was employed by Aura. From April 1984 to June 1994, Mr. Alsabery served in several full time positions at Interstate Recruiters Corporation, most recently as Vice President of Corporate Accounts, where he managed Interstate's management consulting efforts in the high technology and computer-related industries. Prior to Interstate, Mr. Alsabery served as the Manager of multi-user system sales at Marcey, Inc. and as a sales representative at Compal Computer Systems. He received his B.A. in economics from the University of California, Los Angeles in 1979.

  James M. Curran has been a Director of NewCom since June 1997. From August 1996 until the present, Mr. Curran has served as an independent business consultant. From May 1995 to August 1996 he served as Executive Vice President, Information Products and Systems, of Visa International. Prior thereto, Mr. Curran was employed by International Business Machine Corporation for 22 years, where he most recently served as a Division Director, Software Solutions Division. He received his B.A. in philosophy from Cathedral College Seminary in New York in 1972.

  Gerald S. Papazian has been a Director of the Company since June 1997. He joined Aura in August 1988 and currently serves as Aura's President and Chief Operating Officer. Previously, Mr. Papazian worked at Bear Stearns & Co., an investment banking firm, where he served from 1986 as Vice President, Corporate Finance in the Investment Banking Division. Prior to joining Bear Stearns, Mr. Papazian was an associate attorney in the law firm of Stroock & Stroock & Lavan. Mr. Papazian received his B.A. in economics from the University of Southern California in 1977 and a J.D./M.B.A. from the University of California, Los Angeles, 1981.

  Alexander Remington has been a director of NewCom since June 1997. Mr. Remington is Chief Executive Officer of Micro Equipment Corporation ("M.E.C."), which he founded in 1983. M.E.C. is a distributor and manufacturer of computer and peripherals products in the U.S. and worldwide. Prior to 1983, Mr. Remington worked for First Financial Management Corporation for one half year, during which time he started and managed the Micro Computer division. Mr. Remington holds a Master of Science degree in Information Computer Science
(ICS).

  The bylaws of the Company provide that the authorized number of directors shall be determined from time to time by resolution of the Board of Directors. The current number of directors is eight. The directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. If requested by the Representative at any time within 48 months following the Closing Date, the Company has agreed, within 30 days of such request, to nominate and use its best efforts to elect two designees of the Representative as directors of the Company or, at the Representative's option, a non-voting advisor to the Company's Board of Directors. If the Representative requests the inclusion of designees, this request shall be satisfied by a resolution of the Board of Directors increasing the authorized number of directors to accommodate the designees and then appointing such designees to fill the newly created vacancies. In addition, Aura has agreed to vote all shares of the Company's Common Stock owned by it for said nominees. Each such designee may be a director of the Representative. To date, the persons to be designated by the Representative have not been identified. See "Underwriting."

  Directors do not receive any fees for service on the Board of Directors or any Committee thereof. Directors are reimbursed for their expenses for each meeting attended. Directors are eligible to participate in the Company's Stock Plan described below, although as of the date of this Prospectus, no options have been granted to non-employee directors.

  Each officer of the Company serves at the discretion of the Board of Directors. There is no family relationship between Sultan W. Khan and Asif M. Khan or among any other directors, officers or key employees of the Company.

  In April 1994 a petition under the federal bankruptcy laws was filed against Nuvo which ultimately resulted in the Chapter 7 dissolution and winding-up of Nuvo and the liquidation of its business assets in September 1994. At the time these bankruptcy proceedings commenced, Sultan W. Khan, the Company's Chief Executive Officer, President and a Director, was president of Nuvo, and Asif
M. Khan, the Company's Executive Vice President and a Director, was vice president of Nuvo.

  In October 1996, the Commission issued an order (Securities Act Release No.
7352) instituting an administrative proceeding against Aura and two individual parties. The proceeding was settled on consent of all the parties, without admitting or denying any of the Commission's findings. In its order, the Commission found that Aura and the others violated the reporting, recordkeeping and anti-fraud provisions of the securities laws in 1993 and 1994 in connection with its reporting on two transactions in reports previously filed with the Commission. The Commission's order directs that each party cease and desist from committing or causing any future violation of these provisions.

EXECUTIVE COMPENSATION

  The following table summarizes all compensation paid to the Company's Chief Executive Officer and to each of the Company's two other most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000 (the "Named Executive Officers"), for services rendered in all capacities to the Company and Aura during Fiscal 1997, 1996 and 1995. No other executive officer of the Company earned compensation in excess of $100,000 in each of these periods.

                          SUMMARY COMPENSATION TABLE

                                                     LONG-TERM
                                                    COMPENSATION
                                                    ------------
                                                       AWARDS
                                                    ------------
                                ANNUAL COMPENSATION  SECURITIES
        NAME AND         FISCAL -------------------  UNDERLYING      ALL OTHER
 PRINCIPAL POSITION(1)    YEAR     SALARY($)(2)      OPTIONS(#)  COMPENSATION($)(3)
 ---------------------   ------ ------------------- ------------ ------------------
Sultan W. Khan..........  1997        136,528             --           1,976
 Chief Executive Officer  1996        127,783             --             --
 and President(4)         1995         84,527             --             --
Asif M. Khan............  1997        136,528             --           1,431
 Executive Vice
 President(4)             1996        127,783             --             --
                          1995         84,527             --             --
Steven C. Veen..........  1997        144,749             --           1,889
 Vice President of
 Finance,                 1996        121,501          25,000(6)       1,701
 Chief Financial
 Officer(5)               1995         84,035             --           1,179

--------
(1) The Company has not entered into, and does not currently contemplate entering into, any employment contracts or compensation agreements with any of its executive officers.
(2) Includes amounts deferred by each individual under the 401(k) Plan of the Company or Aura, as applicable. No bonuses were paid to any such individuals during the periods identified.
(3) Such compensation consists of total matching contributions made by Aura to the plan account of each individual pursuant to Aura's 401(k) Plan.
(4) All compensation amounts were paid by the Company except $29,076 paid by Aura through August 26, 1994.
(5) All compensation amounts were paid by Aura.
(6) Reflects options to acquire shares of Aura common stock, granted in January 1996, having a term of 10 years, with an exercise price of $5.06 per share, vesting at a rate of 20% on each anniversary of the date of grant.

  No options to acquire shares of Common Stock of the Company were granted or exercised during the Company's fiscal year ended February 28, 1997.

STOCK INCENTIVE PLAN

  In June 1997 the Company's Board of Directors adopted the Company's 1997 Stock Incentive Plan (the "Stock Plan"). A total of 1,008,000 shares of Common Stock are currently reserved for issuance under the Stock Plan pursuant to the direct award or sale of shares or the exercise of options granted under the Stock Plan. If any option granted under the Stock Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants.

  Under the Stock Plan, all employees (including officers) and directors of the Company or any subsidiary and any independent contractor or advisor who performs services for the Company or a subsidiary are eligible to purchase shares of Common Stock and to receive awards of shares or grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options ("ISOs") intended to qualify under Section 422A of the Internal Revenue Code of 1986, as amended ("Code"). The Stock Plan is administered by a committee of the Board of Directors of the Company, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes other terms and conditions, including the type of consideration to be paid to the Company upon sale or exercise and vesting schedules, in connection with each sale, award or grant.

  The exercise price under the nonstatutory options generally must be at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the Common Stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of the Company, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO granted to a holder of more than 10% of the voting power of the Company cannot exceed five years. Options generally expire not later than ninety days following a termination of employment or six months following the optionee's death or permanent disability. The purchase price of shares sold under the Stock Plan generally must be at least 85% of the fair market value of the Common Stock and, in the case of a holder of more than 10% of the voting power of the Company, not less than 110% of such fair market value. Under the Stock Plan, options granted pursuant to the Stock Plan will generally vest over a period of five years, at a rate of 20% on each anniversary of the date of grant. Options granted to the Named Executive Officers vest over a period of four years, at a rate of 25% on each anniversary of the date of grant.

  Effective June 1, 1997, the Company granted options to purchase an aggregate of 548,375 shares of Common Stock at an exercise price of $7.98 per share (giving effect to the Recapitalization). Options granted to the Company's directors, the Named Executive Officers, and all directors and executive officers as a group included the following: Sultan W. Khan, CEO, President and Director, 193,316 shares; Asif M. Khan, Executive Vice President and Director, 193,316 shares; Zane R. Alsabery, Director, 35,106 shares; and all directors and executive officers as a group, 421,738 shares. A total of 459,625 shares of Common Stock are available for future issuance under the Stock Plan. Pursuant to the Underwriting Agreement, the Company has agreed that, for a period of one year following the date of this Prospectus, the Company will not grant any additional options under the Stock Plan at an exercise price less than the initial public offering price of the Common Shares, without the Representative's prior consent which may be withheld in its sole discretion.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law ("Delaware Law"). The Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares of the Company entitled to vote in the election of directors, voting as one class.

  The Company's Certificate of Incorporation and Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law. The Company has entered into separate indemnification agreements with its directors that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

                RELATIONSHIP WITH AURA AND CERTAIN TRANSACTIONS

PRINCIPAL STOCKHOLDER; CONTROL OF THE COMPANY

  Prior to the Offering, Aura owned approximately 94% of the then-outstanding shares of Common Stock of the Company. Upon completion of the Offering, Aura will own approximately 75% of the outstanding Common Stock (approximately 72% if the Underwriters' Over-allotment Option is exercised in full). For as long as Aura continues to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of the Company, Aura will be able, among other things, to determine any corporate action requiring approval of holders of Common Stock representing a majority of the combined voting power of the Common Stock, including the election of the entire Board of Directors of the Company, without the consent of the other stockholders of the Company. In addition, through its control of the Board of Directors and beneficial ownership of Common Stock, Aura will be able to control certain decisions including decisions with respect to the Company's dividend policy, the Company's access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company and any change in control of the Company.

  Except for the limited activities described below under "Arrangements and Transactions with Aura Systems, Inc.," the Company will be operated as a company independent of Aura. The Company believes that, in the event of an insolvency, bankruptcy or receivership proceeding involving Aura, a court, exercising reasonable judgment after full consideration of all relevant factors, would not order the substantive consolidation of the assets and liabilities of the Company with Aura.

  Other than pursuant to (i) the Underwriting Agreement, in which Aura has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) owned by it for a period of one year following the date of this Prospectus without the prior written consent of the Representative, (ii) the Redemption Option Agreement (described below), and
(iii) the Aura Rights Agreement (described below), Aura has no agreement with the Company not to sell or distribute the outstanding shares of Common Stock it holds. There can be no assurance concerning the period of time during which time Aura will maintain its ownership of the Common Stock.

  The Company's Restated Certificate contains provisions relating to competition by Aura with the Company, potential conflicts of interest that may arise between the Company and Aura, the allocation of business opportunities that may be suitable for either Aura or the Company and the approval of transactions between the Company and Aura. The Company's Restated Certificate also limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporations Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

ARRANGEMENTS AND TRANSACTIONS WITH AURA SYSTEMS, INC.

  The Company and Aura have entered into agreements for the purpose of defining their ongoing relationships, the material terms of which are summarized below. These agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. It is the intention of the Company and Aura that such agreements and the transactions provided for therein, taken as a whole, are fair to both parties, while continuing certain mutually beneficial arrangements. However, there can be no assurance that each of such agreements, or the transactions provided for therein, have been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

  Additional or modified arrangements and transactions may be entered into by the Company, Aura and its subsidiaries after completion of the Offering. Any such future arrangements and transactions will be determined through negotiation between the Company and Aura, and it is possible that conflicts of interest will be involved. The Audit Committee of the Board of Directors of the Company, a majority of whose members consist of directors independent of both management and Aura, must independently approve all transactions by and between the Company and Aura.

  The following is a summary of certain arrangements and transactions between the Company and Aura. The descriptions of agreements set forth below are intended to be summaries and, while material terms of the agreements are set forth herein, the descriptions are qualified in their entirety by reference to the relevant agreements filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  Underwriting Agreement. Pursuant to the Underwriting Agreement to be executed by and between the Representative, as representative of the several Underwriters, Aura and the Company, the Company and Aura have granted the Underwriters the Underwriters' Over-allotment Option to purchase up to 300,000 additional Units on the same terms set forth herein, solely for the purpose of covering over-allotments, if any. The Common Shares included in such additional Units will be offered by Aura and the Warrants included in such additional Units will be offered by the Company.

  Aura Rights Agreement. Prior to the completion of this Offering, the Company and Aura will enter into the Aura Rights Agreement, pursuant to which Aura can require the Company to register, at the Company's expense, all of the Common Stock held by Aura, with 3.0 million shares subject to such rights commencing one year from the date of this Prospectus and the balance of such shares registrable one year thereafter.

  Noncompetition Agreement. Pursuant to the Noncompetition Agreement, Aura has covenanted, for a period of three years from the Closing Date, not to compete with the Company in the design, manufacture, sale or marketing of PC modem and certain multimedia products and to provide the Company with an exclusive, fully paid, royalty free, worldwide license, irrevocable during such three-year period, to make, use and sell any such competitive products developed or offered by Aura within such period. Except as set forth in the Noncompetition Agreement, Aura is not restricted from competing with the Company.

  Redemption Option Agreement. Prior to the completion of the Offering, the Company and Aura will enter into a Redemption Option Agreement, pursuant to which Aura can require the Company, solely at Aura's option, to apply up to 70% of the net proceeds the Company receives from the exercise of the Warrants to redeem shares of Common Stock held by Aura at the Warrant exercise price.

  Tax Sharing Agreement. In general, the Company will be included in Aura's consolidated group for federal income tax purposes for so long as Aura beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, the Company could be liable for any federal tax incurred during a taxable period for which the Company is included in Aura's consolidated group, if such tax liability is not discharged. However, pursuant to the Tax Sharing Agreement (defined below), Aura has agreed to indemnify and hold harmless the Company for any penalties and interest in respect of any tax liability attributable to the Aura consolidated group incurred on or before the date upon which Aura will own less than 80% of the outstanding Common Stock (the "Deconsolidation Date"). After the Deconsolidation Date, the Company will not file a federal consolidated return with Aura. It is expected that the Company will continue to file California combined reports with Aura for periods ending after the Deconsolidation Date. Prior to the completion of the Offering, the Company and Aura plan to enter into a tax sharing agreement (the "Tax Sharing Agreement") pursuant to which, during the period from June 1, 1997 up to and including the Deconsolidation Date, the Company will not be required to reimburse Aura for any amounts of federal income taxes that the Company would have been required to pay if the Company were to file its own federal income tax return and was not part of Aura's consolidated group. Any amount not required to reimbursed will be recorded by the Company as an additional capital contribution by Aura effective as of the Deconsolidation Date.

  Corporate Services Agreement. The Company historically has been allocated expenses of various administrative services provided by Aura. The costs of such services were not directly attributable to a specific division or subsidiary and primarily included general corporate overhead such as accounting and cash management services, human resources, internal audit and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of each division or subsidiary, which management believes was a reasonable method of allocation. The allocations of expense for Fiscal 1995, 1996 and 1997 were $80,000, $120,000 and $120,000, respectively.

  Prior to the completion of the Offering, the Company and Aura will enter into a corporate services agreement (the "Corporate Services Agreement") pursuant to which Aura will continue to provide to the Company on an interim basis certain routine and ordinary corporate services, including financial, insurance accounting, employee benefits, payroll, tax and legal services. The cash assets of the Company will not be commingled with those of Aura. For these services, the Company will be assessed a fee of $50,000 per month, payable on a monthly basis. With respect to matters covered by the Corporate Services Agreement, the relationship between Aura and the Company is intended to continue in a manner generally consistent with past practices. The Company believes that the charges under the Corporate Services Agreement are reasonable. The initial term of this agreement will be six months. Thereafter, the agreement will expire unless extended by mutual agreement of the parties. The agreement may be terminated by either party upon 60 days' prior written notice.

  Sublease Agreement. The Company currently subleases from Aura its principal operating facilities in Westlake Village, California. In Fiscal 1997, the Company made lease payments of $191,013 under the sublease, which payments were made, with Aura's consent, directly to the landlord, and property tax payments of $7,956.

  Each of the Noncompetition Agreement, Redemption Option Agreement, Tax Sharing Agreement, Corporate Services Agreement, Sublease Agreement and Aura Rights Agreement are hereinafter collectively referred to as the "Intercompany Agreements."

RECENT SALES OF SECURITIES TO AFFILIATES

  In connection with the formation of the Company, in June 1994 the Company sold 935.35 shares of Common Stock to Aura and in September 1994 the Company issued 64.65 shares to other individuals. Upon giving effect to the Stock Split these 1,000 shares will be converted into 7,578,947 shares. See "Description of Securities--Registration Rights."

  In June 1997, incentive stock options to purchase Common Stock of the Company were granted to certain of the directors, executive officers and key employees of the Company as follows: Sultan W. Khan, Chief Executive Officer and President of the Company, 193,316 shares; Asif M. Khan, Executive Vice President of the Company, 193,316 shares; Zane R. Alsabery, a Director of the Company, 35,106 shares; and Sonia Kiarashi, Director of Marketing and Sales of the Company, 50,154 shares. The exercise price of such options was $7.98 per share, the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. The options are subject to vesting over a four-year period at a rate of 25% on each anniversary of the date of grant.

RELATED PARTY TRANSACTIONS

  Since inception, the Company has financed its operations through loans from Aura. The outstanding balances payable to Aura at Fiscal 1995, 1996 and 1997 year-end and at May 31, 1997 were $1.2 million, $20.2 million, $17.2 million and $25.5 million, respectively. Intercompany interest expense, included in the outstanding balance at Fiscal 1996 and Fiscal 1997 year-end and at May 31, 1997, was $1.2 million, $1.1 million, and approximately $0.4 million, respectively, and was charged at the rate of 9%, 8% and 8%, respectively, per annum. No interest was charged to the Company on intercompany indebtedness during Fiscal 1995. Effective March 1, 1996, Aura contributed $9.0 million of the Company's indebtedness to Aura as additional paid-in capital, thereby reducing the amount reflected in "Due to Aura." Subsequent to Fiscal 1997, the Company notified its commercial lender that it was replacing the facility with a different lender. As a result, the commercial lender discontinued advancing funds under the line and Aura agreed to finance the Company's working capital requirements until the replacement commercial line was put in place. Between March 1, 1997 and May 31, 1997, Aura advanced $8.3 million to the Company; this amount was repaid in June 1997 when the new commercial line of credit was put into effect with borrowings under the new line and cash on hand. Immediately prior to the Closing Date, Aura will effectuate the Conversion whereby $4.0 million in intercompany indebtedness will be converted into 421,053 Shares of Common Stock. All remaining intercompany debt will be evidenced by an unsecured promissory note from the Company to Aura due and payable in full in September 1998. The promissory note will bear interest at the rate of 9% per annum and will have no prepayment penalty.

  In Fiscal 1997, the Company purchased speaker components from Aura for use in NewCom's multimedia kit products, for which Aura received $543,719.

  Alexander Remington, a director of the Company, founded and currently serves as Chief Executive Officer of Micro Equipment Corporation ("M.E.C.") and is the controlling shareholder of C'More, Inc. M.E.C. and C'More, Inc. purchased certain product from the Company in the aggregate amount of $6.1 million through Fiscal 1997. There were no such purchases in the first quarter of Fiscal 1998. The stated terms of the purchases were payment 30 days from the date of shipment. At May 31, 1997, $3.7 million of the amount due to the Company from C'More, Inc. was over 90 days old; all of such amount had been paid by September 5, 1997.

  In addition, M.E.C. served as a supplier of products and components to the Company in the amount of $3.3 million and $12.5 million in the first quarter of Fiscal 1998 and in Fiscal 1997, respectively. The Company may continue to purchase products and components from M.E.C. in the future, generally consisting of those products and components included in the Company's communication and multimedia products currently offered and under development, although the Company is unable to specifically identify the products or components or amounts thereof that may be so purchased. Purchases from M.E.C. will only be made if they are approved by a majority of the Company's disinterested directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

  The Company currently subleases from Aura its facilities in Westlake Village, California. In Fiscal 1997, the Company made lease payments of $191,013 under the sublease, which payments were made, with Aura's consent, directly to the landlord, and property tax payments of $7,956.

  James M. Curran, a director of the Company, has served as a business sales consultant to Aura since March 1997. For his services, Mr. Curran has received $87,700 from Aura through June 30, 1997.

  The Company believes that the foregoing transactions were in its best interests. It is the Company's current policy, adopted in June 1997, that all transactions by the Company with officers, directors, 5% stockholders and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested independent directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company. Each of the Intercompany Agreements has been approved by a majority of the Company's disinterested directors in accordance with the foregoing policy.

  For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                            PRINCIPAL STOCKHOLDERS

OWNERSHIP OF NEWCOM STOCK

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock on a pro forma basis as of June 30, 1997, (i) by each person or entity known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Company's directors, (iii) by each executive officer of the Company named in the Summary Compensation Table and (iv) by all executive officers and directors of the Company as a group.

                                                        APPROXIMATE
                                 SHARES      PERCENTAGE BENEFICIALLY OWNED(1)
                              BENEFICIALLY   ---------------------------------
NAME AND ADDRESS OF OWNER       OWNED(1)     BEFORE OFFERING AFTER OFFERING(2)
-------------------------     ------------   --------------- -----------------
Aura Systems, Inc.(3)(4).....  7,510,021(5)         94%              75%(5)
Sultan W. Khan(3)(6).........    221,305             3%               2%
Asif M. Khan(3)(6)...........    221,305             3%               2%
Steven C. Veen(3)............         --            --               --
Michael I. Froch(3)..........         --            --               --
Zane R. Alsabery(3)(7).......     27,056             *                *
Gerald S. Papazian(3)........         --            --               --
Alexander Remington(3).......         --            --               --
James M. Curran(3)...........         --            --               --
All executive officers and
 directors as a group (8
 persons)....................    469,666           5.9%             4.7%

--------
 * Denotes less than 1%.
(1) Beneficial ownership is determined in accordance with rules of the Commission, and includes generally voting power and/or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable or exercisable within sixty days of the date of this Prospectus are deemed outstanding for computing the beneficial ownership percentage of the person holding such options but are not deemed outstanding for computing the beneficial ownership percentage of any other person. See "Management--Stock Incentive Plan." Except as indicated by footnote, to the knowledge of the Company, the persons named in the table above have the sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(2) Adjusted to give effect to the sale of 2,000,000 Units offered hereby. Assumes no exercise of the Warrants, Underwriters' Over-allotment Option, Representative's Option or any options under the Company's Stock Plan.
(3) c/o NewCom, Inc.; 31166 Via Colinas; Westlake Village, CA 91362
(4) May be deemed to be a parent or promoter of the Company, as those terms are defined in the Securities Act. Aura has agreed to vote all shares held by it for a period of forty eight (48) months following the completion of this Offering for the election to the Company's Board of Directors of two designees of the Representative reasonably acceptable to the Company. See "Underwriting."
(5) In the event the Underwriters' Over-allotment Option was exercised in full by the Representative in the Offering, Aura's resulting Shares Beneficially Owned and Approximate Percentage Beneficially Owned/After Offering would be 7,210,021 shares and 72%, respectively. In the event all of the Warrants issued in the Offering (including those included in the Underwriters' Over-allotment Option) were exercised and Aura elected to exercise in full its Redemption Option with respect thereto, Aura's resulting Shares Beneficially Owned/After Offering and Approximate Percentage Beneficially Owned would be 5,600,021 shares and 52%, respectively.
(6) Includes 221,305 shares of Common Stock issued and outstanding and held by Mr. Khan. Excludes 193,316 shares of Common Stock issuable pursuant to options, none of which are exercisable within sixty days of June 30, 1997.
(7) Includes 27,056 shares of Common Stock issued and outstanding and held by Mr. Alsabery. Excludes 35,106 shares of Common Stock issuable pursuant to options, none of which are exercisable within sixty days of June 30, 1997.

OWNERSHIP OF AURA STOCK

  The principal stockholder of the Company is Aura. The address of Aura is 2335 Alaska Avenue, El Segundo, California 90245. Prior to the completion of the Offering, Aura will own 7,510,021 shares of Common Stock, representing approximately 94% of the shares of Common Stock then outstanding. Under Delaware law, Aura is able, acting alone, to cause to be elected the entire Board of Directors of the Company and to control the vote on all matters submitted to a vote of the Company's stockholders, including extraordinary corporate transactions. Currently, the Company's Board of Directors is comprised entirely of designees of Aura and three of the Company's eight directors are also directors and/or officers of Aura. Upon completion of the Offering, Aura will own approximately 75% of the outstanding Common Stock of the Company (approximately 72% if the Underwriters' Over-allotment Option is exercised in full), and the Company will expand its Board of Directors to include two additional director positions.

  At June 30, 1997, the beneficial ownership of Aura common stock by the Company's directors, the Named Executive Officers, and all directors and executive officers as a group included the following: Sultan W. Khan, Chief Executive Officer, President and Director, 973 shares; Asif M. Khan, Executive Vice President and Director, 755 shares; Zane R. Alsabery, Director, 8 shares; Gerald S. Papazian, Director, 123,282 shares; Steven C. Veen, Chief Financial Officer and Director, 73,199 shares; Michael I. Froch, Secretary and Director, 15,362 shares; James M. Curran, Director, 0 shares; Alexander Remington, Director, 34,000 shares; and all directors and executive officers as a group (8 persons), 232,579 shares. To the Company's knowledge, the persons named above have sole voting and investment power with respect to all shares of Aura common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. None of the individual directors or the Named Executive Officers beneficially own 1.0% or more of outstanding shares of Aura capital stock. All of the Company's directors and the Named Executive Officers, collectively as a group, beneficially own less than 1.0% of such capital stock.

                           DESCRIPTION OF SECURITIES

  Upon the closing of the Offering, the authorized capital stock of the Company, after giving effect to the Recapitalization, will consist of 50,000,000 shares of Common Stock, $.001 par value per share and 5,000,000 shares of Preferred Stock, $.001 par value per share.

UNITS

  Each of the 2,000,000 Units offered hereby consists of one share of the Company's Common Stock, $.001 par value per share, and one Common Stock Purchase Warrant. Upon completion of the Offering, the Common Shares and Warrants comprising the Units will be immediately detachable and separately transferable. The Offering Price of $9.50 per Unit is allocated $9.40 to the Common Share and $.10 to the Warrant.

COMMON STOCK

  Upon giving effect to the Recapitalization and conversion, there will be 8,000,000 issued and outstanding shares of Common Stock. Immediately prior to the date of this Prospectus, Aura was the stockholder of record of 7,510,021 shares, or 94% of the Company. Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby, will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Certificate of Incorporation, and to issue options and warrants for the purchase of such shares, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. The above description concerning the Common Stock of the Company does not purport to be complete. Reference is made to the Company's Certificate of Incorporation and bylaws which are available for inspection upon proper notice at the Company's offices, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of stockholders.

  Prior to the Offering, there has been no market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market may adversely affect prevailing market prices, and may impair the Company's ability to raise capital at that time through the sale of its equity securities.

  Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Immediately following completion of the Offering (assuming no exercise of the Underwriters' Over-allotment Option), Aura will hold 75% of the outstanding shares of Common Stock.

PREFERRED STOCK

  There are currently no shares of Preferred Stock outstanding. Upon giving effect to the Certificate Amendment, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation, and could have the effect of delaying, deferring or preventing a change in the control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  There are currently no warrants issued by the Company outstanding. Upon consummation of the sale of Units offered hereby, assuming no exercise of the Underwriters' Over-allotment Option, 2,000,000 Warrants will be issued and outstanding. The initial offering price of the Warrants is $0.10 per Warrant. Upon completion of the Offering, the Common Shares and Warrants comprising the Units will be immediately detachable and separately transferable. See "Risk Factors."

  Each Warrant entitles the holder to purchase one share of Common Stock at $14.25, until that date which is five years from the date of this Prospectus, or September 15, 2002. The Common Stock underlying the Warrants will, upon exercise of the Warrants, be validly issued, fully paid and nonassessable. The Warrants are redeemable at the option of the Company for $.05 per Warrant, at any time after September 15, 1998, or at such earlier date as may be determined by the Representative, upon 30 days prior written notice, if the closing price of the Common Stock, as reported by the principal exchange on which the Common Stock is traded, equals or exceeds $19.00 per share for 20 consecutive trading days during the 30-day period preceding the date of the notice of redemption and at such time as there is a current effective registration statement covering the Common Stock underlying the Warrants. Upon 30 days prior written notice to all holders of the Warrants, the Company shall have the right to reduce the exercise price and/or extend the term of the Warrants.

  The Company will deliver Warrant certificates to the purchasers of Units representing one Warrant for each Unit purchased. Thereafter, Warrant certificates may be exchanged for new certificates of different denominations, and may be exercised or transferred by presenting them at the offices of the Transfer Agent. Holders of the Warrants may sell the Warrants if a market exists rather than exercise them, subject to the requirement that each Warrant may not trade separately from the Common Share to which it is attached without the consent of the Representative or the Company, as applicable. However, there can be no assurance that a market will develop or continue as to the Warrants or the Units. If the Company is unable to qualify its Common Stock underlying such Warrants for sale in certain states, holders of the Company's Warrants in those states will have no choice but to either sell such Warrants (or the Units of which they are a part) or allow such Warrants to expire.

  Each Warrant may be exercised by surrendering the Warrant certificate, with the form of election to purchase on the reverse side of the Warrant certificate properly completed and executed, together with payment of the exercise price to the Warrant Agent. The Warrants may be exercised in whole or from time to time in part. If less than all of the Warrants evidenced by a Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining number of Warrants.

  Holders of the Warrants are protected against dilution of the equity interest represented by the underlying shares of Common Stock upon the occurrence of certain events, including, but not limited to, issuance of stock dividends. If the Company merges, reorganizes or is acquired in such a way as to terminate the Warrants, the Warrants may be exercised immediately prior to such action. In the event of liquidation, dissolution or winding up of the Company, holders of the Warrants are not entitled to participate in the Company's assets.

  For the life of the Warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Common Stock of the Company. The exercise of the Warrants will result in the dilution of the then book value of the Common Stock of the Company held by the public investors and would result in a dilution of their percentage ownership of the Company. The terms upon which the Company may obtain additional capital may be adversely affected through the period that the Warrants remain exercisable. The holders of these Warrants may be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain equity capital on terms more favorable than those provided for by the Warrants. See "Risk Factors--Future Issuances of Stock by the Company Without Stockholder Approval."

  The Warrants can only be exercised when there is a current effective registration statement covering the shares of Common Stock underlying the Warrants. If the Company does not or is unable to maintain a current effective registration statement, the Warrant holders will be unable to exercise the Warrants and the Warrants may become valueless. Moreover, if the shares of Common Stock underlying the Warrants are not registered or qualified for sale in the state in which a Warrant holder resides, such holder might not be permitted to exercise the Warrants. See "Risk Factors--Current Prospectus and State Blue Sky Registration Requirements to Exercise Warrants."

  In the event that the Warrants are called for redemption, the Warrant holders may not be able to exercise their Warrants in the event that the Company has not updated this Prospectus in accordance with the requirements of the Act or these securities have not been qualified for sale under the laws of the state where the Warrant holder resides. See "Risk Factors--Current Prospectus and State Blue Sky Registration Requirements to Exercise Warrants." In addition, in the event that the Warrants have been called for redemption, such call for redemption could require the Warrant holder to either (i) assuming the necessary updating to the Prospectus and state blue sky qualifications have been effected, exercise the Warrants and pay the exercise price at a time when, in the event of a decrease in market price from the period preceding the issuance of the call for redemption, it may be less than advantageous economically to do so, or (ii) accept the redemption price, which, in the event of an increase in the price of the stock, could be substantially less than the market value thereof at the time of redemption. See "Risk Factors--Warrants Subject to Redemption."

OPTIONS

  As of the date hereof, options to purchase an aggregate of 548,375 shares of Common Stock have been granted and are outstanding. Options to purchase an aggregate of 459,625 shares of the Company are reserved for future issuance under the Stock Plan. See "Management--Stock Incentive Plan." Shares of Common Stock received upon the exercise of such options are subject to the provisions of Commission Rule 144.

REPRESENTATIVE'S OPTION

  At the closing of this offering, the Company has agreed to sell to the Representative, for an aggregate purchase price of $200, a warrant (the "Representative's Option") to purchase up to 200,000 Units (each Unit consisting of one share of Common Stock and one Warrant, each identical to the Common Shares and Warrants offered hereby). The Representative's Option will be exercisable for a period of four years commencing September 15, 1998 at $13.78 per Unit and will contain customary antidilution provisions. The Representative's Option will be restricted from sale, assignment, transfer or hypothecation prior to its exercise date except to officers of the Representative and members of the selling group and officers and partners thereof.

REGISTRATION RIGHTS

  Representative's Option. The Representative's Option to acquire up to 200,000 Units contains certain registration rights under the Securities Act relating to the shares of Common Stock and Warrants included in the Units underlying the Representative's Option and the shares of Common Stock issuable upon exercise of the Warrants included in such Units (collectively, the "Representative Shares"). Under the terms of the Representative's Option, the Company is obligated to register all or part of the Representative Shares if it receives a request to do so by the holders owning or entitled to purchase a majority of the Representative Shares, provided that the request is made 12 months after the date of this Prospectus. The Representative's Option provides for one such request, at the Company's expense. The demand registration right contained in the Representative's Option will expire five years from the date of this Prospectus. In addition, if the Company proposes to register any of its securities under the Securities Act for its own account, holders of the Representative's Option or Representative Shares are entitled to notice of such registration and the Company is obligated to use all reasonable efforts to cause the Representative Shares to be included, provided that the underwriter of any such offering shall have the right to limit the number of shares included in the registration. The Company is responsible for all expenses incurred in connection with any such piggyback registration of the Representative Shares. The piggyback registration rights contained in the Representative's Option will expire no later than five years from the date of this Prospectus. The exercise of such registration rights by the Representative may result in dilution in the interests in the Company of then-present stockholders, hinder efforts by the Company to arrange future financings of the Company and/or have an adverse effect on the market price of the Company's Common Stock and Warrants. See "Underwriting."

  Aura Rights Agreement. Pursuant to the Aura Rights Agreement, Aura, or its permitted transferee, is entitled to certain demand and incidental registration rights with respect to the shares of Common Stock Aura will hold upon completion of the Offering (the "Registrable Securities"), subject to certain customary limitations. One year after the date of this Prospectus, Aura will be entitled to request that the Company file a registration statement under the Securities Act covering the resale of some or all of its Registrable Securities, provided that during the first year following the commencement of such rights Aura will not be permitted to cause more than 3,000,000 Registrable Securities to be so registered. The Company is required to bear all costs associated with such registration. In addition, commencing one year following the date of this Prospectus, whenever the Company proposes to register any of its securities under the Securities Act, for its own account or that of any other stockholder, holders of Registrable Securities are entitled, subject to certain restrictions (including the 3,000,000 shares limitation during the first year such rights are in effect and customary underwriters' "cutback" limitations), to include their Registrable Securities in such registration. Subject to certain limitations, the holders of Registrable Securities may also require the Company to register such shares on Form S-3 no more than once every 12 months (commencing on the first anniversary of the date of this Prospectus), provided that the anticipated aggregate proceeds would exceed $1.0 million. The Company is required to bear all registration and selling expenses (other than underwriters' discounts and commissions and the fees of more than a single special counsel to the selling Stockholders) in connection with the registration of Registrable Securities in one demand registration, two piggy-back registrations and all Form S-3 registrations. Registration rights under the Aura Rights Agreement may be transferred to an assignee or transferee provided that such assignee or transferee acquires at least 500,000 Registrable Securities held by the transferring holder.

These registration rights may be amended or waived (either generally or in a particular instance) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. The registration rights granted under the Aura Rights Agreement shall not be exercisable by a holder during the period in which the holder may sell all of the holder's shares under Rule 144 or Rule 144A during a single 90-day period.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  Certificate of Incorporation and Bylaws. The Company's Amended and Restated Certificate of Incorporation ("Restated Certificate") and Bylaws require the Company to indemnify the current and former directors and officers of the Company, and permit the Company to indemnify any current or former employee or agent of the Company, to the fullest extent permitted by law. The Restated Certificate eliminates a director's liability for monetary damages for conduct as a director, unless the elimination of liability is prohibited by the Delaware General Corporation Law, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or knowing violation of law. These provisions do not eliminate a director's duty of care. Moreover, the provisions do not eliminate or limit a director's liability for violation of certain laws, including federal securities laws. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as directors and officers.

  Under the Restated Certificate, the Board of Directors has the power to authorize the issuance of up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of the Common Stock. These provisions of the Restated Certificate could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions, however, could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

  The Restated Certificate provides that the Company's Bylaws may be repealed or amended only by a two-thirds vote of the Board of Directors or a two-thirds stockholder vote. Further, the Restated Certificate requires that all stockholder action be taken at a stockholders' meeting. In addition, those provisions of the Restated Certificate may only be amended or repealed by the holders of at least two-thirds of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class. The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "--Preferred Stock," may have the effect of deterring a hostile takeover or delaying a change in control or management of the Company. See "Risk Factors--Effect of Anti-takeover Provisions."

  Delaware Takeover Statute. The Company is subject to section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

  The Restated Certificate provides that any person purchasing or acquiring an interest in shares of capital stock of the Company is deemed to have consented to the following provisions relating to intercompany agreements and to transactions with interested parties and corporate opportunities. The corporate charter of Aura does not include comparable provisions relating to intercompany agreements, transactions with interested parties or corporate opportunities.

  Transactions With Interested Parties. The Restated Certificate provides that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Company and Aura or any Related Entity (as such terms are defined below) or between the Company and any director or officer of the Company, Aura or any Related Entity shall be void or voidable solely for the reason that Aura, a Related Entity or any one or more of the officers or directors of the Company, Aura or any Related Entity are parties thereto, or solely because of any such directors or officers are present at, participate in or vote with respect to the authorization of such contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof). Further, the Restated Certificate provides that neither Aura nor any officer or director thereof or of any Related Entity shall be liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that Aura or an officer or director thereof or of such Related Entity in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Aura or such Related Entity and the Company. No vote cast or other action taken by any person who is an officer, director or other representative of Aura or such Related Entity, which vote is cast or action is taken by such person in his capacity as a director of the Company, shall constitute an action of or the exercise of a right by or a consent of Aura, such subsidiary or Related Entity for the purpose of any such agreement or contract. For purposes of the foregoing, the "Company" and "Aura" include all corporations and other entities in which the Company or Aura, as the case may be, owns 50% or more of the outstanding voting stock, and "Related Entity" means one or more corporations or other entities in which one or more of the directors of the Company have a direct or indirect financial interest.

  Competition by Aura with the Company; Corporate Opportunities. The Restated Certificate provides that except as Aura may otherwise agree in writing:

    (i) neither Aura nor any subsidiary of Aura (other than the Company) shall have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company; and

    (ii) neither Aura nor any subsidiary (other than the Company), officer or director thereof will be liable to the Company or to its stockholders for breach of any fiduciary duty by reason of any such activities or of such person's participation therein.

  The Restated Certificate also provides that if Aura or any subsidiary of Aura (other than the Company) acquires knowledge of a potential transaction or matter which may be a corporate opportunity both for Aura or such subsidiary and for the Company, except as Aura may otherwise agree in writing, neither Aura nor such subsidiary (nor the officers and directors of either thereof) shall have a duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of fiduciary duty as a stockholder of the Company or controlling person of a stockholder by reason of the fact that Aura or such subsidiary pursues or acquires such opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

  Further, the Restated Certificate provides that, except as Aura may otherwise agree in writing, in the event that a director, officer or employee of the Company who is also a director, officer or employee of Aura acquires knowledge of a potential transaction or mater that may be a corporate opportunity both for the Company and Aura (whether such potential transaction or mater is proposed by a third party or is conceived by such director, officer or employee of the Company), such director, officer or employee shall be entitled to offer such corporate opportunity to the Company or Aura as such director, officer or employee deems appropriate under the circumstances in his or her sole discretion, and no such director, officer or employee shall be liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that (i) such director, officer or employee offered such corporate opportunity to Aura (rather than the Company) or did not communicate information regarding such corporate opportunity to the Company or (ii) Aura pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company.

  The enforceability of the provisions discussed above under Delaware corporate law has not been established and, due to the absence of relevant judicial authority, counsel to the Company is not able to deliver an opinion as to the enforceability of such provisions. These provisions of the Restated Certificate eliminate certain rights that might have been available to stockholders under Delaware law had such provisions not been included in the Restated Certificate, although the enforceability of such provisions has not been established.

  At the time of the consummation of the Offering, certain of the directors of the Company will also be employees and/or directors of Aura.

  The foregoing provisions of the Restated Certificate shall expire on the date that Aura ceases to own beneficially Common Stock representing at least 20% of the number of outstanding shares of Common Stock and no person who is a director or officer of the Company is also a director or officer of Aura or its subsidiaries.

  Actions Under Intercompany Agreements. The Company's Restated Certificate will also limit the liability of Aura and its subsidiaries for certain breaches of their fiduciary duties in connection with action that may be taken or not taken in good faith under the intercompany agreements. See
"Relationship with Aura and Certain Transactions."

  Advance Notice Provision. The Company's Amended and Restated Bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received by the Company not less than 120 or more than 150 days prior to the first anniversary of the Company's proxy statement in connection with the previous year's annual meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

  Limitations on Directors' Liability. The Restated Certificate and the applicable provisions of the DGCL provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

  The existence of these terms and restrictions described above do not limit, impair or waive any rights conferred by or under the federal securities laws.

NASDAQ NATIONAL MARKET LISTING

  The Common Stock and Warrants have been accepted for quotation on the Nasdaq National Market under the symbols "NWCM" and "NWCMW," respectively. This Offering is the initial public offering of the Company's Securities and, accordingly, there is currently no public trading market for any such Securities. Even though the Company's Common Stock and Warrants are accepted for quotation on the Nasdaq National Market, there can be no assurance that a public trading market will ever develop or, if one develops, that it will be maintained. Although it has no legal obligation to do so, the Representative from time to time may act as a market maker and otherwise effect transactions for its own account, or for the account of others, in the Company's Securities. The Representative, if it so participates, may be a dominating influence in any market that may develop for any of the Company's Securities.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock and the Warrant Agent for the Warrants is Interwest Transfer Company, Inc., Salt Lake City, Utah.

REPORTS TO SECURITYHOLDERS

  The Company will furnish to holders of its Common Stock and Warrants annual reports containing audited financial statements. The Company may issue other unaudited interim reports to its securityholders as it deems appropriate. Contemporaneously with the Offering, the Company shall register its Common Stock with the Commission, under the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, the Company will be required to comply with certain reporting, proxy solicitation and other requirements of the Exchange Act.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering there has been no public market for the Common Stock or Warrants of the Company, and no predictions can be made regarding the effect, if any, that market sales of the Securities or the availability of Securities for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares of Common Stock will be available for sale shortly after the Offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price.

  Upon completion of the Offering, the Company will have outstanding 10,000,000 shares of Common Stock, out of a total of 50,000,000 shares of Common Stock authorized, not including up to (i) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants, (ii) 200,000 shares of Common Stock issuable upon exercise of the Representative's Option,
(iii) 200,000 shares of Common Stock issuable upon exercise of the Warrants included in the Representative's Option, (iv) 300,000 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' Over-allotment Option, and (v) 1,008,000 shares of Common Stock reserved for issuance under the Company's Stock Plan. Of the 10,000,000 shares of Common Stock outstanding, the 2,000,000 shares of Common Stock being sold hereby will be freely tradable without restriction or registration under the Securities Act, except for any shares purchased by an affiliate of the Company (in general, a person who has a control relationship with the Company), which shares will be subject to the resale limitations of Rule 144 under the Securities Act. All remaining shares were issued and sold by the Company in private transactions ("Restricted Shares") and, upon the expiration of the Lock-up Period described below, will be eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder.

  In general, under Rule 144 as in effect commencing April 29, 1997, beginning ninety days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the previous one year, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 100,000 shares immediately after the Offering, assuming no exercise of the Underwriters' Over-allotment Option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the ninety days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of the Offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before the Offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning ninety days after the date of this Prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two year minimum holding period requirements.

  Aura, which upon completion of the Offering will hold an aggregate of 7,510,021 shares of Common Stock, and the Company's directors and executive officers have agreed pursuant to certain agreements that they will not sell any Common Stock owned by them or issuable upon the exercise of options previously granted or reserved for grant, without the prior written consent of the Representative for a period of one year from the date of this Prospectus (the "Lockup Period"). The Representative may in its discretion and without notice to the public waive these lock-up agreements and permit Aura and other holders otherwise agreeing to lock-up their shares to sell any or all of their shares, the effect of which could be a substantial decline in the trading price of the Company's Common Stock or Warrants. Following the expiration of the Lockup Period, approximately 8,137,094 shares of Common Stock, including 137,094 shares issuable upon the exercise of certain options that are exercisable on or before such expiration, will be available for sale in the public market subject to compliance with Rule 144 or Rule 701. See "Underwriting."

  In addition, shares of Common Stock held by Aura are subject to the Redemption Option Agreement and the Aura Rights Agreement.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Joseph Charles & Associates, Inc. is acting as representative (the "Representative"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters named below, the aggregate number of Units set forth opposite there respective names in the table below at the price to the public less underwriting discounts set forth on the cover page of this Prospectus. The Units are being sold on a firm commitment basis. The Underwriting Agreement provides, however, that the obligations of the Underwriters to pay for and accept delivery of the Units are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all Units if any Units are purchased.

                                                                      NUMBER OF
   UNDERWRITERS                                                         UNITS
   ------------                                                       ---------
   Joseph Charles & Associates, Inc..................................   700,000
   Pennsylvania Merchant Group Ltd...................................   190,000
   Black & Company, Inc..............................................   130,000
   Cohig & Associates, Inc. .........................................   130,000
   Kashner Davidson Securities Corporation...........................   130,000
   Neidiger, Tucker, Bruner, Inc.....................................   130,000
   Paulson Investment Company, Inc...................................   130,000
   R A F Financial Corporation.......................................   115,000
   Shamrock Partners, Ltd............................................   115,000
   Werbel-Roth Securities, Inc.......................................   115,000
   Westport Resources Investment Services, Inc.......................   115,000
                                                                      ---------
     Total........................................................... 2,000,000
                                                                      =========

  The Representative has informed the Company that the Underwriters do not expect to sell any Units to any account over which they have discretionary authority.

  The Representative has advised the Company that the Underwriters propose to offer the Units directly to the public at the initial public offering prices set forth on the cover page of this Prospectus, and to selected dealers at that price, less a concession of not more than $0.37 per Unit. After the initial public offering, the price to the public of the Units, Common Shares and Warrants and the other terms may be changed.

  The Company and Aura have granted the Representative an option, exercisable during the 45-day period following the date of this Prospectus, to purchase up to 300,000 additional Units at the Offering Price less the underwriting discounts and commissions. The Common Shares included in such additional Units will be offered by Aura and the Warrants included in such additional Units will be offered by the Company. The Representative may exercise such option only for the purpose of covering any overallotments in the sale of the Units offered hereby.

  The Company has agreed to pay the Representative a nonaccountable expense allowance of 2.5% of the gross proceeds from the sale of Units, or $475,000, against which $40,000 has heretofore been paid. In addition to the Underwriter's discount and the non-accountable expense allowance, the Company is required to pay the costs of qualifying the Securities under federal and state securities laws, together with legal and accounting fees, printing, road show and other costs in connection with the Offering.

  The Company has agreed to retain the Representative as a financial consultant for a period of two years from the date of this Prospects for a fee of $3,000 per month payable on a monthly basis. The financial consulting services to be provided by the Representative include assisting in the development of a long-term financial strategy and working with financial analysts.

  The bylaws of the Company provide that the authorized number of directors shall be determined from time to time by resolution of the Board of Directors. The current number of directors is eight. The directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. If requested by the Representative at any time within 48 months following the Closing Date, the Company has agreed, within 30 days of such request, to nominate and use its best efforts to elect two designees of the Representative as directors of the Company or, at the Representative's option, a non-voting advisor to the Company's Board of Directors. If the Representative requests the inclusion of designees, this request shall be satisfied by a resolution of the Board of Directors increasing the authorized number of directors to accommodate the designees and then appointing such designees to fill the newly created vacancies. In addition, Aura has agreed to vote all shares of the Company's Common Stock owned by it for said nominees. Each such designee may be a director of the Representative. To date, the persons to be designated by the Representative have not been identified.

  The Company has agreed with the Representative not to solicit Warrant exercises other than through the Representative. Upon exercise of any Warrants, the Company will pay the Representative a fee of 3% of the aggregate exercise price, if (i) the market price of the Company Common Shares on the date the Warrant is exercised is greater than the then exercise price of the Warrant; (ii) the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc. who is so designated in writing by the holder exercising the Warrant; (iii) the Warrant is not held in a discretionary account except where prior specific written approval for the exercise has been received; (iv) disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the Warrant; (v) the solicitation of the exercise of the Warrant was not in violation of Rule 10b-6 promulgated under the Exchange Act; and (vi) the Representative provides bona fide services in connection with the solicitation of the Warrant. No solicitation fee will be paid to the Representative on Warrants exercised within one year of the date of this Prospectus or on Warrants voluntarily exercised at any time without solicitation. In addition, unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Representative will be prohibited from engaging in any market making activities or solicited brokerage activities until the later of the termination of such solicitations activity or the termination by waiver or otherwise of any right the Representative may have to receive a fee for the exercise of the Warrants following such solicitation. Such a prohibition, while in effect, could impair the liquidity and market price of the Securities.

  Except in connection with acquisitions or the exercise of the Warrants, the Representative's Option or options to purchase up to 1,008,000 Common Shares that may be reserved or granted under the Company's Stock Plan, the Company has agreed, for a period of one year from the closing of the Offering, that it will not issue, sell or purchase any Common Shares, warrants or options or other equity securities of the Company without the prior written consent of the Representative. In addition, the officers, directors and principal stockholders of the Company have agreed that they will not offer, sell or otherwise dispose of any Common Shares, Warrants or other equity securities of the Company owned by them to the public for a period of at least one year from the effective date of the Offering, without the prior written consent of the Representative. The Representative may in its discretion and without notice to the public waive these lock-up agreements and permit Aura and other holders otherwise agreeing to lock-up their shares to sell any or all of their shares, the effect of which could be a substantial decline in the trading price of the Company's Common Stock or Warrants.

  At the closing of the Offering, the Company will sell and deliver to the Representative, for an aggregate purchase price of $200, the Representative's Option to purchase 200,000 Units at $13.78 per Unit. The Warrants underlying the Representative's Option will have an exercise price and other terms identical to the Warrants being offered to the public pursuant to this Prospectus. The Representative's Option will be exercisable during the four-year period commencing one year after the date of this Prospectus. The Representative's Option will be restricted from sale, assignment, transfer or hypothecation prior to its exercise date except to officers of the Representative and members of the selling group and officers and partners thereof. The Representative's Option will also contain antidilution provisions for stock splits, stock dividends, recombinations and reorganizations, a one-time demand registration provision (at the Company's expense) and piggyback registration rights (which registration rights will expire five years from the date of this Prospectus) and will otherwise be in form and substance satisfactory to the Representative.

  Prior to the Offering, there has been no public market for the Common Shares or Warrants and there can be no assurance that a market will develop or be sustained following the Offering. The Offering Price and the exercise price of the Warrants have been determined by negotiations between the Representative and the Company. Among the factors considered in determining the Offering Price and the exercise price of the Warrants were the prospects for the Company, an assessment of the industries in which the Company operates, the assessment of management, the number of Units offered, the price that purchasers of Units might be expected to pay given the nature of the Company and the general condition of the securities markets at the time of the Offering. Accordingly, the Offering Price set forth on the cover page of this Prospectus should not necessarily be considered an indication of the actual value of the Company or the Units, Common Shares or Warrants.

  Certain persons participating in the Offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Shares and Warrants at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchases, for the purpose of pegging, fixing or maintaining the price of the Common Shares or Warrants. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Representatives to reclaim a selling concession from a syndicate member in connection with the offering when Common Shares or Warrants sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Securities offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, Menlo Park, California. Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California, has acted as counsel to the Underwriters with respect to certain legal matters in connection with the Offering.

                                    EXPERTS

  The financial statements of NewCom, Inc. at February 28, 1995, February 29, 1996 and February 28, 1997, for the nine-month period ended February 28, 1995, and for each of the two years in the period ended February 28, 1997, included in this Prospectus have been audited by Pannell Kerr Forster, Certified Public Accountants, a Professional Corporation, Los Angeles, California, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission.

                               GLOSSARY OF TERMS

16550 UART           Universal Asynchronous Receiver Transmitter. Buffer
                     memory that allows for high fax and modem speeds by
                     holding data until the computer has time to process it.
ADSL                 Asymmetric Digital Subscriber Line; a fast new modem
                     technology.
bps                  Bits per second--the speed at which data and fax are
                     transmitted. One Kbps is equal to 1,000 bits per second
                     and one Mbps is equal to 1,000,000 bits per second.
Bus Direct           The direct link to a computer's motherboard.
cable modems         Modems that hook up to cable systems once used
                     exclusively for TV.
CCITT                Comite Consultatif International Telegraphique et
                     Telephonique, the international standards body now known
                     as ITU.
CD                   Compact Disc.
CD-ROM               Compact Disk-Read Only Memory; CD drive technology that
                     allows data to be read but not written.
CD-RW                Compact Disc ReWriteable; CD drive technology that allows
                     users to record and rerecord information onto a compact
                     disc. Sometimes referred to as having read-many write-
                     many capabilities.
CDR                  Compact Disc Recordable; CD drive technology that allows
                     data to be read and written; current technology usually
                     permits data to be read many times but written only once.
computer             Using computers to perform telephone functions.
telephony
data fax modem       Computer product used for transmission of computer data
                     and fax data over telephone lines.
DOS                  Disc operating system, generally refers to Microsoft DOS
                     or to other Microsoft compliant systems.
DSP                  Digital Signal Processing; a hardware device whose
                     functions can change with software modifications
DSVD                 Digital Simultaneous Voice and Data; allows both voice
                     and computer data to be simultaneously transmitted over a
                     single standard phone line.
DVC                  Desktop Videoconferencing
DVD-ROM              Digital Video Disk-Read Only Memory; new standard in CD
                     technology that is faster and holds many times more data
                     than CD-ROM; allows data to be read but not written.
error correction     Technology which allows for error free transmission over
                     less than error free phone lines.
full duplex          Allows both parties to talk at the same time and be
speakerphone         heard.
IDE                  Integrated Drive Electronics; standard computer interface
                     for CD-ROM and other drives.
Internet             A global open network of thousands of interconnected
                     computer networks and millions of commuter connections
                     that allow individuals, businesses and other
                     organizations to communicate worldwide.
Internet content     A phrase that encompasses all of the written, audio and
                     video information available on the Internet.
Internet page        A location of information on the World Wide Web.
Internet phone       Uses the Internet modem connection to exchange voice
                     packets of data, i.e., voice conversations.
ISA                  Industry Standard Architecture; standard Windows/DOS PC
                     bus interface slot.
ISDN                 Integrated Services Digital Network; phone line
                     connection that is digital rather then the standard
                     analog; allows for much higher data transmission speeds.
ITU                  International Telecommunication Union

Just-in-Time         NewCom's purchasing strategy, whereby components and
                     supplies are purchased just before they are needed in the
                     manufacturing process.
MNP 5                Microcom Networking Protocol level 5--A data compression
                     method sometimes used in modems. Produces a compression
                     ratio of approximately 2 to 1 and is often used as a
                     fallback to the higher compression V.42bis.
Modem                Modulator/Demodulator--An electronic device that converts
                     binary data to analog tones and voltages that are
                     suitable for transmissions over standard telephone lines.
MPEG                 One of the more popular video compression standards that
                     permits a large amount of video data to be stored or
                     transmitted in a compressed amount of space.
multimedia           Currently in its basic form, a PC multimedia system is
                     defined as any system with a CD-ROM drive and high
                     quality sound capability.
NTSC                 National Television System Committee--The method used to
                     transmit television signals in North America and Japan.
PAL                  Phase-Alternational Line--The broadcast color television
                     standard used in Western Europe and Australia.
POTS                 Plain Old Telephone Service; standard home or office
                     analog telephone service.
RISC                 Reduced Instruction-Set Computer--A central processing
                     unit technology that is designed to provide faster and
                     lower-cost processing than the CISC (Complex Instruction-
                     Set Computing) technology used in most personal
                     computers.
RJ11                 Standard single line or two line telephone modular jack.
S-Video              Super-Video--A higher resolution VHS (Video Home System)
                     video cassette recorder format.
SCSI                 Small Computer System Interface; A standard computer
                     system interface that is used on the Apple Macintosh and
                     has growing usage on Windows/DOS PCs.
sound card           A hardware card that hooks up to the bus of a PC and
                     which outputs sound signals to speakers.
UART                 Universal Asynchronous Receiver Transmitter.
SVGA                 Super Video Graphics Array; a video adapter standard.
V.34, V.34+          Error correction standards which allow for high speed
                     transmission.
V.42                 A standard for error detection and error correction
                     (through retransmission) often implemented in modems.
V.42bis              A data compression method sometimes used in modems.
                     Produces a compression ratio of approximately 4 to 1.
V.42bis/MNP 5        Data compression standard which can increase the
                     throughput of data transmission by compressing the amount
                     of data that must be sent.
VAR                  Value Added Reseller.
VGA                  Video Graphics Array; a video adapter standard.
video                Telephone conferencing in which each party see a video
conferencing         transmission of the other party.
Web browsing         A phrase used to describe the process of looking for
                     information on the Internet World Wide Web.
Windows/DOS PC       A PC that uses Microsoft's operating system. Also known
                     as IBM PC clones.
WWW                  World Wide Web; linked computer around the world.

                                  NEWCOM, INC.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................................ F-2
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statements of Stockholder's Equity (Deficit)................................ F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
 NewCom, Inc.
Westlake Village, California

  We have audited the accompanying balance sheets of NewCom, Inc. as of February 28, 1997, February 29, 1996 and February 28, 1995 and the related statements of operations, statements of stockholder's equity (deficit) and cash flows for each of the two years in the period ended February 28, 1997, and for the nine months ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewCom, Inc. as of February 28, 1997, February 29, 1996 and February 28, 1995 and the results of its operations and its cash flows for each of the two years in the period ended February 28, 1997, and for the nine months ended February 28, 1995, in conformity with generally accepted accounting principles.

Los Angeles, California
June 11, 1997

                                          Pannell Kerr Forster
                                          Certified Public Accountants
                                          A Professional Corporation

                                 NEWCOM, INC.

                                BALANCE SHEETS

                                                                         (UNAUDITED)
                                                                        MAY 31, 1997
                          FEBRUARY 28, FEBRUARY 29,  FEBRUARY 28,  ------------------------
                              1995         1996          1997        ACTUAL      PRO FORMA
                          ------------ ------------  ------------  -----------  -----------
                                                                                 (NOTE 2)
ASSETS:
Current assets
  Cash and cash
   equivalents..........   $  335,706  $ 2,102,183   $ 2,813,631   $       --   $       --
  Accounts receivable,
   net..................    1,023,029   18,734,671    29,974,924    32,844,092   32,844,092
  Inventories...........      272,761    3,578,767    11,495,503    15,480,804   15,480,804
  Deposits on inventory
   purchase.............          --           --            --      3,580,000    3,580,000
  Other current assets..          200       55,617        45,069       571,124      571,124
                           ----------  -----------   -----------   -----------  -----------
   Total current
    assets..............    1,631,696   24,471,238    44,329,127    52,476,020   52,476,020
                           ----------  -----------   -----------   -----------  -----------
Property and equipment,
 at cost................      186,262      410,901     2,532,278     2,590,657    2,590,657
Less accumulated
 depreciation...........      (21,553)     (56,989)     (260,908)     (281,758)    (281,758)
                           ----------  -----------   -----------   -----------  -----------
   Net property and
    equipment...........      164,709      353,912     2,271,370     2,308,899    2,308,899
                           ----------  -----------   -----------   -----------  -----------
Engineering designs and
 drawings, net of
 accumulated
 amortization of $72,256
 (1995), $216,768 (1996)
 and $361,280 (1997)....      650,303      505,791       361,279       325,151      325,151
Other assets............       55,285       17,405       473,395       162,024      162,024
                           ----------  -----------   -----------   -----------  -----------
Total assets............   $2,501,993  $25,348,346   $47,435,171   $55,272,094  $55,272,094
                           ----------  -----------   -----------   -----------  -----------
LIABILITIES AND
 STOCKHOLDER'S EQUITY
 (DEFICIT):
Current liabilities
  Accounts payable......   $  603,900  $ 7,202,642   $13,354,178    15,066,921   15,066,921
  Accrued expenses......       38,956      126,312       174,740       103,026      103,026
  Line of credit........          --     2,397,657     8,883,656     5,740,236    5,740,236
                           ----------  -----------   -----------   -----------  -----------
   Total current
    liabilities.........      642,856    9,726,611    22,412,574    20,910,183   20,910,183
                           ----------  -----------   -----------   -----------  -----------
Due to Aura.............    1,238,354   20,186,283    17,249,874    25,522,706   21,522,706
                           ----------  -----------   -----------   -----------  -----------
Commitments and
 contingencies
Stockholder's equity
 (deficit)
  Common Stock, par
   value $.001 per
   share, authorized
   50,000,000 shares,
   issued and
   outstanding 7,578,947
   shares (note 17); pro
   forma shares issued
   and outstanding
   8,000,000 (note 2)...        7,579        7,579         7,579         7,579        8,000
  Additional paid-in
   capital..............      993,421      993,421     9,993,421     9,993,421   13,993,000
  Accumulated deficit...     (380,217)  (5,565,548)   (2,228,277)   (1,161,795)  (1,161,795)
                           ----------  -----------   -----------   -----------  -----------
                              620,783   (4,564,548)    7,772,723     8,839,205   12,839,205
                           ----------  -----------   -----------   -----------  -----------
Total liabilities and
 stockholder's equity
 (deficit)..............   $2,501,993  $25,348,346   $47,435,171   $55,272,094  $55,272,094
                           ==========  ===========   ===========   ===========  ===========

                See accompanying notes to financial statements

                                  NEWCOM, INC.

                            STATEMENTS OF OPERATIONS




                                                                         (UNAUDITED)
                         NINE MONTHS                                  THREE MONTHS ENDED
                            ENDED      YEAR ENDED    YEAR ENDED            MAY 31,
                         FEBRUARY 28, FEBRUARY 29,  FEBRUARY 28,  -----------------------
                             1995         1996          1997         1996        1997
                         ------------ ------------  ------------  ----------  -----------
Gross revenues..........  $2,128,361  $33,312,587   $73,120,781   $7,465,720  $16,081,392
Less discounts given....      24,923      128,400        89,117       24,337       30,678
Less returns and
 allowances.............         --     1,986,758    22,399,974          --       621,037
                          ----------  -----------   -----------   ----------  -----------
Net revenues............   2,103,438   31,197,429    50,631,690    7,441,383   15,429,677
Cost of goods sold......   2,059,545   30,131,245    33,619,084    4,854,512   10,397,883
                          ----------  -----------   -----------   ----------  -----------
Gross profit............      43,893    1,066,184    17,012,606    2,586,871    5,031,794
                          ----------  -----------   -----------   ----------  -----------
Expenses
  Research and
   development..........       4,201          --          7,708          --         6,870
  Selling, general and
   administrative
   expenses.............     423,619    4,972,064    11,840,951    1,631,698    2,728,857
                          ----------  -----------   -----------   ----------  -----------
    Total expenses......     427,820    4,972,064    11,848,659    1,631,698    2,735,727
                          ----------  -----------   -----------   ----------  -----------
Income (loss) from
 operations.............    (383,927)  (3,905,880)    5,163,947      955,173    2,296,067
Other (income) and
 expenses
  Miscellaneous income..      (3,710)     (23,289)     (122,690)      (7,410)     (17,150)
  Interest expense......         --     1,302,740     1,516,366      240,171      535,735
                          ----------  -----------   -----------   ----------  -----------
Income (loss) before
 taxes..................    (380,217)  (5,185,331)    3,770,271      722,412    1,777,482
Provision for income
 taxes..................         --           --        433,000      108,000      711,000
                          ----------  -----------   -----------   ----------  -----------
Net income (loss).......  $ (380,217) $(5,185,331)  $ 3,337,271   $  614,412  $ 1,066,482
                          ----------  -----------   -----------   ----------  -----------
Net income (loss) per
 common share...........  $     (.05) $      (.68)  $       .44   $      .08  $       .14
                          ----------  -----------   -----------   ----------  -----------
Weighted average number
 of common shares (note
 2).....................   7,578,947    7,578,947     7,578,947    7,578,947    7,578,947
                          ==========  ===========   ===========   ==========  ===========


                 See accompanying notes to financial statements

                                  NEWCOM, INC.

                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

                  NINE MONTHS ENDED FEBRUARY 28, 1995 AND THE
              YEARS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1997
            AND THE UNAUDITED THREE-MONTH PERIOD ENDED MAY 31, 1997

                                            ADDITIONAL                    TOTAL
                           COMMON   COMMON   PAID-IN    ACCUMULATED   STOCKHOLDER'S
                           SHARES   AMOUNTS  CAPITAL      DEFICIT    EQUITY (DEFICIT)
                          --------- ------- ----------  -----------  ----------------
Stock issued for cash,
 July 1, 1994...........      1,000 $    5  $      995  $        --     $    1,000
Assets contributed by
 stockholder
 (note 1)...............        --     --    1,000,000          --       1,000,000
Effect of 7,578.947 for
 1 stock split (note
 17)....................  7,577,947  7,574      (7,574)         --             --
Net loss................        --     --          --      (380,217)      (380,217)
                          --------- ------  ----------  -----------     ----------
Balance at February 28,
 1995...................  7,578,947  7,579     993,421     (380,217)       620,783
Net loss................        --     --          --    (5,185,331)    (5,185,331)
                          --------- ------  ----------  -----------     ----------
Balance at February 29,
 1996...................  7,578,947  7,579     993,421   (5,565,548)    (4,564,548)
Capital contribution by
 stockholder (note 4)...        --     --    9,000,000          --       9,000,000
Net income..............        --     --          --     3,337,271      3,337,271
                          --------- ------  ----------  -----------     ----------
Balance at February 28,
 1997...................  7,578,947  7,579   9,993,421   (2,228,277)     7,772,723
Net income (unaudited)..        --     --          --     1,066,482      1,066,482
                          --------- ------  ----------  -----------     ----------
Balance at May 31, 1997
 (unaudited)............  7,578,947 $7,579  $9,993,421  $(1,161,795)    $8,839,205
                          ========= ======  ==========  ===========     ==========


                 See accompanying notes to financial statements

                                  NEWCOM, INC.

                            STATEMENTS OF CASH FLOWS


                                                                         (UNAUDITED)
                          NINE MONTHS                                 THREE MONTHS ENDED
                             ENDED       YEAR ENDED    YEAR ENDED           MAY 31,
                          FEBRUARY 28,  FEBRUARY 29,  FEBRUARY 28,  ------------------------
                              1995          1996          1997         1996         1997
                          ------------  ------------  ------------  -----------  -----------
Cash flows from
 operating activities
 Net income (loss)......  $  (380,217)  $ (5,185,331) $  3,337,271  $   722,412  $ 1,066,482
                          -----------   ------------  ------------  -----------  -----------
 Adjustments to
  reconcile net income
  (loss) to net cash
  used by operating
  activities
  Depreciation and
   amortization.........       93,809        195,020       348,420       56,978       56,978
  Changes in operating
   assets and
   liabilities
  Accounts receivable...   (1,023,029)   (17,711,642)  (11,240,253)    (579,711)  (2,869,168)
  Inventories...........      (56,464)    (3,306,006)   (7,916,736)     361,063   (4,045,301)
  Deposits on inventory
   purchase.............          --             --            --           --    (3,580,000)
  Other current assets..         (200)       (55,417)       10,548       (2,000)    (526,055)
  Other assets..........      (55,285)        22,808      (455,990)       8,572      371,371
  Accounts payable......      603,900      6,598,742     6,151,536   (4,061,923)   1,712,743
  Accrued expenses......       38,956         87,356        48,428       82,716      (71,714)
                          -----------   ------------  ------------  -----------  -----------
   Total adjustments....     (398,313)   (14,169,139)  (13,054,047)  (4,134,305)  (8,951,146)
                          -----------   ------------  ------------  -----------  -----------
   Net cash used by
    operating
    activities..........     (778,530)   (19,354,470)   (9,716,776)  (3,411,893)  (7,884,664)
                          -----------   ------------  ------------  -----------  -----------
Cash flows used by
 investing activities...
 Additions to property
  and equipment.........     (125,118)      (224,639)   (2,121,366)     (28,505)     (58,379)
                          -----------   ------------  ------------  -----------  -----------
Cash flows from
 financing activities...
 Net proceeds (payments)
  from borrowings.......          --       2,397,657     6,485,999    1,016,758   (3,143,420)
 Proceeds from issuance
  of common stock.......        1,000            --            --           --           --
 Cash advances from
  Aura..................    1,581,034     22,237,586    14,832,091    4,057,322   16,200,832
 Cash repayments to
  Aura..................     (342,680)    (3,289,657)   (8,768,500)  (1,900,000)  (7,928,000)
                          -----------   ------------  ------------  -----------  -----------
   Net cash provided by
    financing
    activities..........    1,239,354     21,345,586    12,549,590    3,174,080    5,129,412
                          -----------   ------------  ------------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............      335,706      1,766,477       711,448     (266,318)  (2,813,631)
Cash and cash
 equivalents at
 beginning of period....          --         335,706     2,102,183    2,102,183    2,813,631
                          -----------   ------------  ------------  -----------  -----------
Cash and cash
 equivalents at end of
 period.................  $   335,706   $  2,102,183  $  2,813,631  $ 1,835,865  $       --
                          ===========   ============  ============  ===========  ===========

                 See accompanying notes to financial statements

                                 NEWCOM, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)

NOTE 1--BUSINESS AND ORGANIZATION OF COMPANY

  NewCom, Inc. (the "Company") specializes in the manufacturing and selling of high performance computer communication and multimedia products for the IBM compatible and Apple Macintosh personal computer markets. The Company offers a line of products including, among others, internal and external data fax modems, speaker phones, sound cards, and multimedia kits.

  The Company was incorporated in June 1994 and commenced operations in early September 1994. Prior to commencing its operations, the Company had no assets other than cash of $1,000 from the sale of its stock to Aura Systems, Inc. ("Aura") and other founders.

  Concurrent with the commencement of the Company's operations, Aura contributed to the Company certain assets, valued at $1,000,000, purchased from the bankruptcy proceeding of Nuvo Corporation of America ("Nuvo"). The contributed assets consisted of inventory valued at $216,297 and property and equipment valued at $61,144. The remaining purchase price paid by Aura was attributed to engineering designs and drawings in the amount of $722,559.

  Aura acquired the assets in September 1994 in exchange for 133,333 shares of its common stock valued at $1,000,000. Previous to Aura's acquisition, Nuvo had filed for bankruptcy in April 1994, and had ceased operations shortly thereafter.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue recognition

  The Company recognizes revenue for product sales upon shipment. The Company provides for estimated returns and allowances based upon experience (see note
3).

  The Company also earns a portion of its revenues from license fees, and generally records these fees as income when the Company has fulfilled its obligations under the particular agreement.

 Cash equivalents

  The Company considers all highly liquid assets, having an original maturity of less than three months, to be cash equivalents.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual future results could differ from those estimates.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Stock options

  The Company intends to account for stock-based compensation under the provisions of APB Opinion No. 25. Additional pro forma disclosures as to net income and earnings per share, as if the fair value-based method of accounting defined by SFAS No. 123 was applied, will be disclosed in the reporting period of grant.

 Per share information

  The net income (loss) per common share is based on the weighted average number of common shares outstanding during the year (see note 17).

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Research and development

  Research and development costs are expensed as incurred.

 Advertising costs

  Advertising costs are expensed as incurred. Advertising charged to expense in Fiscal 1995, 1996 and 1997 approximated $19,000, $1,523,000 and $3,990,000, respectively.

 Property and equipment

  Property and equipment are stated at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

            Machinery and equipment........    3-10 years
            Furniture and fixtures.........    5-10 years
            Leasehold improvements......... Life of lease

  During Fiscal 1995, 1996 and 1997, the Company capitalized costs of $120,571, $55,235 and $1,712,184, respectively, on special tools and equipment, which have been designed for the manufacturing and development of electronic products. The capitalized amounts, included in machinery and equipment, include allocated costs of direct labor and overhead. The Company expects recovery of these costs from orders.

  Depreciation expense of machinery and equipment, furniture and fixtures and leasehold improvements was $21,553, $50,508 and $203,919, for Fiscal 1995, 1996 and 1997, respectively.

 Engineering designs and drawings

  Engineering designs and drawings represents the fair value of intangible assets contributed by Aura in September 1994 (see note 1), and is being amortized over 5 years on a straight-line basis.

  The carrying value of these intangible assets is based on management's current assessment of recoverability. Management evaluates recoverability using both objective and subjective factors. Objective factors include management's best estimates of projected future earnings and cash flows and analysis of recent sales and earnings trends. Subjective factors include competitive analysis and the Company's strategic focus.

 Unaudited pro forma balance sheet

  The unaudited pro forma balance sheet at May 31, 1997 gives effect to the conversion of advances from Aura of $4,000,000 into 421,053 shares of the Company's common stock upon the closing of the Company's initial public offering, at the offering price per Unit of $9.50. The unaudited pro forma balance sheet does not give effect to the offering itself.

 Unaudited Note to Financial Statements

 Management Opinion

  In the opinion of Company management, the accompanying unaudited financial statements as of May 31, 1997 and for the three months ended May 31, 1996 and 1997, reflect all adjustments (which include only normal

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

recurring adjustments) and reclassification for comparability necessary to present fairly the financial position and results of operations.

NOTE 3--PRODUCT RETURN RISKS

  The Company is exposed to the risk of product returns from its retailer mass merchant and distributor customers as a result of several factors, including returns from their customers, contractual stock rotation privileges, returns of defective products or product components. In addition, the Company generally accepts returns of unsold product from customers with whom the Company has severed its customer relationship. Overstocking by the Company's customers could lead to higher than normal returns, which could have a material adverse effect on the Company's results of operations. The Company also has a policy of offering price protection to its customers for some or all of their inventory, whereby when the Company reduces its prices for a product, the customer receives a credit for the difference between the original purchase price of the product and the Company's reduced price for the product. As a result of this policy, significant reductions in prices have had, and may in the future have, a material adverse effect on the Company's results of operations. The financial statements include adequate provisions to reserve for future product returns.

  Returns and allowances in Fiscal 1997 were $22.4 million (or 30.6% of gross revenues), as compared to $2.0 million (or 6.0% of gross revenues) in Fiscal 1996. The disproportionately large increase in returns in Fiscal 1997 was partially due to a problem encountered in the middle of the year with a chip used in the Company's DSVD modems that was manufactured for the Company by Phylon Communications, Inc. ("Phylon"). Due to a defect in the chip's software design which the Company believes was caused by Phylon, the chip vendor was unable to satisfy the Company's specifications for DSVD performance. As a result, the Company agreed to accept its customers' return of the modems, which it thereafter repackaged and resold as a non-DSVD modem product. Since the modem was so repackaged and sold at a profit, the Company did not seek further satisfaction from Phylon. The Company has discontinued using Phylon as a chip vendor. To reduce the likelihood of a similar problem occurring in the future, the Company has instituted a program of additional beta testing, sometimes in conjunction with its larger mass merchant customers. Aggregate returns relating to the defective chips were approximately $10.1 million, or 44.9% of total returns in Fiscal 1997. Also, in Fiscal 1997 the Company's efforts to upgrade the quality and average size of its customer base and its resulting cessation of business with several smaller customers resulted in a higher than normal incidence of product returns from such customers. Aggregate returns in Fiscal 1997 from customers with which the Company discontinued business (which may have included returns due to the aforementioned defective chips) were approximately $10.2 million, or 45.5% of total returns in Fiscal 1997. While the Company believes that returns associated with the aforementioned chip defect should not be material in future periods, it is expected that returns will continue from smaller customers disenfranchised as a result of the Company's upgrading of its customer base, possibly at significant levels. Returns and allowances for Fiscal 1997 related primarily to returns associated with the NewCom 33,600 ifx, efx and ifx-m fax modems, NewCom 8X drive kit and multimedia kits and NewCom 4X drive kit and multimedia kits. Returns and allowances for Fiscal 1996 related primarily to returns associated with NewCom 2X drive kit and multimedia kits introduced and discontinued in Fiscal 1996, NewCom 4X drive kit and multimedia kits, NewCom 14,400 ifx, efx and efx-m fax modems and the Company's discontinued 28,800 ifx, efx and efx-m fax modems.

NOTE 4--RELATED PARTY TRANSACTIONS

  During Fiscal years 1995, 1996 and 1997, Aura loaned funds to the Company as needed. The balances outstanding were $1,238,354, $20,186,283 and $17,249,874 at February 28, 1995, February 29, 1996 and

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)


NOTE 4--RELATED PARTY TRANSACTIONS--(CONTINUED)

February 28, 1997, respectively. The balance outstanding at the end of each period was considered long-term debt. Effective March 1, 1996, Aura contributed $9,000,000 of the balance outstanding at February 29, 1996 to the Company as additional paid-in capital. Intercompany interest expense, included in the outstanding balance at Fiscal 1996 and 1997, was $1,202,236 and $1,147,621, respectively, and was computed at approximately 9% and 8%, respectively. The interest rates used were determined by Aura with reference to its estimated cost of borrowed funds. No interest was charged to the Company on intercompany indebtedness during Fiscal 1995. Fiscal 1995 transactions with Aura that resulted in the balance due to Aura at February 28, 1995 consisted of cash advances of $1,501,034 and an $80,000 charge for certain support services described below. Repayments during the period totaled $342,680. The average outstanding balance due Aura during Fiscal 1995 was approxixmately $625,000.

  In Fiscal 1997, the Company purchased speaker components from Aura, for use in multimedia kit products in the amount of $543,719.

  The Company currently subleases from Aura its facilities in Westlake Village, California. In Fiscal 1997, the Company made lease payments of $191,013 under the sublease, which payments were made, with Aura's consent, directly to the landlord, and property taxes payments of $7,956.

  Aura provided certain support services to the Company including financial, legal, tax, audit, benefits administration and personal property insurance. These charges are allocated by Aura to the Company based on various formulas that, in management's opinion, reasonably approximate the actual costs incurred. The expenses recorded by the Company for these allocations were $80,000, $120,000 and $120,000 for Fiscal 1995, 1996 and 1997, respectively, and are included in selling, general and administrative expenses in the accompanying statements of operations. The amounts allocated by Aura are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an unaffiliated entity. However, the Company believes that the allocation is a reasonable approximation of the Company's operations on a "stand-alone" basis and is in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

  The Company intends to continue using the support services of Aura on an interim basis at rates negotiated in accordance with a service agreement to be entered into between the Company and Aura.

NOTE 5--ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following:

                            FEBRUARY 28, FEBRUARY 29,  FEBRUARY 28,    MAY 31,
                                1995         1996          1997         1997
                            ------------ ------------  ------------  -----------
   Trade debtors...........  $1,053,029  $19,791,671   $31,824,924   $34,684,092
   Less allowance for
    doubtful accounts......     (30,000)  (1,057,000)   (1,850,000)   (1,840,000)
                             ----------  -----------   -----------   -----------
                             $1,023,029  $18,734,671   $29,974,924   $32,844,092
                             ==========  ===========   ===========   ===========

  Bad debt expense was approximately $30,000, $1,057,000 and $812,000 in Fiscal 1995, 1996 and 1997, respectively.

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)


NOTE 5--ACCOUNTS RECEIVABLE--(CONTINUED)

  Accounts receivable due from major customers were as follows:

                FEBRUARY 29, 1996        FEBRUARY 28, 1997
             -------------------------- -------------------
                  AMOUNT        PERCENT   AMOUNT    PERCENT
             ----------------   ------- ----------- -------
                  $ 5,115,804    27.3%  $ 4,444,058  14.8%
                    1,464,300     7.8     3,653,000  12.2
                    1,406,981     7.5     3,041,096  10.1
                    1,332,020     7.1     2,742,085   9.2
                    1,317,333     7.0     1,646,762   5.5
             ----------------    ----   -----------  ----
                  $10,636,438    56.7%  $15,527,001  51.8%
             ================    ====   ===========  ====

  The above accounts receivable are due from well established mass-market retailers and distributors. Accordingly, management believes that recoverability of these receivables does not represent a substantial credit risk.

NOTE 6--INVENTORIES

  Inventories, stated at the lower of cost (first-in, first-out) or market, consist of the following:

                              FEBRUARY 28, FEBRUARY 29, FEBRUARY 28,   MAY 31,
                                  1995         1996         1997        1997
                              ------------ ------------ ------------ -----------
   Raw materials.............   $187,761    $2,053,152  $ 5,882,390  $ 7,172,005
   Finished goods............     85,000     1,525,615    5,613,113    8,308,799
                                --------    ----------  -----------  -----------
                                $272,761    $3,578,767  $11,495,503  $15,480,804
                                ========    ==========  ===========  ===========

  At February 29, 1996, February 28, 1997 and May 31, 1997, raw material inventory is presented net of a $70,000, $355,000 and $355,000, respectively, reserve for potential product obsolescence.

NOTE 7--PROPERTY AND EQUIPMENT

  Property and equipment, at cost is comprised as follows:

                             FEBRUARY 28, FEBRUARY 29, FEBRUARY 28,  MAY 31,
                                 1995         1996         1997        1997
                             ------------ ------------ ------------ ----------
     Machinery and
      equipment.............   $125,118     $311,010    $2,382,646  $2,438,435
     Furniture and
      fixtures..............     61,144       62,296       112,037     114,627
     Leasehold
      improvements..........        --        37,595        37,595      37,595
                               --------     --------    ----------  ----------
                               $186,262     $410,901    $2,532,278  $2,590,657
                               ========     ========    ==========  ==========

NOTE 8--ACCRUED EXPENSES

  Accrued expenses consist of the following:

                              FEBRUARY 28, FEBRUARY 29, FEBRUARY 28, MAY 31,
                                  1995         1996         1997       1997
                              ------------ ------------ ------------ --------
   Accrued payroll and
    related expenses.........   $38,956      $114,808     $166,650   $ 90,776
   Other.....................       --         11,504        8,090     12,250
                                -------      --------     --------   --------
                                $38,956      $126,312     $174,740   $103,026
                                =======      ========     ========   ========

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)

NOTE 9--LINE OF CREDIT

  In Fiscal 1996 and 1997, the Company had available a line of credit with a commercial lending institution that permitted borrowings of up to the lesser of $9.0 million or 80% of eligible accounts receivable, as defined in the financing agreement with the lender. The line of credit had an interest rate equal to the institution's prime rate plus 1/2%. The interest rate was 9.75% at February 29, 1996 and 9.5% at February 28, 1997. The line of credit was collateralized by accounts receivable and required the Company to maintain certain financial ratios. The Company used this facility for funding its operations during Fiscal 1996 and 1997. At February 29, 1996 and February 28, 1997, the outstanding balance under this line of credit was $2.4 million and $8.8 million, respectively with a maximum of $2.5 million and $9.0 million, respectively. In May 1997, the Company replaced this line with another line of credit with another lending institution that permits borrowings of up to the lesser of $7.0 million or 60% of eligible accounts receivable, plus up to $2.0 million of inventory flooring. Eligible accounts receivable consist of all receivables except those greater than 90 days past due; receivables where more than 50% of the account balance is greater than 90 days past due; accounts originated under non-standard terms and/or which allow for payment to be made more than 30 days from date of sale; receivables from customers who are also vendors; receivables from non-domestic customers; accounts for which the obligor is an officer, director, shareholder, parent, employee, subsidiary or affiliate of the Company; accounts for which payment is or may be conditional; accounts for which the obligor is not a commercial or institutional entity or not a resident of the United States or Canada; accounts evidenced by judgments or promissory notes; accounts which represent goods purchased for personal purposes; accounts which represent goods used for demonstration purposes; accounts which are progress payment, barter or contra accounts; or any other account which the lender deems to be ineligible.

  This new line of credit has an interest rate equal to the institution's prime rate plus 1.25%. The interest rate was 9.75% at June 30, 1997. The new line of credit is secured by substantially all of the operating assets of the Company. In addition, the Company agreed to issue in favor of the lender irrevocable letters of credit equal to $750,000. The stated interest rate on the new financing agreement is higher by 0.75% than the former arrangement. However, the former arrangement provided for additional lender's fees which in the aggregate resulted in a substantially higher cost of funds overall.

  Pursuant to the terms of the new line of credit, the Company must adhere to the following financial covenants: (i) combined tangible net worth and subordinated debt of not less than $10 million; (ii) a ratio of debt (not including subordinated debt), to tangible net worth and subordinated debt of not more than three to one; (iii) a ratio of current tangible assets to current liabilities of not less than one and one-half to one; and (iv) net income (before taxes and after extraordinary items and adjustments) of $100,000 for each fiscal quarter beginning September 1, 1996 or, in the event the Company fails to achieve net income of $100,000 in any fiscal quarter, a net income of $100,000 for that portion of the Company's fiscal year that runs through the end of such fiscal quarter. The Company believes it is currently in compliance with the aforementioned financial covenants. At June 30, 1997, the outstanding balance under the new line of credit was approximately $3.6 million.

NOTE 10--INCOME TAXES

  Under SFAS 109 "Accounting for Income Taxes" the Company utilizes the liability method of accounting for income taxes. The objective of accounting for income taxes is to recognize the amount of current and deferred taxes payable (or refundable) at the date of financial statements (a) as a result of all events that have been recognized in the financial statements and (b) as measured by the provisions of enacted tax laws. Income taxes currently payable are based on the taxable income for the year. A deferred tax liability or asset is calculated for tax consequences estimated to occur in future years.

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)


NOTE 10--INCOME TAXES--(CONTINUED)

  The Company's taxable income is included in the consolidated federal income tax return filed by Aura. For financial reporting purposes the Company's income tax expense or benefit is computed on a separate entity basis, with the resulting current income taxes payable or receivable and related deferred income taxes settled through the intercompany accounts. During Fiscal 1997, the Company utilized its net operating losses carryforwards of $4,281,000 (Federal) and $3,154,000 (state) to reduce its tax liability to Aura. At February 28, 1997, the Company had no remaining net operating loss carryforwards for Federal and state income tax purposes.

  The provision differs from the expense that would result from applying federal statutory rates to income before taxes because of the inclusion of a provision for state income taxes.

  Temporary differences arise primarily from differences in timing in the deduction of bad debts, inventory reserves, state income taxes, capitalization of certain costs in inventory for tax purposes and the use of the straight-line method of depreciation for financial reporting purposes and accelerated methods of depreciation for tax purposes.

                                                            1995  1996    1997
                                                            ----- ----- --------
    Federal................................................ $ --  $ --  $270,000
    State..................................................   --    --   163,000
                                                            ----- ----- --------
                                                            $ --  $ --  $433,000
                                                            ===== ===== ========

  The following is a summary of the company's deferred tax assets and liabilities:

                                 1995                   1996                    1997
                          --------------------  ----------------------  ---------------------
                          CURRENT   NONCURRENT   CURRENT   NONCURRENT    CURRENT   NONCURRENT
                          --------  ----------  ---------  -----------  ---------  ----------
Deferred tax liabilities
 resulting from taxable
 temporary differences..  $    --   $     --    $     --   $       --   $     --    $(30,000)
Deferred tax assets
 resulting from
 deductible temporary
 differences and loss
 carryforwards..........    12,000    121,000     451,000    1,771,000    882,000     96,000
Valuation allowance.....   (12,000)  (121,000)   (451,000)  (1,771,000)  (882,000)   (66,000)
                          --------  ---------   ---------  -----------  ---------   --------
                          $    --   $     --    $     --   $       --   $     --    $    --
                          ========  =========   =========  ===========  =========   ========

NOTE 11--LEASES

  The Company subleases office facilities and equipment under operating leases that expire through Fiscal 2000. Other costs, such as property taxes, insurance and maintenance, are also paid by the Company. Rental expense charged to operations was $22,568, $147,635 and $191,013 in Fiscal 1995, 1996 and 1997, respectively.

  At February 28, 1997, minimum rentals under noncancellable operating leases are as follows:

            FISCAL YEAR                           AMOUNT
            -----------                          --------
            1998................................ $193,228
            1999................................  199,025
            2000................................  204,996
                                                 --------
                                                 $597,249
                                                 ========

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)


NOTE 12--SIGNIFICANT CUSTOMERS

  Sales to significant customers were as follows:

                                                FEBRUARY 28,
                                                    1997         MAY 31, 1997
                                              ----------------  ---------------
   Circuit City.............................. $ 8,913,474 12.2% $2,629,295 16.3%
   Best Buy..................................   7,393,515 10.1   4,778,323 29.7
   Fry's Electronics.........................   3,685,009  5.0     654,654  4.1
                                              ----------- ----  ---------- ----
                                              $19,991,998 27.3% $8,062,272 50.1%
                                              =========== ====  ========== ====

NOTE 13--COMMITMENTS

  The Company has a firm fixed price commitment to purchase a certain number of units of the "WebPal set-top-box" at a total cost of $8,250,000. The price is fixed and not subject to change. After reaching a threshold purchase of a certain number of units, the Company and seller have agreed to reevaluate and renegotiate the pricing and scheduling of an additional number of units specified in this purchase agreement. The stated purchase price for all units included in the agreement total $16,500,000. During the first quarter of Fiscal 1998, deposits of $3,580,000 were paid to the seller to be applied against the initial purchases under the agreement.

NOTE 14--CONCENTRATIONS OF RISK

  The Company's financial instruments potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, accounts payable and other debt. The carrying value of these financial instruments approximate their fair value at February 28, 1997.

  The Company maintains cash balances at a local financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At February 28, 1997, the Company's uninsured cash balances total $2,850,000.

  The Company produces its products using components or subassemblies purchased from third-party manufacturers and suppliers. Certain of these components, particularly modem chipsets and application specific integrated circuit chipsets which provide multimedia functionality, are available only from a single source or limited sources. These components are generally in short supply and frequently subject to allocation by semiconductor manufacturers.

  The Company performs credit checks and evaluates the credit worthiness of any potential new customers prior to granting credit. UCC financing statements are filed, when deemed necessary.

 NOTE 15--RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." The statement is effective for financial statements for periods ending after December 15, 1997, and changes the method in which earnings per share will be determined. Adoption of this statement by the Company will not have a material impact on earnings per share.

 NOTE 16--SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

  Noncash investing and financing activities:

  During September 1994, Aura contributed assets to the Company in the amount of $1,000,000 (see note 1).

                                 NEWCOM, INC.

      (INFORMATION AT MAY 31, 1997 AND FOR THE THREE MONTH PERIODS ENDED
                      MAY 31, 1996 AND 1997 IS UNAUDITED)


  Effective March 1, 1996, Aura contributed $9,000,000 to additional paid-in capital, which was reflected in "Due to Aura" at February 29, 1996 (see note
4).

  Cash paid for income taxes was $800, $800 and $800 for Fiscal 1995, 1996 and 1997, respectively. Cash paid for interest was $0, $100,504 and $310,204 for Fiscal 1995, 1996 and 1997, respectively.

 NOTE 17--SUBSEQUENT EVENTS

  The Company is currently in the process of an initial public offering (the "Offering") of its common stock.

  In connection with the Offering, the Company intends to effect a 7,578.947-for-1 Common stock split, change the Common Stock par value from $.005 to $.001 per share, and change the authorized shares of Common Stock from 100,000 to 50,000,000. In addition, 5,000,000 shares of Preferred Stock, par value $.001 per share, will be authorized prior to the Offering. The accompanying financial statements give retroactive effect to the stock split and the par value change as though effected at the beginning of the initial period presented.

  Upon the closing of the Offering, advances from Aura, totaling $4,000,000, will be converted into 421,053 shares of the Company's common stock, at the offering price of $9.50 per Unit.

  Aura and the Company have entered into certain intercompany agreements, including (i) a tax sharing agreement pursuant to which, for the period prior to the date on which Aura owns less than 80% of the Company's outstanding Common Stock (the Deconsolidation Date), Aura will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company, to file federal, state and local returns on behalf of the Company and to calculate the amount of the Company's tax liability, any tax liability owed by the Company to Aura for the period from June 1, 1997 through the Deconsolidation Date will be recorded by the Company as an additional capital contribution by Aura effective as of the Deconsolidation Date, (ii) a noncompetition agreement, (iii) an agreement pursuant to which Aura will continue to provide various corporate services to the Company on an interim basis following the effective date of the initial public offering ("IPO") that may be material to the conduct of the Company's business, (iv) a redemption agreement pursuant to which Aura will have the option to require the Company to apply up to 70% of the net proceeds the Company receives from the exercise of the Warrants to redeem shares of Common Stock held by Aura at the Warrant exercise price, and (v) a registration rights agreement, pursuant to which Aura can require the Company to register, at the Company's expense, all of the Common Stock held by Aura, with 3.0 million shares subject to such rights commencing one year from the date of the IPO and the balance of such shares registrable one year thereafter. Because the Company is currently a majority-owned subsidiary of Aura, none of the intercompany agreements resulted from arm's-length negotiations. These agreements may include terms and conditions that may be more or less favorable to the Company than terms contained in similar agreements negotiated with third parties.

  Effective June 1, 1997, the Company granted options to purchase an aggregate of 548,375 shares of Common Stock at an exercise price of $7.98 per share. Options granted to the Company's directors, the Named Executive Officers, and all directors and executive officers as a group included the following: Sultan
W. Khan, CEO, President and Director, 193,316 shares; Asif M. Khan, Executive Vice President and Director, 193,316 shares; Zane Alsabery, Director, 35,106 shares; and all directors and executive officers as a group, 421,738 shares. A total of 459,625 shares of Common Stock are available for future issuance under the Company's stock plan. Pursuant to an underwriting agreement, the Company has agreed that, for a period of one year following the date of the Prospectus, the Company will not grant any additional options under the Company's stock plan at an exercise price less than the initial public offering price of the Common Shares, without the Underwriters' prior consent which may be withheld in its sole discretion.

 [PHOTO OF PRODUCT] 33,600 BPS
    EXTERNAL DATA/FAX MODEM
                                                [PHOTO OF PRODUCT]
                                             WEBPAL INTERNET APPLIANCE
     [PHOTO OF PRODUCT] 24X
     MULTIMEDIA UPGRADE KIT


    [PHOTO OF PRODUCT] NC100
            SPEAKERS
                                                [PHOTO OF PRODUCT]
                                        56,000 BPS INTERNAL DATA/FAX MODEM

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 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UN-LAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
The Company..............................................................  20
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  22
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  35
Management...............................................................  48
Relationship with Aura and Certain Transactions..........................  53
Principal Stockholders...................................................  57
Description of Securities................................................  58
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  67
Legal Matters............................................................  69
Experts..................................................................  69
Additional Information...................................................  70
Index to Financial Statements............................................ F-1

                                ---------------

 UNTIL OCTOBER 10, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEAL-ERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                2,000,000 UNITS

                     EACH UNIT CONSISTING OF ONE SHARE OF
                       COMMON STOCK AND ONE COMMON STOCK
                               PURCHASE WARRANT

                                 NEWCOM, INC.

                                ---------------

                                  PROSPECTUS

                                ---------------

                       JOSEPH CHARLES & ASSOCIATES, INC.

                              SEPTEMBER 15, 1997

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